SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

(X)   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2003

OR

( )   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

        Commission File Number 1-13136

HOME PROPERTIES, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND	16-1455126
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification Number)

850 CLINTON SQUARE
ROCHESTER, NEW YORK 14604
(Address of principal executive offices)

Registrant's telephone number, including area code: (585) 546-4900
Securities registered pursuant to Section 12(b) of the Act:

	Name of Each Exchange on
Title of each class	Which Registered
Common Stock, $.01 par value	New York Stock Exchange

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES   X   No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.   X

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
YES   X   No

The aggregate market value of the shares of common stock held by non-affiliates (based upon the closing sale price on the New York Stock Exchange) on June 30, 2003, was approximately $996,685,273.

As of February 20, 2004, there were 32,474,539 shares of common stock, $.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the proxy statement to be issued in connection with the Company's 2004 Annual Meeting of Stockholders is incorporated by reference into Part III of this Report.

HOME PROPERTIES, INC.

TABLE OF CONTENTS

Item 1.   Business

The Company

Home Properties, Inc. ("Home Properties" or the "Company") is a self-administered and self-managed real estate investment trust ("REIT") that owns, operates, acquires, and rehabilitates apartment communities. The Company's properties are regionally focused in the Northeastern, Mid-Atlantic and Midwestern United States.   It was formed in November 1993, to continue and expand the operations of Home Leasing Corporation ("Home Leasing"). The Company completed an initial public offering of 5,408,000 shares of common stock (the "IPO") on August 4, 1994.

The Company conducts its business through Home Properties, L.P. (the "Operating Partnership"), a New York limited partnership in which the Company held a 66.7% partnership interest as of December 31, 2003 (62.6% at December 31, 2002) (such interest has been calculated as the percentage of outstanding common shares divided by the total outstanding common shares and Operating Partnership Units outstanding) and two management companies (together, the "Management Companies") – Home Properties Management, Inc. ("HP Management") and Home Properties Resident Services, Inc. ("HPRS"), both of which are Maryland corporations.

Home Properties, through its affiliates described above, as of December 31, 2003, operated 197 communities with 48,080 apartment units. Of these, 40,946 units in 147 communities are owned outright (the "Owned Properties"), 4,832 units in 44 communities are managed and partially owned by the Company as general partner, and 2,302 units in 6 communities are managed for other owners (collectively, the "Managed Properties").

The Owned Properties and the Managed Properties (collectively, the "Properties") are concentrated in the following market areas:

Market Area	Apts. Owned	Apts. Managed As General Partner	Apts. Fee Managed	Apt. Totals
Suburban New York City	6,837	-	372	7,209
Suburban Washington, D.C.	6,455	-	-	6,455
Baltimore, MD	6,233	82	1,422	7,737
Philadelphia, PA	5,917	-	-	5,917
Detroit, MI	5,574	-	-	5,574
Upstate New York	4,791	2,381	508	7,680
Chicago, IL	2,242	-	-	2,242
Rochester, NY	1,904	1,254	508	3,666
Buffalo, NY	1,644	156	-	1,800
Syracuse, NY	1,243	971	-	2,214
Boston, MA	976	-	-	976
Portland, ME	595	-	-	595
Hamden, CT	498	-	-	498
Dover, DE	432	-	-	432
South Bend, IN	396	168	-	564
Albany, NY	-	261	-	162
Columbus, OH	-	868	-	868
Western PA	-	1,072	-	1,072
Total # of Units	40,946	4,832	2,302	48,080
Total Number of Communities	147	44	6	197

The Company's mission is to maximize shareholder value by acquiring, rehabilitating, and managing apartment communities while enhancing the quality of life for its residents, improving the broader communities in which the Company operates, providing employees with opportunities for growth and accomplishment, and demonstrating personal integrity and dedication at all times. Our primary, long-term vision is to be a dominant owner and manager of market-rate apartments with 150 units or more located in selected suburban markets of metropolitan areas with substantial barriers to new development. The metropolitan areas we have selected include New York City, Washington, D.C., Baltimore, Philadelphia, Detroit, Chicago and Boston. We also expect to maintain or grow existing portfolios in other markets as economic and/or market conditions permit.

The Company's business strategies include: (i) aggressively managing and improving its communities to achieve increased net operating income; (ii) acquiring additional apartment communities with attractive returns at prices significantly below replacement costs; (iii) disposing of properties that have reached their potential, are less efficient to operate, or are located in markets where growth has slowed down to a pace below the markets targeted for acquisition; and (iv) maintaining a strong and flexible capital structure with cost effective access to the capital markets.

Structure

The Company was formed in November 1993 as a Maryland corporation and is the general partner of the Operating Partnership. On December 31, 2003, it owned a 68.4% legal interest in the Operating Partnership (such interest has been calculated as the percentage of outstanding common and preferred shares owned by the Company divided by the total outstanding common shares, preferred shares, and Operating Partnership Units ("UPREIT Units") outstanding) – one percent as sole general partner and the remainder as a limited partner through its wholly owned subsidiary, Home Properties I, LLC, which owns 100% of the limited partner, Home Properties Trust. A portion of the limited partner interests held by Home Properties Trust as of December 31, 2003 consisted of all of the Series D and F Limited Partnership Units (2,650,000 units, or 5.2% of the total). Those preferred interests in the Operating Partnership have rights and preferences that mirror the rights and preferences of the holders of the related series of preferred shares in the Company. The remaining units (31,460,132 or 62.2% of the total) held by Home Properties Trust have basically the same rights as the other limited partner interests (the "Units") in the Operating Partnership. Those other Units are owned by certain individuals and entities who received Units in the Operating Partnership as consideration for their interests in entities owning apartment communities purchased by the Operating Partnership, including certain officers of the Company.

The Operating Partnership is a New York limited partnership formed in December 1993. Holders of Units in the Operating Partnership may redeem a Unit for one share of the Company's common stock or cash equal to the fair market value at the time of the redemption, at the option of the Company. Management expects that it will continue to utilize Units as a form of consideration for a portion of its acquisition properties.

Effective January 1, 2003, the accompanying consolidated financial statements include the accounts of the Management Companies. As a result, the Management Companies are now wholly owned subsidiaries of the Company. Prior to January 1, 2003, investments in these entities were accounted for using the equity method. Both of the Management Companies are Maryland corporations and, effective January 1, 2001, both converted to taxable REIT subsidiaries under the Tax Relief Extension Act of 1999. HP Management was formed in January 1994 and HPRS was formed in December 1995. The Management Companies manage, for a fee, certain of the residential, commercial and development activities of the Company and provide construction, development and redevelopment services for the Company. As of December 31, 2002, the Operating Partnership held 95% of the economic interest in HP Management and 99% of the economic interest in HPRS through non-voting common stock. Nelson and Norman Leenhouts (the "Leenhoutses") held the remaining five percent and one percent interest, respectively, through the ownership of voting common stock. In the first quarter of 2003, the Operating Partnership acquired all of the shares held by the Leenhoutses.

In September 1997, Home Properties Trust ("QRS") was formed as a Maryland real estate trust and as a qualified REIT subsidiary, with 100% of its shares being owned by the Company. The QRS has been admitted as a limited partner of the Operating Partnership and the Company transferred all but one percent of its interest in the Operating Partnership to the QRS. Effective December 30, 2002, the Company transferred 100% of its ownership in the QRS to a newly formed entity, Home Properties I, LLC. Home Properties I, LLC is a wholly owned subsidiary of the Company.

The Company currently has approximately 1,650 employees and its executive offices are located at 850 Clinton Square, Rochester, New York 14604. Its telephone number is (585) 546-4900.

Operating Strategies

The Company will continue to focus on enhancing the investment returns of its Properties by: (i) acquiring apartment communities at prices below new construction costs and repositioning those properties for long-term growth; (ii) recycling assets by disposing of properties that have reached their potential or are less efficient to operate due to size or remote location; (iii) reinforcing its decentralized company philosophy by encouraging employees' personal improvement and by providing extensive training; (iv) enhancing the quality of living for the Company's residents by improving the quality of service and physical amenities available at each community every year; (v) readily adopting new technology so that the time and cost spent on administration can be minimized while the time spent attracting and serving residents can be maximized; (vi) continuing to utilize its written "Pledge" of customer satisfaction that is the foundation on which the Company has built its name-brand recognition; and (vii) engaging in aggressive cost controls and taking advantage of volume discounts, thus benefiting from economies of scale while constantly improving the level of customer service.

Acquisition and Sale Strategies

The Company's core strategy is to grow primarily through acquisitions in the suburbs of major metropolitan markets that have significant barriers to new construction, easy access to the Company's headquarters, and enough apartments available for acquisition to achieve a critical mass. Targeted markets also possess other characteristics, including acquisition opportunities below replacement costs, a mature housing stock and stable or moderate job growth. The Company currently expects that its growth will be focused within suburban sub-markets of select metropolitan areas within the Northeast, Mid-Atlantic and Midwestern regions of the United States, where it has already established a presence. The largest metropolitan areas the Company will focus on include New York City, Washington, D.C., Baltimore, Philadelphia, Detroit, Chicago and Boston. The Company may expand into new markets that possess the characteristics described above. Continued geographic specialization is expected to have a greater impact on operating efficiencies versus widespread accumulation of properties. The Company will continue to pursue the acquisition of individual properties as well as multi-property portfolios. It may also consider strategic investments in other apartment companies. The Company has anticipated closing on acquisitions of $250 million in its budget for 2004.

During 2003, the Company acquired two communities with a total of 730 units for an aggregate consideration of approximately $93 million, or an average of approximately $127,200 per apartment unit. The weighted average expected first year capitalization rate for the acquired communities was 7.3%. Capitalization rate ("cap rate") is defined as the rate of interest used to convert the first year expected net operating income ("NOI") less a 3.0% management fee into a single present value. NOI is defined by the Company as rental income and property other income less operating and maintenance expenses. The acquisitions were concentrated in Boston and Washington, D.C.

During 2003, the Company completed the sale of seven communities with a total of 1,568 units for an aggregate consideration of approximately $59 million. The properties sold were either in slower growth markets or less efficient to operate due to their remote locations and/or smaller size. The Company recycled the proceeds from those properties that were expected to produce a weighted average unleveraged internal rate of return ("IRR") of 8.9% with the purchase of properties expected to produce an unleveraged IRR of 10.2%. IRR is defined as the discount rate at which the present value of the future cash flows of the investment is equal to the cost of the investment. Several of the properties sold were originally acquired through transactions where the sellers took interests in the Operating Partnership as consideration to provide them with the opportunity to defer tax obligations. We refer to these transactions as "UPREIT transactions." Generally, in UPREIT transactions, the Company has made certain commitments to the sellers regarding the Company's sale of the property. As a result, Section 1031 exchanges were used to defer taxable gains of the UPREIT investor.

In January 2004, the Company acquired four communities as part of a portfolio with a total of 534 units in the New Jersey region. The total purchase price of $64.2 million, including closing costs, equates to approximately $120,000 per apartment unit. Consideration for the properties included $34 million in assumed debt (fair market value of $37 million), $11.9 million in Operating Partnership Units (fair market value $12.1 million) and $18.3 million cash funded through the use of the Company's line of credit. The expected first year cap rate for this portfolio is 6.2%.

In March, 2004, the Company acquired a 240-unit community in Frederick, Maryland. The total purchase price of $29.4 million, including closing costs, equates to approximately $123,000 per apartment unit. Management expects a 7.4% weighted average expected first year cap rate on this acquisition. Consideration for this property was funded through the use of the Company's line of credit.

The Company will continue to contemplate the sale of certain of its communities. The Company has identified three communities for potential sale during 2004. The total estimated fair market value of these communities is in excess of $50 million. The communities are spread over different markets, are generally less efficient to operate due to their remote locations, and have reached their potential. The Company will not sell these properties, however, unless it achieves targeted prices at levels which would allow it to reinvest the proceeds at higher returns by making acquisitions with repositioning potential. One of these properties was originally acquired through an UPREIT transaction. Therefore, the sale will have to be matched with a suitable acquisition using a tax deferred exchange. The Company has anticipated closing on sales of $50 million in its budget for 2004.

Financing and Capital Strategies

The Company intends to adhere to the following financing policies: (i) maintaining a ratio of debt-to-total market capitalization (total debt of the Company as a percentage of the market value of outstanding diluted common stock (including the common stock equivalents of the convertible preferred stock, and Units plus total debt) of approximately 50% or less; (ii) utilizing primarily fixed rate debt; (iii) varying debt maturities to avoid significant exposure to interest rate changes upon refinancing; and (iv) maintaining a line of credit so that it can respond quickly to acquisition opportunities.

On December 31, 2003, the Company's debt was approximately $1.4 billion and the debt-to-total market capitalization ratio was 40.2% based on the year-end closing price of the Company's stock of $40.39. The weighted average interest rate on the Company's mortgage debt as of December 31, 2003 was 6.47% and the weighted average maturity was approximately eight years. Debt maturities are staggered, ranging from July 2004, through June 2036. As of December 31, 2003, the Company had an unsecured line of credit facility from M&T Bank of $115 million. This facility is available for acquisition and other corporate purposes and bears an interest rate at 1.15% over the one-month LIBOR rate. As of December 31, 2003, there was no balance outstanding on the line of credit.

Management expects to continue to fund a portion of its continued growth by taking advantage of its UPREIT structure and using UPREIT Units as currency in acquisition transactions. No UPREIT Units were issued in connection with the two property acquisitions during 2003. The Company did issue $4.8 million worth of UPREIT Units as consideration in acquiring land in Pennsylvania. Also in 2003, the Company issued $2.4 million worth of UPREIT Units as consideration for a 1031 exchange transaction where a second party purchased the UPREIT Units of the Company in exchange for selling their property to a third party. The Company issued approximately $12 million worth of UPREIT Units as partial consideration in acquisition transactions during 2002. During 2001, and 2000, $19 million and $59 million worth of UPREIT Units were issued, respectively. It is difficult to predict the level of demand from sellers for this type of transaction.

The Company also intends to continue to pursue other equity transactions to raise capital with limited transaction costs. During 2002, the Company closed on two common equity offerings totaling 704,602 shares of the Company's common stock, at a weighted average price of $30.99 per share, resulting in net proceeds to the Company of approximately $21.8 million. Also in 2002, the Company issued 2,400,000 shares of its 9.00% Series F Cumulative Redeemable Preferred Stock ("Series F Preferred Shares"). This offering generated net proceeds of approximately $58 million. The Company raised approximately $30 million in 2003 under its Dividend Reinvestment and Direct Stock Purchase Plan (the "Dividend Reinvestment Plan").

In 2002, the Company also announced a 2,000,000 share increase in management's authorization to buy back the Company's outstanding common stock. Shares may be repurchased through the open market or in privately-negotiated transactions. The Company's strategy is to opportunistically repurchase shares at a discount to its underlying net asset value, thereby continuing to build value for long-term shareholders. In 2003, the Company did not repurchase any of its outstanding common stock or UPREIT Units. At December 31, 2003 the Company had authorization to repurchase 3,135,800 shares of common stock and UPREIT Units under the stock repurchase program.

Corporate Governance Initiatives

During 2003 and 2002, the Company's Board of Directors approved and modified several new initiatives to further increase the transparency of financial reporting and to strengthen corporate governance. Since its inception, the Company has focused on its shareholders' best interests and never adopted a shareholders "rights" plan (poison pill) or a staggered Board.

In addition to the requirements set forth in the Sarbanes-Oxley Act (the "2002 Act") and Corporate Governance Rules of the New York Stock Exchange approved by the Securities and Exchange Commission on June 30, 2003, the Company's Board of Directors approved the following policies:

- Beginning in 2003, stock options were issued pursuant to a new plan approved by shareholders, as described in the proxy statement issued in connection with the 2003 Annual Meeting of Stockholders of the Company. The new plan includes a provision that options will not vest automatically upon an employee's retirement but, instead, will continue to vest as scheduled. Re-pricing of options are prohibited. Directors and executive officers are required to hold stock issued in connection with a stock option exercise for a minimum of one year and are not permitted to receive cash on an option exercise except to pay the withholding tax and exercise price.

- Beginning in 2003, the Company began expensing stock options by adopting the provisions of SFAS 148 "Accounting for Stock Based Compensation – An Amendment of SFAS 123." Under the transition provisions of this Statement, the Company has elected the "Modified Prospective Method" for recognizing stock-based compensation costs. Under this method, the Company recognizes stock-based compensation cost from the beginning of the fiscal year in which the recognition provisions are first applied as if the fair value based accounting method in this Statement had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994.

Competition

The Company competes with other multifamily owners and operators and other real estate companies in seeking properties for acquisition and in attracting potential residents. The Company's properties are primarily in developed areas where there are other properties of the same type which directly compete for residents. The Company, however, believes that its focus on service and resident satisfaction gives it a competitive advantage. The Company also believes that the moderate level of new construction of multifamily properties in its markets in 2003, that generally require higher rental rates, will not have a material adverse effect on its turnover rates, occupancies or ability to increase rents and minimize operating expenses. During the past two years, the Company has encountered competition as it seeks attractive properties in broader geographic areas. Given the perceived depth of available opportunities, this increased level of competition has not prevented the Company from being able to meet its long-term growth expectations, although the timing of certain transactions prevented the Company from meeting its announced acquisition goals for 2003.

Market Environment

From the IPO through 2000, the markets in which Home Properties operates could be characterized as stable, with moderate levels of job growth. Starting in 2001 and continuing through 2002, many regions of the United States had experienced varying degrees of economic recession resulting in negative job growth for both the country as a whole and the Company's markets. During 2003, that trend has started to reverse, with only slight job loss for the country and a 0.1% positive growth for the Company's markets.

New construction in the Company's markets is low, relative to the existing multifamily housing stock and compared to other regions of the country. Most of the existing housing stock in the Company's markets was built before 1980. Zoning restrictions, a scarcity of land and high construction costs make new development difficult to justify in many of the Company's markets. In 2003, Home Properties' markets represented 19% of the total estimated existing U.S. multifamily housing stock, but only 8% of the country's estimated net new supply of multifamily housing units.

Starting in 2001 and continuing through 2003, the recession reversed historical trends, with the net increase in the multifamily rental housing stock exceeding the estimated number of new units needed to satisfy increased demand.

In 2000, net new multifamily supply as a percent of net new multifamily demand in the Home Properties markets was approximately 49%, compared to a national average of 98%. In 2001 thru 2003, both the national and the Company's markets have resulted in an estimated oversupply. The 2003 demand (oversupply) for the Company's markets relative to estimated net new multifamily supply still compares favorably to national averages.

The third to the last column in the Multifamily Supply and Demand table on page 10 shows the net new multifamily supply as percent of existing multifamily housing stock. In the Company's markets, net new supply only represents 0.3% of the existing multifamily housing stock. This compares to the national average net new multifamily supply estimates at 0.7% of the multifamily housing stock.

The information on the Market Demographics table on page 9 was compiled by the Company from the sources indicated on the table. The methods used includes estimates and, while the Company feels that the estimates are reasonable, there can be no assurance that the estimates are accurate. There can also be no assurance that the historical information included on the table will be consistent with future trends.

Market Demographics

MSA Market Area	% of Owned Units	2003 Number of Households	December Job Growth Trailing 12 Months % Change	December Job Growth Trailing 12 Months Actual	December Unemployment Rate	2003 Median Home Value	2003 Multifamily Units as a % of Total Housing Units Stock (4)	2003 Multifamily Housing Stock (5)
Northern VA/DC	15.8%	1,954,108	1.4%	38,500	6.2%	194,010	31.0%	636,269
Baltimore, MD	15.2%	1,016,170	0.8%	9,500	4.6%	142,897	22.3%	243,446
Eastern PA [1]	14.4%	2,203,169	0.6%	15,900	4.8%	125,059	19.5%	458,702
Detroit, MI	13.6%	1,722,895	(0.9%)	(18,900)	6.7%	162,160	18.1%	330,665
Downstate NY [3]	10.5%	1,581,344	0.6%	12,000	3.9%	243,960	18.6%	313,042
Northern NJ [2]	6.2%	2,129,593	0.7%	18,400	4.7%	207,652	24.8%	561,703
Chicago, IL	5.5%	3,047,396	(0.5%)	(22,100)	6.3%	188,332	34.4%	1,104,641
Rochester, NY	4.7%	426,890	(0.9%)	(5,000)	5.8%	98,421	19.9%	91,116
Buffalo, NY	4.0%	470,431	(0.4%)	(2,300)	6.5%	93,759	18.0%	92,299
Syracuse, NY	3.0%	286,430	(0.2%)	(600)	6.0%	85,659	19.2%	61,060
Boston, MA	2.4%	2,380,278	(1.7%)	(34,400)	4.5%	202,675	32.3%	804,360
Portland, ME	1.4%	112,847	2.3%	3,700	2.6%	140,575	20.8%	26,617
Hamden, CT	1.2%	659,354	0.7%	1,800	4.4%	197,880	28.0%	195,199
Delaware	1.1%	229,294	0.8%	2,700	4.1%	143,945	19.8%	48,175
South Bend, IN	1.0%	101,894	1.5%	2,000	4.3%	101,449	16.5%	17,835
Home Properties Markets	100.0%	18,322,093	0.1%	21,200	4.8%	173,106	25.6%	4,985,129
United States		109,440,059	(0.0%)	(55,000)	5.4%	128,296	21.9%	26,318,415

(1) Eastern Pennsylvania is defined for this report as Philadelphia, PA MSA & Allentown-Bethlehem-Easton MSA.

(2) Northern New Jersey is defined for this report as Middlesex-Somerset-Hunterdon MSA, Bergen-Passaic MSA, Monmouth-Ocean MSA, & Newark MSA.

(3) Downstate New York is defined for this report as the Hudson Valley Region of Dutchess Co MSA, Newburgh NY-PA MSA, Putnam & Ulster Counties; Long Island, NY (Nassau-Suffolk MSA); Westchester County MSA; & Rockland County MSA.

(4) Based on Claritas 2003 estimates calculated from the 2000 U.S. Census figures.

Sources: Bureau of Labor Statistics (BLS); Claritas, Inc.; US Census Bureau - Manufacturing & Construction Div.;

New York State Department of Labor, Div. Of Research and Statistics.

Data collected is data available as of February 13, 2004 and in some cases may be preliminary.

BLS is the principal fact-finding agency for the Federal Government in the broad field of labor economics and statistics.

Claritas Inc. is a leading provider of precision marketing solutions and related products/services.

U.S. Census Bureau's parent federal agency is the U.S. Dept. of Commerce, which promotes American business and trade.

(5) 2003 Multifamily Housing Stock is from Claritas estimates based on the 2000 U.S. Census. In previous years' presentations, this column excluded properties with four units or fewer. The published 2003 source information did not allow for disclosure of the same information. This presentation excludes properties with two units or fewer. Both the Home Properties Markets total and United States total increased by 25-30% due to the inclusion of properties with three to four units.

Multifamily Supply and Demand

MSA Market Area	Estimated 2003 New Supply of Multifamily(6)	Estimated 2003 Multifamily Obsolescence (7)	Estimated 2003 Net New Multifamily Supply (8)	Estimated 2003 New Multifamily Household Demand (9)	Estimated Net New Multifamily Supply as a % of New Multifamily Demand	Estimated Net New Multifamily Supply as a % of New Multifamily Stock	Expected Excess Demand (10)	Expected Excess Revenue Growth (11)
Northern VA/DC	7,408	3,181	4,227	7,958	53.1%	0.7%	3,731	0.6%
Baltimore, MD	2,447	1,217	1,230	1,413	87.1%	0.5%	183	0.1%
Eastern PA [1]	4,405	2,294	2,111	2,064	102.3%	0.5%	(47)	(0.0%)
Detroit, MI	3,080	1,653	1,427	(2,286)	(62.4%)	0.4%	(3,713)	(1.1%)
Downstate NY [3]	1,684	1,565	119	1,490	8.0%	0.0%	1,371	0.4%
Northern NJ [2]	4,015	2,809	1,206	3,045	39.6%	0.2%	1,839	0.3%
Chicago, IL	10,625	5,523	5,102	(5,070)	(100.6%)	0.5%	(10,172)	(0.9%)
Rochester, NY	447	456	(9)	(663)	1.2%	(0.0%)	(654)	(0.7%)
Buffalo, NY	423	461	(38)	(276)	14.0%	(0.0%)	(238)	(0.3%)
Syracuse, NY	72	305	(233)	(77)	303.2%	(0.4%)	156	0.3%
Boston, MA	3,603	4,022	(419)	(7,423)	5.6%	(0.1%)	(7,004)	(0.9%)
Portland, ME	49	133	(84)	513	(16.3%)	(0.3%)	597	2.2%
Hamden, CT	93	976	(883)	336	(262.6%)	(0.5%)	1,219	0.6%
Delaware	925	241	684	356	192.3%	1.4%	(328)	(0.7%)
South Bend, IN	97	89	8	220	3.5%	0.0%	212	1.2%
Home Properties Markets	39,373	24,925	14,448	3,627	398.4%	0.3%	(10,822)	(0.2%)
United States	319,239	131,592	187,647	(8,028)	(2337.5%)	0.7%	(195,675)	(0.7%)

(1)-(5) see footnotes prior page

(6) **Estimated 2003 New Supply of Multifamily** = Multifamily permits (2003 figures U.S. Census Bureau, Mfg. & Constr. Div., 5+ permits only) adjusted by the average % of permits resulting in a construction start (estimated at 95%).

(7) **Estimated 2003 Multifamily Obsolescence** = 0.5% of Estimated 2003 multifamily housing stock.

(8) **Estimated 2003 Net New Multifamily Supply** = Estimated 2003 New Supply of Multifamily - Estimated 2003 multifamily obsolescence.

(9) **2003 New Multifamily Household Demand** = Trailing 12 month job growth (Nonfarm, not seasonally adjusted payroll employment figures) (12/31/02-12/31/03) multiplied by the expected % of new household formations resulting from new jobs (66.7%) and the % of multifamily households in each market (based on Claritas estimates).

(10) **Expected Excess Demand** = Estimated 2003 New Multifamily Household Demand - Estimated 2003 Net New Multifamily Supply.

(11) **Expected Excess Revenue Growth** = Expected Excess Demand divided by 2003 Multifamily Housing Stock.

<u>Regulation</u>

Many laws and governmental regulations are applicable to the Properties and changes in the laws and regulations, or their interpretation by agencies and the courts, occur frequently. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. In addition, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment communities first occupied after March 13, 1990, to be accessible to the handicapped. Non-compliance with the ADA or the FHAA could result in the imposition of fines or an award of damages to private litigants. Management believes that the Properties are substantially in compliance with present ADA and FHAA requirements.

Under various laws and regulations relating to the protection of the environment, an owner of real estate may be held liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in its property. These laws often impose liability without regard to whether the owner was responsible for, or even knew of, the presence of such substances. The presence of such substances may adversely affect the owner's ability to rent or sell the property or use the property as collateral. Independent environmental consultants have conducted "Phase I" environmental audits (which involve visual inspection but not soil or groundwater analysis) on substantially all of the Owned Properties. Phase I audit reports did not reveal any environmental liability that would have a material adverse effect on the Company. In addition, the Company is not aware of any environmental liability that management believes would have a material adverse effect on the Company. There is no assurance that Phase I reports would reveal all environmental liabilities or that environmental conditions not known to the Company may exist now or in the future which would result in liability to the Company for remediation or fines, either under existing laws and regulations or future changes to such requirements.

Under the Federal Fair Housing Act and state fair housing laws, discrimination on the basis of certain protected classes is prohibited. Violation of these laws can result in significant damage awards to victims. The Company has a strong policy against any kind of discriminatory behavior and trains its employees to avoid discrimination or the appearance of discrimination. There is no assurance, however, that an employee will not violate the Company's policy against discrimination and thus violate fair housing laws. This could subject the Company to legal actions and the possible imposition of damage awards.

<u>Company Web Site and Access to Filed Reports</u>

The Company maintains an Internet Web site at www.homeproperties.com. The Company provides access to its reports filed with the Securities and Exchange Commission ("SEC") through this Web site. These reports are available as soon as reasonably practicable after the reports are filed electronically with the SEC. In addition, paper copies of annual and periodic reports filed with the SEC may be obtained by contacting Corporate Secretary, Home Properties, Inc., 850 Clinton Square, Rochester, New York 14604. The address is also included within the SEC filings or under "Investment Information, Financial Information," on the Company's Web site.

Current copies of the Company's Corporate Governance Guidelines and Charters for the Audit, Compensation, Corporate Governance/Nominating and Real Estate Investment Committees of the Board of Directors are also available on the Company's website under the heading "Investment Information/Investor Overview.". Copies of the Corporate Governance Guidelines and the Committee Charters are also available at no charge to stockholders upon request addressed to the Corporate Secretary at Home Properties, Inc., 850 Clinton Square, Rochester, New York 14604.

<u>Item 2.</u> <u>Properties</u>

As of December 31, 2003, the Owned Properties consisted of 147 multifamily residential communities containing 40,946 apartment units. At the time of the IPO (August 4, 1994), Home Properties owned 11 communities containing 3,065 units and simultaneously with the closing of the IPO acquired an additional four communities containing 926 units. From the time just prior to the IPO to December 31, 2003, the

Company experienced a compounded annualized growth rate of 32% in the number of apartment units it owned. In 2003, Home Properties acquired 730 apartment units in two communities for a total purchase price of approximately $93 million. Also in 2003, the Company sold seven communities with a total of 1,568 units for total consideration of $59.3 million. From January 1, 2004 through March 4, 2004, the Company acquired five communities with a total of 774 units for a total purchase price of $93.6 million.

The Owned Properties are generally located in established markets in suburban neighborhoods and are well maintained and well leased. Average economic occupancy at the Owned Properties was 93% for 2003. The Owned Properties are typically two- and three-story garden style apartment buildings in landscaped settings and a majority are of brick or other masonry construction. The Company believes that its strategic focus on appealing to middle income and senior residents and the quality of the services it provides to such residents results in lower resident turnover. Average turnover at the Owned Properties was approximately 46% for 2003, which is significantly below the national average of 60.5% for garden-style apartments.

Resident leases are generally for a one year term. Security deposits equal to one month's rent are generally required.

Certain of the Owned Properties secure mortgage loans. See Schedule III contained herein (F-42 to F-46).

The table on the following pages illustrates certain of the important characteristics of the Owned Properties as of December 31, 2003.

Communities Wholly Owned
and Managed by Home Properties as of
December 31, 2003

Regional Area		# Of Apts	Age In Years	Year Acq	Average Apt Size (Sq Ft)	(2) 2003 % Mature Residents	(3) 2003 % Resident Turnover	(4) 2003 Average % Occupancy	2002 Average % Occupancy	2003 Avg Mo Rent Rate per Apt	2002 Avg Mo, Rent Rate per Apt	12/31/2003 Total Cost (000)
	Core Communities (1)											
CT - Hamden	Apple Hill Apartments	498	31	1998	789	4%	52%	93%	93%	$1,026	$991	$30,883
DE	HP of Newark	432	35	1999	856	3%	45%	91%	90%	736	707	25,998
IL - Chicago	Blackhawk	371	42	2000	860	13%	50%	92%	93%	842	838	21,513
IL - Chicago	Colonies Apartments	672	29	1998	656	12%	56%	90%	93%	707	681	31,999
IL - Chicago	Colony Apartments	783	30	1999	704	8%	60%	93%	91%	830	850	49,508
IL - Chicago	Courtyards	224	32	2001	673	13%	61%	94%	91%	776	810	14,890
IL - Chicago	Cypress Place	192	33	2000	855	12%	48%	93%	94%	886	890	12,776
IN - South Bend	Maple Lane	396	20	1999	950	27%	48%	89%	89%	667	655	20,726
MD - Baltimore	Bonnie Ridge	966	37	1999	1,023	6%	52%	91%	93%	980	944	64,609
MD - Baltimore	Canterbury Apartments	618	25	1999	933	16%	46%	94%	96%	767	729	28,622
MD - Baltimore	Country Village Apartments	344	32	1998	868	43%	59%	92%	91%	749	737	18,453
MD - Baltimore	Falcon Crest	396	34	1999	993	10%	51%	93%	92%	817	801	18,451
MD - Baltimore	Fenland Field	234	33	2001	934	14%	41%	92%	94%	964	897	16,179
MD - Baltimore	Gateway Village	132	14	1999	965	9%	59%	93%	95%	1055	985	8,539
MD - Baltimore	Manor, The	435	34	2001	1,017	7%	37%	96%	95%	1,096	1044	39,586
MD - Baltimore	Mill Towne Village Apartments	384	30	2001	812	16%	41%	89%	90%	728	669	23,954
MD - Baltimore	Morningside Heights Apartments	1,050	38	1998	870	15%	44%	91%	89%	759	729	51,434
MD - Baltimore	Owings Run	504	8	1999	1,142	19%	34%	88%	89%	967	964	39,464
MD - Baltimore	Selford Townhomes	102	16	1999	1,115	16%	61%	93%	92%	1,071	1009	7,080
MD - Baltimore	Shakespeare Park	82	20	1999	833	92%	12%	99%	99%	608	608	4,151
MD - Baltimore	Timbercroft Townhomes	284	31	1999	990	39%	12%	99%	99%	685	654	10,096
MD - Baltimore	Village Square	370	35	1999	1,045	15%	47%	96%	97%	928	862	19,127
MD - Baltimore	Woodholme Manor	176	34	2001	825	17%	36%	93%	94%	653	594	7,869
ME - Portland	Mill Co. Gardens	95	52	1998	550	14%	60%	96%	97%	670	632	2,886
ME - Portland	Redbank Village	500	59	1998	836	5%	42%	92%	93%	743	702	22,219
MI - Detroit	Canterbury Square	336	31	1997	789	3%	53%	90%	91%	752	751	17,613
MI - Detroit	Carriage Hill Apartments	168	37	1998	783	3%	49%	93%	94%	781	769	8,535
MI - Detroit	Carriage Park Apartments	256	36	1998	777	9%	45%	93%	94%	736	732	12,399
MI - Detroit	Charter Square	494	32	1997	914	2%	51%	91%	90%	848	846	29,489
MI - Detroit	Cherry Hill Club Apartments	164	31	1998	878	8%	53%	90%	93%	667	647	7,046
MI - Detroit	Cherry Hill Village Apartments	224	37	1998	742	5%	47%	92%	91%	706	715	10,227
MI - Detroit	Deerfield Woods	144	27	2000	800	41%	31%	93%	96%	814	788	7,332
MI - Detroit	Fordham Green	146	27	1997	869	6%	50%	92%	94%	884	860	8,580
MI - Detroit	Golfview Manor	44	44	1997	662	2%	48%	88%	97%	586	561	1024
MI - Detroit	Greentrees Apartments	288	32	1997	863	18%	64%	89%	91%	659	661	12,692
MI - Detroit	Hampton Court	182	31	2000	972	2%	59%	85%	90%	677	653	9,070
MI - Detroit	Kingsley Apartments	328	33	1997	792	10%	52%	91%	90%	684	687	17,168
MI - Detroit	Lakes Apartments	434	16	1999	948	7%	59%	88%	87%	891	901	29,254
MI - Detroit	Macomb Manor	217	34	2000	867	45%	36%	94%	95%	687	676	9,957
MI - Detroit	Oak Park Manor	298	48	1997	887	2%	46%	88%	92%	832	793	14,286
MI - Detroit	Parkview Gardens	483	49	1997	731	7%	46%	87%	94%	645	620	12,586
MI - Detroit	Scotsdale Apartments	376	28	1997	790	13%	39%	92%	93%	693	695	16,527
MI - Detroit	Southpointe Square	224	32	1997	776	14%	54%	88%	90%	647	645	7,808
MI - Detroit	Springwells Park	303	62	1999	1,014	9%	54%	87%	88%	983	999	22,422
MI - Detroit	Stephenson House	128	36	1997	668	2%	62%	91%	90%	670	678	4,131
MI - Detroit	Woodland Gardens	337	37	1997	719	6%	57%	91%	90%	733	762	16,306
NJ - Northern	East Hill Gardens	33	45	1998	695	42%	33%	97%	96%	1,259	1204	2,683
NJ - Northern	Lakeview Apartments	106	34	1998	492	26%	33%	97%	97%	1063	995	7,298

Communities Wholly Owned
and Managed by Home Properties as of
December 31, 2003

Regional Area		# Of Apts	Age In Years	Year Acq	Average Apt Size (Sq Ft)	(2) 2003 % Mature Residents	(3) 2003 % Resident Turnover	(4) 2003 Average % Occupancy	2002 Average % Occupancy	2003 Avg Mo Rent Rate per Apt	2002 Avg Mo, Rent Rate per Apt	12/31/2003 Total Cost (000)
NJ - Northern	Oak Manor Apartments	77	47	1998	775	27%	36%	96%	96%	1,564	1476	6,675
NJ - Northern	Pleasant View Gardens Apartments	1,142	35	1998	745	6%	40%	92%	92%	968	933	67,414
NJ - Northern	Pleasure Bay Apartments	270	32	1998	667	5%	29%	97%	97%	849	799	12,299
NJ - Northern	Royal Gardens	550	35	1997	800	0%	33%	96%	97%	1007	956	29,789
NJ - Northern	Wayne Village	275	38	1998	725	5%	35%	94%	96%	1,086	1023	19,212
NJ - Northern	Windsor Realty	67	50	1998	675	16%	42%	96%	96%	1002	955	5,054
NY - Alb/Hudson Valley	Carriage Hill	140	30	1996	845	4%	57%	95%	95%	1,148	1074	6,967
NY - Alb/Hudson Valley	Cornwall Park	75	36	1996	1,320	19%	77%	92%	95%	1,618	1540	7,119
NY - Alb/Hudson Valley	Lakeshore Villas	152	28	1996	956	9%	53%	95%	95%	965	896	7,846
NY - Alb/Hudson Valley	Patricia Apartments	100	29	1998	770	4%	35%	94%	97%	1,220	1144	6,739
NY - Alb/Hudson Valley	Sunset Gardens	217	32	1996	662	9%	61%	97%	97%	831	772	8,519
NY - Buffalo	Emerson Square	96	33	1997	650	38%	32%	97%	98%	645	624	3,453
NY - Buffalo	Idylwood	720	33	1995	700	10%	55%	92%	90%	645	644	25,927
NY - Buffalo	Paradise Lane at Raintree	324	31	1997	676	14%	45%	91%	91%	680	663	11,807
NY - Buffalo	Raintree Island	504	31	1985	704	24%	46%	90%	92%	705	687	18,585
NY - Long Island	Bayview/Colonial	160	36	2000	882	22%	45%	93%	95%	1063	994	13,173
NY - Long Island	Coventry Village	94	28	1998	718	3%	34%	97%	98%	1,237	1168	5,204
NY - Long Island	Devonshire Hills	297	35	2001	803	1%	70%	93%	90%	1,688	1642	51,061
NY - Long Island	Eastwinds	96	37	2000	888	8%	39%	93%	92%	1044	999	7,908
NY - Long Island	Lake Grove	368	33	1997	879	16%	49%	95%	97%	1,297	1218	29,676
NY - Long Island	Maple Tree	84	52	2000	937	14%	26%	94%	96%	1,091	1031	6,425
NY - Long Island	Mid-Island Estates	232	38	1997	690	22%	42%	97%	97%	1,096	1029	14,222
NY - Long Island	Rider Apartments	24	42	2000	817	33%	17%	98%	98%	1,088	1015	1,851
NY - Long Island	South Bay Manor	61	43	2000	849	10%	44%	96%	88%	1,357	1269	6,509
NY - Long Island	Southern Meadows	452	32	2001	810	7%	38%	95%	96%	1,290	1231	43,387
NY - Long Island	Terry Apartments	65	27	2000	722	32%	43%	93%	93%	1048	983	4,499
NY - Rochester	1600 East Avenue	164	44	1997	800	43%	27%	77%	69%	1,159	1349	14,437
NY - Rochester	1600 Elmwood	210	43	1983	891	7%	46%	92%	94%	910	879	13,259
NY - Rochester	Brook Hill	192	31	1994	999	29%	42%	89%	89%	888	881	12,580
NY - Rochester	Newcastle Apartments	197	28	1982	873	18%	46%	95%	88%	770	755	11,097
NY - Rochester	Northgate Manor	224	40	1994	800	33%	33%	91%	88%	684	677	11,497
NY - Rochester	Perinton Manor	224	33	1982	928	19%	47%	92%	92%	812	811	12,695
NY - Rochester	Riverton Knolls	240	29	1983	911	10%	58%	88%	81%	837	855	14,251
NY - Rochester	Spanish Gardens	220	29	1994	1,030	4%	39%	90%	87%	696	686	13,279
NY - Rochester	The Meadows	113	32	1984	890	29%	44%	95%	95%	730	700	5,688
NY - Rochester	Woodgate Place	120	30	1997	1,100	6%	45%	95%	93%	809	795	6,114
NY - Syracuse	Fairview Heights	214	39	1965	798	0%	69%	94%	92%	915	874	11,919
NY - Syracuse	Harborside Manor	281	30	1995	823	4%	49%	96%	94%	658	645	10,093
NY - Syracuse	Pearl Street	60	32	1995	855	2%	40%	95%	92%	574	557	1,864
NY - Syracuse	Village Green	448	17	1994	908	29%	41%	93%	86%	682	672	19,212
NY - Syracuse	Westminster Place	240	31	1996	913	5%	52%	95%	95%	656	643	8,962
PA - Philadelphia	Arbor Crossing	134	34	1999	667	29%	37%	91%	94%	770	741	6,487
PA - Philadelphia	Beechwood Gardens	160	36	1998	775	13%	42%	97%	97%	754	725	5,995
PA - Philadelphia	Cedar Glen Apartments	110	36	1998	726	17%	56%	91%	92%	615	584	4,394
PA - Philadelphia	Chesterfield Apartments	247	30	1997	812	2%	57%	96%	96%	826	801	13,531
PA - Philadelphia	Curren Terrace	318	32	1997	782	4%	43%	92%	91%	876	845	18,077
PA - Philadelphia	Executive House	100	38	1997	696	2%	52%	94%	96%	876	864	6,470
PA - Philadelphia	Glen Brook	177	40	1999	689	17%	34%	94%	94%	713	711	7,789
PA - Philadelphia	Glen Manor	174	27	1997	667	2%	43%	92%	92%	726	699	7,386

14

Communities Wholly Owned
and Managed by Home Properties as of
December 31, 2003

Regional Area		# Of Apts	Age In Years	Year Acq	Average Apt Size (Sq Ft)	(2) 2003 % Mature Residents	(3) 2003 % Resident Turnover	(4) 2003 Average % Occupancy	2002 Average % Occupancy	2003 Avg Mo Rent Rate per Apt	2002 Avg Mo, Rent Rate per Apt	12/31/2003 Total Cost (000)
PA - Philadelphia	Hill Brook Place	274	35	1999	709	11%	44%	97%	96%	797	759	14,246
PA - Philadelphia	Home Properties of Bryn Mawr	316	52	2000	900	7%	47%	92%	88%	1,015	1004	29,411
PA - Philadelphia	Home Properties of Castle Club	158	36	2000	974	22%	35%	97%	98%	819	784	11,567
PA - Philadelphia	Home Properties of Devon	629	40	2000	1,299	3%	50%	90%	89%	1059	1055	55,831
PA - Philadelphia	Home Properties of Golf Club	399	34	2000	821	5%	62%	91%	89%	967	963	35,064
PA - Philadelphia	Home Properties of Trexler Park	249	29	2000	1,000	13%	64%	89%	88%	990	950	20,706
PA - Philadelphia	New Orleans Park	308	32	1997	693	16%	34%	94%	94%	761	739	16,616
PA - Philadelphia	Racquet Club East Apartments	467	32	1998	850	27%	41%	96%	96%	916	885	29,529
PA - Philadelphia	Racquet Club South	103	34	1999	821	18%	45%	96%	96%	804	777	5,681
PA - Philadelphia	Ridley Brook	244	41	1999	731	23%	32%	97%	97%	779	755	12,038
PA - Philadelphia	Sherry Lake Apartments	298	38	1998	811	3%	47%	95%	96%	1,060	1022	22,495
PA - Philadelphia	The Landings	384	30	1996	987	25%	55%	94%	91%	941	910	25,859
PA - Philadelphia	Valley View Apartments	177	30	1997	769	15%	75%	90%	91%	774	759	9,688
PA - Philadelphia	Village Square	128	30	1997	795	22%	44%	93%	91%	854	833	7,178
PA - Philadelphia	William Henry	363	32	2000	900	11%	38%	88%	88%	1,042	1017	34,545
VA - Suburban DC	Braddock Lee Apartments	254	48	1998	758	12%	38%	96%	95%	1,079	1036	17,074
VA - Suburban DC	East Meadow	150	32	2000	1,035	11%	55%	95%	93%	1,145	1169	13,607
VA - Suburban DC	Elmwood Terrace	504	30	2000	1,038	14%	51%	94%	92%	789	763	23,258
VA - Suburban DC	Manor, The	198	29	1999	844	20%	53%	92%	91%	902	893	9,790
VA - Suburban DC	Orleans Village	851	35	2000	1,040	6%	43%	90%	91%	1,136	1133	77,573
VA - Suburban DC	Park Shirlington Apartments	294	48	1998	758	9%	37%	93%	95%	1,122	1076	20,150
VA - Suburban DC	Pavilion Apartments	432	35	1999	951	44%	41%	92%	90%	1,374	1321	49,643
VA - Suburban DC	Seminary Hill	296	43	1999	884	6%	47%	91%	92%	1,115	1088	18,148
VA - Suburban DC	Seminary Towers	548	39	1999	875	19%	43%	92%	91%	1,114	1094	34,281
VA - Suburban DC	Tamarron Apartments	132	16	1999	1,097	22%	35%	96%	98%	1,086	1006	10,437
VA - Suburban DC	Virginia Village	344	36	2001	1,028	6%	46%	94%	91%	1,144	1096	31,027
VA – Suburban DC	Wellington Lakes	160	32	2001	675	1%	85%	86%	90%	758	708	8,456
VA – Suburban DC	Wellington Woods	114	31	2001	688	9%	67%	91%	95%	780	715	5,921
	Core Communities Total/Weighted Avg	35,936	34		857	13%	47%	92%	92%	$889	$864	$2,183,660

(1) "Core Communities" are the 35,936 apartment units owned by the Company continuously.

(2) "Mature Residents" is the percentage of residents aged 55 years or older as of December 31, 2003.

(3) "Resident Turnover" reflects, on an annual basis, the number of moveouts divided by the total number of apartment units.

(4) "Average % Occupancy" is the average economic occupancy for the 12 months ended December 31, 2002 and 2003. For communities acquired during 2002 and 2003, this is the average occupancy from the date of acquisition.

Communities Wholly Owned

and Managed by Home Properties as of

December 31, 2003

Regional Area		# Of Apts	Age In Years	Year Acq	Average Apt Size (Sq Ft)	(2) 2003 % Mature Residents	(3) 2003 % Resident Turnover	(4) 2003 Average % Occupancy	2002 Average % Occupancy	2003 Avg Mo Rent Rate per Apt	2002 Avg Mo, Rent Rate per Apt	12/31/2003 Total Cost (000)
	2002 Acquisition Communities											
MA – Boston	Gardencrest Apartments	696	55	2002	847	36%	31%	94%	96%	$1,184	$1,060	$91,788
NY - Alb/Hudson Valley	Sherwood Consolidation	224	34	2002	813	16%	35%	97%	96%	876	794	15,221
NY - Long Island	Cambridge Village Associates	82	36	2002	747	30%	20%	99%	97%	1237	1190	6,419
NY - Long Island	Hawthorne Consolidation	434	35	2002	729	15%	40%	92%	85%	1,203	1,146	41,275
NY - Long Island	Heritage Square	80	54	2002	703	30%	19%	98%	97%	1226	1169	7,358
NY - Long Island	Holiday/Muncy Consolidation	143	24	2002	566	86%	19%	98%	98%	903	894	10,206
NY - Long Island	Stratford Greens Associates	359	29	2002	725	10%	46%	95%	93%	1307	1222	48,571
NY - Long Island	Westwood Village Apartments	242	34	2002	829	58%	36%	97%	96%	1801	1651	34,951
NY - Long Island	Woodmont Village Apartments	96	35	2002	704	7%	42%	95%	95%	1143	1082	9,409
NY - Long Island	Yorkshire Village Apartments	40	34	2002	779	30%	15%	98%	95%	1309	1259	3,581
VA-Suburban DC	Brittany Place	591	35	2002	920	13%	56%	95%	97%	976	931	47,206
VA-Suburban DC	Cider Mill	864	25	2002	834	11%	45%	95%	91%	997	989	83,495
VA-Suburban DC	The Sycamores	185	25	2002	876	3%	68%	91%	93%	1097	1142	20,706
VA-Suburban DC	West Springfield Terrace	244	25	2002	1019	23%	57%	89%	94%	1226	1183	34,706
	2002 Total/Weighted Average	4,280	34		823	22%	42%	94%	94%	$1,140	$1,082	$454,892
	2003 Acquisition Communities											
MA – Boston	Stone Ends Apartments	280	24	2003	797	9%	59%	94%	NA	$1,174	N/A	$34,312
VA - Suburban DC	Falkland Chase Apartments	450	66	2003	772	0%	50%	91%	NA	1,098	N/A	58,778
	2003 Total/Weighted Average	730	45		782	4%	53%	93%	N/A	$1,136	N/A	$93,090
	Owned Portfolio Total/Weighted Avg	40,946	33		852	13%	46%	93%	92%	$919	$887	$2,731,642

(1) "Core Communities" are the 35,936 apartment units owned by the Company continuously throughout 2002 and 2003.

(2) "Mature Residents" is the percentage of residents aged 55 years or older as of December 31, 2003.

(3) "Resident Turnover" reflects, on an annual basis, the number of moveouts; divided by the total number of apartment units.

(4) "Average % Occupancy" is the average economic occupancy for the 12 months ended December 31, 2002 and 2003. For communities acquired during 2002 and 2003, this is the average
occupancy from the date of acquisition.

Property Development

For approximately five years, from 1996 to 2000, the Company actively diversified its portfolio of market-rate communities with government assisted multifamily housing developed or re-developed by the Company. Effective December 31, 2000, the Company sold its affordable housing development operations to Conifer, LLC. Conifer, LLC is led by Richard J. Crossed, a former Executive Vice President and former director of the Company. The Company retained general partner ownership interests in and property management operations for 8,325 apartment units in 136 existing affordable communities.

In December 2002, the Company determined that it would market for sale virtually all of the assets associated with its interests in various affordable property limited partnerships. At that time, the Company announced its intention to sell the assets which include the equity interest in the affordable housing partnerships, loans, advances and management contracts, in three phases.

During 2003, the Company was successful in selling its interest in entities that own in the aggregate 84 properties containing 2,590 units. There still remains interests in entities owning 39 properties, most of which are under contract to sell in 2004. The net gain recorded from the 2003 sales was $40,000. In addition, during 2003, the Company recorded $2.5 million in impairment charges related to these assets held as general partner. A total of $822,000 represents an impairment of monies loaned during 2003 to certain affordable properties to fund operating shortfalls, which are not anticipated to be recovered from projected sales proceeds. The balance of the impairment charge, or $1.7 million, pertains to a charge taken in the third quarter to reduce the book value of certain assets associated with the remaining interest. This was triggered by the negotiation and signing of a sale contract for these assets.

The Company has retained the ability to develop new market rate communities, but does not plan to focus on this activity. Rather, it plans to engage in development activity only on a very selective basis.

Property Management

As of December 31, 2003, the Managed Properties consist of: (i) 4,832 apartment units where Home Properties is the general partner of the entity that owns the property; and (ii) 2,302 apartment units managed for others. The 4,832 apartment units where the Company is the general partner are projected to be sold during 2004 as referred to above under the Property Development section.

On January 1, 2004, the Company sold certain assets of its commercial property management division to Home Leasing LLC, which is owned by the Leenhoutses. This division managed approximately 2.2 million square feet of gross leasable area, as well as certain planned communities. The majority of the managed commercial properties are and have been owned in whole or in part by the Leenhoutses since before the Company's IPO in 1994. The sale was completed in order to permit the Company to focus solely on the direct ownership and management of market rate apartment communities. The contribution from the commercial property management division to Home Properties' 2003 earnings was significantly less than one-half of one percent. The initial amount paid was $67,500. In addition, the Company is entitled to receive a percentage of the management fee received by Home Leasing in connection with the management of one of the commercial properties for a period not to exceed 36 months. If Home Leasing continues to manage that property for three years, the Company is expected to receive an additional deferred purchase price of $166,000, for a total consideration of $233,500. If the management of this property is retained for the entire three years, the gain on sale will be approximately $30,000.

The Company may pursue the management of additional properties not owned by the Company, but will only do so when such additional properties can be effectively and efficiently managed in conjunction with other properties owned or managed by Home Properties.

The table on the following pages details managed multifamily communities broken down by market area.

Communities Managed Home Properties by Market Area
As of December 31, 2003

Communities Managed as General Partner

Community Name	City	# of Apts.
UPSTATE NEW YORK		
Buffalo, NY Area		
Linda Lane Apartments	Cheektowaga	156
Rochester, NY Area		
Abraham Lincoln	Rochester	69
Ambassador Apartments	Rochester	54
Chevy Place	Rochester	77
College Greene Senior Apartments	N. Chili	110
East Court Apartments	Rochester	85
Evergreen Hills	Macedon	232
Fort Hill	Canandaigua	57
Geneva Garden Apartments	Geneva	53
Huntington Park Apartments	Rochester	75
Jefferson Park	Fairport	69
Monica Place	Rochester	21
Nichols Schoolhouse Apartments	Nichols	13
Sandy Creek	Albion	24
Springside Meadows Apartments	West Henrietta	54
St. Bernard's Park	Rochester	59
St. Bernard's Park II	Rochester	88
St. Michael's Senior Housing	Rochester	28
YWCA	Rochester	86
Syracuse, NY Area		
Candlelight Lane Apartments	Liverpool	244
Church Street Apartments	Port Byron	39
Ledges	Evans Mills	100
Macartovin	Utica	66
Meadowview I	Central Square	60
Northcliffe Apartments	Cortland	58

Communities Managed as General Partner

Community Name	City	# of Apts.
Pontiac Terrace Apartments	Oswego	70
Schoolhouse Apartments	Waterville	56
Schoolhouse Gardens	Groton	28
Wedgewood Apartments	Kirkville	70
Windsor Place Apartments	N. Syracuse	180
ALBANY/HUDSON VALLEY NY AREA		
Albert Carriere Apartments	Rouses Point	56
Hillside Terrace	Poughkeepsie	64
Peppertree Apartments	Coxsackie	24
Peppertree Park	Coxsackie	24
Terrace View Apartments	Yonkers	48
Trinity Senior Apartments	Yonkers	45
INDIANA		
Dunedin Apartments	South Bend	168
NORTHERN/CENTRAL OHIO		
Briggs/Wedgewood Apartments	Columbus	868
MARYLAND		
Morningside Seniors	Baltimore	82
PENNSYLVANIA		
Green Meadow Apartments	Pittsburgh	1,072
Total Apt. Units in Communities Managed as General Partner		***4,832***

Communities Fee Managed

Community Name	City	# of Apts.
UPSTATE NEW YORK		
Rochester, NY Area		
Pines of Perinton	Fairport	508
MARYLAND		
Annapolis Roads Apartments	Annapolis	282
Chesapeake Bay Apartments	Annapolis	108
Dunfield Townhomes	Baltimore	312
Fox Hall	Baltimore	720
NEW JERSEY		
Regency Club Apartments	Jackson	372
Total Apt. Units in Communities Fee Managed		***2,302***

Supplemental Property Information

At December 31, 2003, none of the Properties have an individual net book value equal to or greater than ten percent of the total assets of the Company or would have accounted for ten percent or more of the Company's aggregate gross revenues for 2003.

Item 3. Legal Proceedings

The Company is a party to certain legal proceedings. All such proceedings, taken together, are not expected to have a material adverse effect on the Company's liquidity, financial position or results of operations. The Company is also subject to a variety of legal actions for personal injury or property damage arising in the ordinary course of its business, most of which are covered by liability insurance. While the resolution of these matters cannot be predicted with certainty, management believes that the final outcome of such legal proceedings and claims will not have a material adverse effect on the Company's liquidity, financial position or results of operations.

Item 4. Submission of Matters to Vote of Security Holders

None.

Item 4A. Executive Officers

The following table sets forth, as of February 27, 2004, the eight executive officers of the Company, together with their respective ages, positions and offices.

Name	Age	Position
Edward J. Pettinella	52	President and Chief Executive Officer of Home Properties, HP Management and HPRS
David P. Gardner	48	Executive Vice President and Chief Financial Officer of Home Properties, HP Management and HPRS
Ann M. McCormick	47	Executive Vice President, General Counsel and Secretary of Home Properties, HP Management and HPRS
Scott A. Doyle	42	Senior Vice President, Property Management of Home Properties, HP Management and HPRS
Johanna A. Falk	39	Senior Vice President and Chief Administrative Officer of Home Properties, HP Management and HPRS
Robert J. Luken	39	Senior Vice President, Chief Financial Analyst and Treasurer of Home Properties, HP Management and HPRS
Janine M. Schue	41	Senior Vice President, Human Resources of Home Properties, HP Management and HPRS
John E. Smith	53	Senior Vice President, Acquisitions and Dispositions of Home Properties, HP Management and HPRS

Information regarding Edward Pettinella is set forth below under "Board of Directors" in Item 10.

David P. Gardner has served as Executive Vice President of the Company since January 2004, Chief Financial Officer of the Company since its inception, and Vice President and Chief Financial Officer of HP Management and HPRS since their inception. Since May 2002, he has served HP Management and HPRS as Senior Vice President. Mr. Gardner joined Home Leasing Corporation in 1984 as Vice President and Controller. In 1989, he was named Treasurer of Home Leasing and Chief Financial Officer in December 1993. In January 2004, Mr. Gardner was promoted to Executive Vice President. From 1977 until joining Home Leasing, Mr. Gardner was an accountant at Cortland L. Brovitz & Co. Mr. Gardner is a graduate of the Rochester Institute of Technology and is a Certified Public Accountant.

Ann M. McCormick has served as Executive Vice President since 2004, and Vice President and General Counsel and Secretary of the Company and HP Management since their inception. She has also served as Secretary and General Counsel of HPRS since 1998 and as Vice President since 2000. Since May 2002, she has served HP Management and HPRS as Senior Vice President. Mrs. McCormick joined Home Leasing in 1987 and was named Vice President, Secretary and General Counsel in 1991. In January 2004, Mrs. McCormick was promoted to Executive Vice President. Prior to joining Home Leasing, she was an associate with the law firm of Nixon Peabody LLP. Mrs. McCormick is a graduate of Colgate University and holds a Juris Doctor from Cornell University.

Scott A. Doyle has served as Senior Vice President since 2000, and Vice President of the Company since 1997. He has also served as Vice President of HPRS since 2000. Since May 2002, he has served HP Management and HPRS as Senior Vice President. He joined Home Properties in 1996 as a Regional Property Manager. Mr. Doyle has been in property management for 20+ years and is a Certified Property Manager (CPM) as designated by the Institute of Real Estate Management. Prior to joining Home Properties he worked with CMH Properties, Inc., Rivercrest Realty Associates and Arcadia Management Company. Mr. Doyle is a graduate of S.U.N.Y. at Plattsburgh, New York.

Johanna A. Falk has served as Senior Vice President since 2000, Chief Administrative Officer since February 2003, and Vice President of the Company since 1997. She has also served as Vice President of HPRS since 2000. Since May 2002, she has served HP Management and HPRS as Senior Vice President. She joined the Company in 1995 as an investor relations specialist, was responsible for the Information Systems Department through 2002, and was promoted to Chief Administrative Officer in February 2003. Prior to joining the Company, Mrs. Falk was employed as a marketing manager at Bausch & Lomb Incorporated and Champion Products, Inc. and as a financial analyst at Kidder Peabody. She is a graduate of Cornell University and holds a Masters Degree in Business Administration from the Wharton School of The University of Pennsylvania.

Robert J. Luken has served as Senior Vice President since January 2004, Chief Financial Analyst since February 2002, Treasurer of the Company since 2000 and as Vice President since 1997. Since 2001, he had also served as Vice President and Controller of HPRS and HP Management. He joined the Company in 1996, serving as its Controller. Prior to joining the Company, he was the Controller of Bell Corp. of Rochester and an Audit Supervisor for PricewaterhouseCoopers LLP. Mr. Luken is a graduate of St. John Fisher College and is a Certified Public Accountant.

Janine M. Schue has served as Senior Vice President of the Company since January 2004, after joining the Company in October of 2001. Since May 2002, Ms. Schue has also served as Vice President of HP Management and HPRS. Prior to joining the Company, she was employed by NetSetGo as Vice President of Human Resources and prior to that by Wegmans Food Markets, Inc. as Director of Human Resources. Ms. Schue is a graduate of and holds a Masters of Education from the State University of New York at Albany.

John E. Smith joined Home Properties as Vice President of Acquisitions and Dispositions in 1997 and was elected Senior Vice President in 2001. Since May 2002, he has served HP Management and HPRS as Senior Vice President. Prior to joining the Company, Mr. Smith was general manager for Direct Response Marketing, Inc. and Executive Vice President for The Equity Network, Inc. Mr. Smith was Director of Investment Properties at Hunt Commercial Real Estate for 20 years. He has been a Certified Commercial Investment Member (CCIM) since 1982, a New York State Certified Instructor and has taught commercial real estate courses in four states.

Item 5. Market for the Registrant's Common Stock and Related Stockholder Matters

The Common Stock has been traded on the New York Stock Exchange ("NYSE") under the symbol "HME" since July 28, 1994. The following table sets forth for the previous two years the quarterly high and low sales prices per share reported on the NYSE, as well as all distributions paid.

	High	Low	Distribution
2002			
First Quarter	$34.45	$31.40	$.60
Second Quarter	$37.94	$33.79	$.60
Third Quarter	$37.91	$31.25	$.60
Fourth Quarter	$34.55	$28.28	$.61
2003			
First Quarter	$34.85	$31.19	$.61
Second Quarter	$37.55	$33.66	$.61
Third Quarter	$39.20	$35.05	$.61
Fourth Quarter	$40.92	$37.75	$.62

As of February 20, 2004, the Company had approximately 6,200 shareholders of record, 32,474,539 common shares (plus 16,031,422 UPREIT Units convertible into 16,031,422 common shares and Preferred Stock convertible into 833,333 common shares) were outstanding, and the closing price was $39.92. It is the Company's policy to pay dividends. The Company has historically paid dividends on a quarterly basis in the months of February, May, August and November. The Credit Agreement relating to the Company's $115 million line of credit provides that the Company may not pay any distribution if a distribution, when added to other distributions paid during the three immediately preceding fiscal quarters, exceeds the greater of: (i) 90% of funds from operations, and 110% of cash available for distribution; and (ii) the amounts required to maintain the Company's status as a REIT.

Item 6. Selected Financial and Operating Information

The following table sets forth selected financial and operating data on a historical basis for the Company and should be read in conjunction with the financial statements appearing elsewhere in this Form 10-K (amounts in thousands, except per share data).

	2003	2002	2001	2000	1999
Revenues:					
Rental Income	$413,920	$369,029	$326,416	$277,471	$200,285
Other Income	20,584	17,427	17,692	21,033	16,179
TOTAL REVENUES	434,504	386,456	344,108	298,504	216,464
Expenses:					
Operating and maintenance	188,523	160,628	143,095	124,909	87,202
General & administrative	22,607	12,649	10,542	6,485	10,696
Interest	85,110	75,482	64,209	54,823	37,752
Depreciation & amortization	78,702	65,078	60,799	48,781	34,603
Prepayment penalties	1,610	3,275	116		174
Impairment of assets held as General Partner	2,518	3,533	-	-	-
Loss on available-for-sale securities	-	-	-	-	2,123
Non-recurring acquisition expense	-	-	-	-	6,225
TOTAL EXPENSES	379,070	320,645	278,761	234,998	178,775
Income from operations	55,434	65,811	65,347	63,506	37,689
Equity in earnings (losses) of unconsolidated affiliates	(1,892	(17,493)	123	(1,747)	156
Income before minority interest, discontinued operations and extraordinary item	53,542	48,318	65,470	61,759	37,845
Minority interest	14,990	10,937	19,961	23,430	14,978
Income from continuing operations	38,552	37,381	45,509	38,329	22,867
Discontinued operations, net of minority interest	3,255	7,760	3,741	3,922	3,143
Income before gain (loss) on disposition of property and business	41,807	45,141	49,250	42,251	26,010
Gain (loss) on disposition of property and business, net of minority interest	(9	(202)	15,256	(795)	272
Net Income	41,798	44,939	64,506	41,456	26,282
Preferred dividends	(11,340	(14,744)	(17,681)	(12,178)	(1,153)
Premium on Series B preferred stock repurchase	-	(5,025)	-	-	-
Net income available to common shareholders	$ 30,458	$ 25,170	$ 46,825	$ 29,278	$ 25,129
Basic earnings per share data:					
Income from continuing operations	$ .93	$ .67	$ 1.95	$ 1.23	$ 1.17
Discontinued operations	.11	.30	.17	.19	.17
Net income available to common shareholders	$ 1.04	$ .97	$ 2.12	$ 1.42	$ 1.34
Diluted earnings per share data:					
Income from continuing operations	$ .92	$ .66	$ 1.94	$ 1.22	$ 1.17
Discontinued operations	.11	.30	.17	.19	.17
Net income available to common shareholders	$ 1.03	$ .96	$ 2.11	$ 1.41	$ 1.34
Cash dividends declared per common share	$ 2.45	$ 2.41	$ 2.31	$ 2.16	$ 1.97
Balance Sheet Data:					
Real estate, before accumulated depreciation	$2,752,992	$2,597,278	$2,135,078	$1,895,269	$1,480,753
Total assets	2,513,317	2,456,266	2,063,789	1,871,888	1,503,617
Total debt	1,380,696	1,335,807	992,858	832,783	669,701
Series B convertible cumulative preferred stock	-	-	48,733	48,733	48,733
Stockholders' equity	741,263	726,242	620,596	569,528	448,390
Other Data:					
Net cash provided by operating activities	$145,717	$143,887	$148,505	$127,218	$90,526
Net cash used in investing activities	($112,025	($295,181)	($139,106)	($178,466)	($190,892)
Net cash provided by (used in) financing activities	($37,371	$149,357	($ 9,129)	$56,955	$71,662
Funds from Operations [1]	$132,803	$121,745	$136,604	$120,854	$80,784
Adjusted Funds From Operations [2]	$111,020	$100,654	$120,994	$107,300	$70,359
Weighted average number of shares outstanding:					
Basic	29,208,242	26,054,535	22,101,027	20,639,241	18,697,731
Diluted	29,575,660	26,335,316	22,227,521	20,755,721	18,800,907
Total communities owned at end of period	147	152	143	147	126
Total apartment units owned at end of period	40,946	41,776	39,007	39,041	33,807

(1) Pursuant to the revised definition of Funds From Operations ("FFO") adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from sales of property, minority interest and extraordinary items plus depreciation from real property including adjustments for unconsolidated partnerships and joint ventures less dividends from non-convertible preferred shares. The Company considers debt extinguishment costs which are incurred as a result of repaying property specific debt and non-cash real estate impairment charges, as a component of the gain or loss on sale of the property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition.

Management believes that in order to facilitate a clear understanding of the combined historical operating results of the Company, FFO should be considered in conjunction with net income as presented in the consolidated financial statements included elsewhere herein. Management believes that by excluding gains or losses related to dispositions of property and excluding real estate depreciation (which can vary among owners of similar assets in similar condition based on historical cost accounting and useful life estimates), FFO can help one compare the operating performance of a company's real estate between periods or as compared to different companies. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indication of the Company's performance or to cash flow as a measure of liquidity.

The following table sets forth the calculation of FFO and Adjusted Funds From Operations for the previous five years, beginning with "net income available to common shareholders" from the Company's audited financial statements prepared in accordance with GAAP:

	2003	2002	2001	2000	1999
Net income available to common shareholders	$ 30,458	$ 25,170	$ 46,825	$ 29,278	$25,129
Convertible Preferred dividends[a]	5,939	10,589	17,681	12,178	1,153
Depreciation from real property[c]	79,531	67,919	64,589	52,297	37,473
FAS 141 acquisition rent/intangibles	46	-	-	-	-
Impairment on General Partner Investment[d]	1,785	1,470	-	-	-
(Gain) loss from sale of property	260	202	(15,256)	795	(272)
Minority interest	14,990	10,937	19,961	23,430	14,978
Minority interest – discontinued operations	360	1,289	2,688	2,876	2,149
Impairment of real property[e]	423	1,565	-	-	-
(Gain) loss from sale of discontinued operations	(2,599)	(5,696)	-	-	-
Prepayment penalties	-	3,275	116	-	174
Loss from early extinguishment of debt in connection with sale of real estate	1,610	-	-	-	-
FFO as defined above	$132,803	$116,720	$136,604	$120,854	$80,784
Premium paid on Series B repurchased[b]	-	5,025	-	-	-
FFO as adjusted by the Company	132,803	121,745	136,604	120,854	80,784
Reserve[2]	(21,783)	(21,091)	(15,610)	(13,554)	(10,425)
Adjusted Funds From Operations	$111,020	$100,654	$120,994	$107,300	$70,359
Weighted average common shares/units outstanding:					
Basic	45,276.7	42,062.1	37,980.0	35,998.3	31,513.8
Diluted[a]	47,873.8	46,466.4	45,063.6	41,128.4	32,044.9

(a) The calculation of FFO assumes the conversion of dilutive common stock equivalents and convertible preferred stock. Therefore, the convertible preferred dividends are added

23

to FFO, and the common stock equivalent is included in the diluted weighted average common shares/units outstanding.

(b)   FFO for 2002 includes adding back the premium on the Series B preferred stock repurchase of $5,025.

(c)   Includes amounts passed through from unconsolidated investments.

(d)   FFO for 2002 includes adding back the loss associated with the Company's investment in limited partnerships held as a general partner. The investment in the limited partnership is considered real estate for purposes of FFO.

(e)   FFO for 2002 and 2003 includes adding back the impairment charges taken on disposed properties in each of the respective years which is included in income from operations of disposed properties.

All REITs may not be using the same definition for FFO. Accordingly, the above presentation may not be comparable to other similarly titled measures of FFO of other REITs.

(2)   Adjusted Funds From Operations is defined as Funds from Operations less an annual reserve for anticipated recurring, non-revenue generating capitalized costs ("Reserve") of $525 for 2003 and 2002 ($400 used for 2001 and $375 used for 1998-2000) per apartment unit.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion should be read in conjunction with the consolidated financial statements, the notes thereto, and the selected financial data appearing elsewhere in this report. Historical results and percentage relationships set forth in the consolidated financial statements, including trends which might appear, should not be taken as indicative of future operations. The Company considers portions of the information to be "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, with respect to the Company's expectations for future periods. Forward-looking statements include, without limitation, statements related to acquisitions (including any related pro forma financial information) future capital expenditures, financing sources and availability and the effects of environmental and other regulations. Although the Company believes that the expectations reflected in those forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and sales, and continued access to capital to fund growth. For this purpose, any statements contained herein that are not statements of historical fact should be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects", "seeks", "estimates", and similar expressions are intended to identify forward-looking statements. Readers should exercise caution in interpreting and relying on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company's control and could materially affect the Company's actual results, performance or achievements.

The Company is engaged primarily in the ownership, management, acquisition, rehabilitation and development of residential apartment communities in the Northeastern, Mid-Atlantic and Midwestern United States. As of December 31, 2003, the Company operated 197 apartment communities with 48,080 apartments. Of this total, the Company owned 147 communities, consisting of 40,946 apartments, managed as general partner 44 partnerships that owned 4,832 apartments, and fee managed 2,302 apartments for affiliates and third parties.

Executive Summary

The Company continued to operate during 2003 in a difficult economic environment. The recession, which started in 2001, continued through 2002 resulting in job losses in many parts of the country. A reduction of job growth leads to fewer household formations, which creates a reduction in demand for rental housing. In addition, the low interest rate environment made it more challenging to compete for potential residents who considered making the switch to home ownership. As referenced in our Market Demographics table on page 9 of this report, job growth for our markets improved slightly in 2003 with 0.1% growth over 2002. As there is usually a lag between job growth and household formation, this slight recovery did not create increased demand for our apartments.

We ended 2002 at only 92.0% occupancy for Core Properties and, with no increased demand and a weak winter leasing season, we experienced our worst quarter ever as measured by occupancy, with Core Properties occupancy of 90.7% during the first quarter of 2003.

During 2002, the Company's strategy was to maximize rental rate growth by being aggressive with rent increases even if it resulted in a reduction in occupancy. With leading indicators suggesting that the economy had bottomed out and was positioned for a recovery, the Company decided in 2003 to position itself to improve occupancy. This resulted in less aggressive rental rate increases and a greater use of rent concessions to achieve this objective.

Although occupancies at Core Properties for 2003 increased only slightly by 20 basis points, from 92.1% to 92.3%, the Company was well positioned by the end of 2003. Occupancies in the fourth quarter of 2003 averaged 93.1%, compared to 92.0% a year ago. The Company uses a measurement referred to as Available to Rent, or ATR. This is a leading indicator to assess future occupancy rates by reference to units which will be available for rent, based upon leases signed or termination notices received relating to future move in/move out dates. At the end of January, 2004, our ATR was 6.6%, which compares favorably to January, 2003, when ATR was 9.1%.

Ending the year with higher occupancies, as well as positive comparison for ATR, led to the Company's 2004 guidance suggesting 2004 Core Properties (apartment units owned throughout 2003 and 2004) rental growth of 3.8%. Rental rates are projected to increase 2.5%, including above-average rental increases at certain communities resulting from the continued efforts to upgrade the properties. Occupancies are expected to pick up 0.6% for the year, mostly due to positive comparisons to the first two quarters of 2003 which were very weak. Finally, the pricing power resulting from improved occupancies support the belief that we will slow down concession activity , adding 0.7% to net rental income.

Expenses for 2004 Core Properties are projected to increase 5.5%. See below under "Results of Operations" for more details on expense comparisons.

These revenue and expense projections result in 2004 Core Properties net operating income ("NOI") growth of 2.6% at the mid-point of 2004 guidance. Markets where the Company expects above average NOI growth include: Washington, D.C. (+6.3%); Hudson Valley (+6.0%); Long Island (+4.3%); Northern New Jersey (+3.5%); and Boston (+3.2%). Baltimore is expected to be closer to the average at +2.7% NOI growth. Markets with below average NOI growth expectations include: Philadelphia (+1.4%); Upstate New York (Rochester, Buffalo and Syracuse at +0.5%); Detroit (+0.3%); and Chicago (-4.4%). Certain historical demographic information for these markets may be found in the table on page 9 of this report.

Of the two items making up NOI – rental revenue and operating expenses, the revenue component is likely to be more volatile. An improving economy could create higher demand for rental housing above that projected. An economic recovery that creates little new job growth, coupled with a continuation of low interest rates, could put pressure on the Company's ability to reach the mid-point of guidance. The Company has given FFO guidance for 2004 with a range of $2.84 to $2.94 per share.

The Company has anticipated closing on acquisitions of $250 million in its budget for 2004. The Company is committed to a disciplined approach to acquisitions, but at the same time recognizes that unprecedented low interest rate levels allow the Company flexibility to adjust hurdle rates and bids to reflect market conditions. The Company has traditionally kept leverage at about 40% of total equity market capitalization. To facilitate acquisition activity in the current market, the Board decided in February 2004 to give management the flexibility to increase leverage to enhance the ability to secure prime acquisition opportunities. While the acquisition market will likely continue to be very competitive, the Company is confident that the 2004 acquisition goal of $250 million is achievable based on the current acquisition pipeline and the Board's decision to increase leverage.

During 2004, the Company anticipates increasing leverage to a level of approximately 45% of debt-to-total market capitalization in order to meet the above-described acquisition goals. In addition, with only 2% of its debt bearing interest at variable rates at December 31, 2003, the Company plans on increasing exposure to variable rate debt. This will be achieved mostly through the use of the existing line of credit, approaching a level of just under 10% of outstanding indebtedness bearing interest at variable rates. Finally, although not contemplated based on the announced level of acquisitions of $250 million, if the acquisition pace were to increase, the Company would consider a combination of increased sales of under-performing or isolated apartment communities and issuance of cumulative redeemable preferred stock to raise additional capital.

Results of Operations

Comparison of year ended December 31, 2003 to year ended December 31, 2002.

The Company owned 125 communities with 35,936 apartment units throughout 2002 and 2003 where comparable operating results are available for the years presented (the "2003 Core Properties"). For the year ended December 31, 2003, the 2003 Core Properties showed an increase in rental revenues of 3.0% and a net operating income decrease of 1.1% over the 2002 year-end period. Property level operating expenses increased 8.9%. Average economic occupancy for the 2003 Core Properties increased from 92.1% to 92.3%, with average monthly rental rates increasing 2.8% to $888 per apartment unit.

A summary of the 2003 Core Property net operating income is as follows:

	2003	2002	$ Change	% Change
Rent	$353,674,000	$343,274,000	$10,400,000	3.0%
Property Other Income	14,330,000	13,640,000	690,000	5.1%
Total Revenue	368,004,000	356,914,000	11,090,000	3.1%
Operating and Maintenance	(164,940,000)	(151,488,000)	(13,452,000)	(8.9%)
Net Operating Income	$203,064,000	$205,426,000	$(2,362,000)	(1.1%)

During 2003, the Company acquired a total of 730 apartment units in two newly-acquired communities (the "2003 Acquisition Communities"). In addition, the Company experienced a full year results for the 4,280 apartment units in twenty apartment communities (the "2002 Acquisition Communities") acquired during 2002. The inclusion of these acquired communities generally accounted for the significant changes in operating results for the year ended December 31, 2003.

A summary of the net operating income from continuing operations for the Company as a whole is as follows:

	2003	2002	$ Change	% Change
Rent	$413,920,000	$369,029,000	$44,891,000	12.2%
Property Other Income	20,584,000	17,427,000	3,157,000	18.1%
Total Revenue	434,504,000	386,456,000	48,048,000	12.4%
Operating and Maintenance	(188,523,000)	(160,628,000)	(27,895,000)	(17.4)%
Net Operating Income	$245,981,000	$225,828,000	$20,153,000	8.9%

During 2003, the Company also disposed of seven properties with a total of 1,568 units, which had partial results for 2003 (the "2003 Disposed Communities"). The results of these disposed properties have been reflected in discontinued operations.

For the year ended December 31, 2003, income from continuing operations (income before equity in earnings (losses) of unconsolidated affiliates, minority interest, discontinued operations and gain (loss) on disposition of property and business) decreased by $10,377,000 when compared to the year ended December 31, 2002. The decrease was primarily attributable to the following factors: an increase in operating and maintenance expense of $27,895,000, an increase in general and administrative expense of $9,958,000, an increase in interest expense of $9,628,000, and an increase in depreciation and amortization of $13,624,000. These changes were partially offset by a decrease of $2,680,000 in all other expense items, an increase in rental income of $44,891,000, and an increase in all other income of $3,157,000. Each of the expense items is described in more detail below.

Of the $44,891,000 increase in rental income, $29,520,000 is attributable to the 2002 Acquisition Communities and $4,971,000 is attributable to the 2003 Acquisition Communities. The balance of $10,400,000 relates to a 3.0% increase from the 2003 Core Properties due primarily to an increase of 2.8% in weighted average rental rates, accompanied by an increase in average economic occupancy from 92.1% to 92.3%.

As referenced in "Executive Summary" above, the Company focused more on improving occupancy during 2003 and therefore was less aggressive with rent increases at its Core Properties. An additional component of the 3.0% increase in weighted average rent results from the significant upgrading and repositioning efforts discussed under "Capital Improvements" below. The Company seeks a minimum 12% internal rate of return for these revenue-enhancing upgrades.

In the current economic environment, it is very difficult to project rental rate and occupancy results. The Company has provided guidance for 2004, which, at the mid-point of the range, anticipates same store revenue growth of 3.8%, including above-average rental increases from the continued efforts to upgrade the properties. Occupancy levels are expected to remain consistent with the end of the fourth quarter of 2003, producing an expected average for 2004 Core Properties of 93.2%.

Property other income, which consists primarily of income from operation of laundry facilities, late charges, administrative fees, garage and carport rentals, net profits from corporate apartments, cable revenue, pet charges, and miscellaneous charges to residents, increased in 2003 by $1,486,000. Of this increase, $619,000 is attributable to the 2002 Acquisition Communities, $177,000 is attributable to the 2003 Acquisition Communities, and $690,000 represents a 5.1% increase attributable to the 2003 Core Properties. The increase represents a higher level of corporate leases in 2003 which produce a higher level of ancillary income.

Interest and dividend income decreased in 2003 by $778,000, due to decreased levels of financing to affiliates as a result of the Company's disposition of its interests in various affordable housing communities and a lower interest rate environment.

Other income, which primarily reflects management and other real estate service fees recognized by the Company, increased in 2003 by $2,449,000. This is the direct result of the consolidation of the Management Companies effective January 1, 2003. In 2002 and prior, the share of the combined loss from the Management Companies was included in the line item Equity in earnings (losses) of unconsolidated affiliates. The activity in 2003 is spread amongst various line items including other income, interest income, general and administrative, interest expense, and depreciation expense to name the major categories (see Note 4 to the Consolidated Financial Statements for a complete historical breakdown).

Of the $27,895,000 increase in operating and maintenance expenses, $12,846,000 is attributable to the 2002 Acquisition Communities, $1,597,000 is attributable to the 2003 Acquisition Communities. The balance for the 2003 Core Properties, a $13,452,000 increase in operating expenses or 8.9%, is primarily a result of increases in natural gas heating costs, repairs and maintenance, personnel, advertising, property insurance, snow removal costs, and property management allocated general and administrative costs.

The breakdown of operating and maintenance costs by line item is listed below:

	2003	2002	$ Variance	% Variance
Electricity	$ 6,697	$ 6,371	$ (326)	-5.1%
Gas	15,901	15,079	(822)	-5.5%
Water & Sewer	8,812	8,804	(8)	-0.1%
Repairs & Maintenance	26,117	23,759	(2,358)	-9.9%
Personnel Expense	37,910	34,130	(3,780)	-11.1%
Site Level Incentive Compensation	1,088	683	(405)	-59.3%
Advertising	6,514	5,802	(712)	-12.3%
Legal & Professional	1,300	1,258	(42)	-3.3%
Office & Telephone	5,150	4,706	(444)	-9.4%
Property Insurance	5,700	3,148	(2,552)	-81.1%
Real Estate Taxes	35,491	35,222	(269)	-0.8%
Snow	1,606	827	(779)	-94.2%
Trash	2,597	2,604	7	0.3%
Property Management G&A	10,057	9,095	(962)	-10.6%
Total	$164,940	$151,488	$(13,452)	-8.9%

The natural gas variance of 5.5% was mostly a second quarter event from a combination of a colder spring than usual, as well as renewal of certain contracts at higher rates than we enjoyed a year ago. As of December 31, 2003, the Company had fixed-price contracts covering 99% of its natural gas exposure for the 2003/2004 heating season. The Company has fixed-price contracts covering 71% of its natural gas exposure for calendar year 2004. Risk is further diversified by staggering contract term expirations. For the 2003/2004 heating season, the Company's negotiated average price per decatherm is approximately $4.52.   A year ago, the average commodity cost for the season's contracts was $3.80.   While the Company's costs are up, they are well below the January 2004 strip price of $5.79 for the same time frame. The Company has provided guidance for 2004 which anticipates a 12.3% increase in natural gas heating costs. This is based on the thirty-year average for the number of degrees days for 2004, increased to reflect a much colder than normal January 2004.

The increase in repairs and maintenance of 9.9% occurred in contract repairs, painting and cleaning. The timing of contract repairs are somewhat unpredictable. A new marketing strategy for many of our regions included a two-tone, custom paint selection, which drove up costs, but may have helped to capture a higher percentage of potential resident traffic. This custom painting strategy has been discontinued for 2004. The Company has provided guidance for 2004 which anticipates a more normalized 4.3% increase in repairs and maintenance.

Personnel expense was up 11.1% in 2003 versus 2002. The harsh snowfall during the first quarter of 2003 contributed to the need for overtime in excess of budget, which accounted for 1.5% of the 11.1% increase. Payroll tax expense was up 22%, mostly fueled by significant increases in workers compensation and health insurance costs, accounting for 5.0% of the 11.1% increase. The balance represents a 4.6% increase in wages. For 2004 guidance, personnel costs are anticipated to increase 5.1%, with more controlled increases in workers compensation and health insurance expected.

Advertising costs were up 12.3%, consistent with the efforts to attract traffic and increase occupancy.

Property insurance costs were up 81.1% over 2002. The insurance expense for 2002 reflects the impact of a legal settlement related to the portion of the policy year from January 1, 2002 to October 31, 2002, which reduced the expense by $2.7 million. In addition, the policy period from November 1, 2002 to October 31, 2003 was reduced by a settlement of $600,000. See comparison of year ended December 31, 2002, to December 31, 2001, for further information. With the legal settlements behind us, the Company expects property insurance to increase 7.7% for 2004.

Snow removal costs were up 94.2%. The first quarter of 2003 produced significant snowfalls compared to historical norms. Most of the $779,000 increase in snow removal costs occurred during the first quarter. Snow removal costs are anticipated to return to normal levels in 2004 with a 12.1% decrease from 2003 levels projected.

Many new property management initiatives were started in 2002, but were not fully functional until the fourth quarter of 2002, resulting in increased property management G&A. Among those initiatives are a 24/7 call center, expanded marketing initiatives, and improvements in hardware, software and staffing of the information systems department. This contributed to the 10.6% increase experienced in property management G&A in 2003.

The operating expense ratio (the ratio of operating and maintenance expense compared to rental and property other income) for the 2003 Core Properties was 44.8% and 42.4% for 2003 and 2002, respectively. This 2.4% increase resulted from the 3.0% increase in total rental and property other income achieved through ongoing efforts to upgrade and reposition properties for maximum potential being offset by the 8.9% increase in operating and maintenance expense. In general, the Company's operating expense ratio is higher than that experienced in other parts of the country due to relatively high real estate taxes in its markets and the Company's practice, typical in its markets, of including heating expenses in base rent.

General and administrative expenses ("G&A") increased in 2003 by $9,958,000 or 79% from $12,649,000 in 2002 to $22,607,000 in 2003. Of this increase, $5,000,000 represents a one time charge for the restricted stock granted to the Leenhoutses as part of their retirement as Co-CEO's. Another $4,183,000 of the increase is the direct result of the consolidation of the Management Companies effective January 1, 2003, since the expenses of the Management Companies are recorded directly as consolidated expenses, whereas previously they had been a component of the Company's share of the income within the line item "Equity in earnings (losses) of unconsolidated affiliates." (See "Other Income" above for more detail.) The remaining $775,000 is primarily comprised of the costs related to the expensing of stock options for the first time beginning in 2003 of $804,000, other general increases of $853,000, offset by a decline of $882,000 from the cost of a legal settlement included in 2002 not repeated in 2003. G&A is expected to increase 2.0% for 2004 for normal recurring expenses. The Company expects reduced management activity after the disposition of the affordable general partner interests and commercial departments will reduce G&A costs, with increases from the remaining G&A netting to the 2.0% growth expectation from 2003 to 2004. It should be noted that these comparisons exclude the one-time retirement charge from restricted stock granted in 2003 to the Leenhoutses, which will only add to G&A cost comparison savings in 2004.

Interest expense increased in 2003 by $9,628,000 as a result of the increased borrowings in connection with acquisition of the 2003 Acquisition Communities, and a full year of interest expense for the 2002 Acquisition Communities and additional mortgage debt and refinanced mortgage debt incurred in connection with acquisitions in 2002. The 2002 Acquisition Communities, costing in excess of $430,000,000, were financed with $153,600,000 of assumed debt and by issuance of interests in the Operating Partnership. During 2003, the Company closed on additional mortgage debt of $80,100,000 and refinanced $24,000,000 in existing mortgage debt resulting in new borrowings of approximately $46,000,000. During the first and second quarters of 2002 the Company also closed on additional mortgage debt through Freddie Mac totaling $102,000,000. During the fourth quarter of 2002, the Company refinanced $101,000,000 in existing mortgage debt resulting in new borrowings of approximately $237,000,000. In addition, amortization from deferred charges relating to the financing of properties totaled $1,483,000 and $1,014,000, and was included in interest expense for 2003 and 2002, respectively.

Depreciation and amortization expense increased $13,624,000 due to the additional depreciation expense on the 2003 Acquisition Communities and a full year of depreciation expense for the 2002 Acquisition Communities, as well the incremental depreciation on the capital expenditures for additions and improvements to the Core Properties in 2003 and 2002 of $81,860,000 and $99,966,000, respectively, net of the Disposition Communities.

Prepayment penalties decreased in 2003 by $1,665,000 as compared to 2002. In 2003, $1,610,000 was recorded in loss from early extinguishment of debt in connection with the sale of two of the 2003 Disposed Communities. During the fourth quarter of 2002, the Company refinanced $101,341,000 in existing mortgage debt resulting in new borrowings in excess of $236,000,000. The weighted average interest rate of the pre-paid debt was 8.2%, and it was replaced by loans with a weighted average interest rate of 5.1%. The Company incurred prepayment penalties from the early extinguishment of this debt of $3,275,000.

In the fourth quarter of 2002, the Company decided to sell virtually all of the assets associated with its general partner interests in the affordable properties to focus solely on the direct ownership and management of market rate apartment communities. At that time, the Company announced its intention to sell the assets, which include principally loans, advances and management contracts, in three phases. The status of the sales is as follows:

Phase I, consisting of the Company's interest in 35 properties containing 1,119 units, of which all were New York State Rural Development properties, was sold on September 5, 2003. The sale price of $1.5 million resulted in a gain on sale of approximately $72,000 that was recorded in the third quarter.

Phase II, consisting of the Company's interest in 49 Pennsylvania Rural Development and other low income housing tax credit properties containing 1,471 units, was sold on December 18, 2003. The sale price of $1.1 million resulted in a loss on sale of approximately $32,000 that was recorded in the fourth quarter of 2003.

Phase III, consisting of the Company's interest in 38 Upstate New York, Maryland, Ohio and Indiana properties, is under contract to a qualified buyer. The contract price is $6.8 million and the Company is working towards an expected closing in the first half of 2004. The buyer is still engaged in due diligence, so it is possible that there may be some further negotiations relating to price and/or the properties to be included in the sale.

During 2004, the Company plans to pursue the sale of its general partner interests in one additional property (two partnerships) with 1,072 units. It does not currently have a contract for this sale but anticipates a possible closing in the third quarter of 2004. The Company has guarantees to the partnerships to reimburse limited partners for any lost tax credits (totaling $5.6 million) and to fund operating deficits. The property is currently experiencing high vacancy. The regulatory agreement between the entity which owns the property and the State Housing Authority requires a percentage of residents to meet certain income qualifications. The Company has had difficulty renting the units subject to those requirements to persons it believes are economically qualified to rent the units. The Company does not anticipate that occupancy levels or other aspects of the operational outlook will improve in the foreseeable future under the regulation restrictions. The Company funded operating deficits of $1.3 million in 2003 and expects to continue to fund a similar level until the property is sold. The prior operating advances are not an indicator of future cash requirements, and, in accordance with GAAP, the Company will record impairment charges as operating advances are actually incurred. The net value of the general partnership interests and other loans or assets associated with this property had been reduced to $43,000 at December 31, 2002. The book value at December 31, 2003 of the Company's interest in these partnerships, is a negative $725,000. The value has been reduced below zero as a function of losses passed through to the Company as general partner all of which, or more, have been funded in cash by the Company. Since the Company does not have any agreements in process with respect to a disposition of the property, the Company cannot accurately estimate a price at which the property may be disposed of, and it is likely that the Company will have to pay a third party to purchase its interest in and assume its liabilities with respect to future operating advances to this property.

For the year, the Company has recorded a total of $3.5 million in impairment charges, of which $1.7 million pertains to an additional net impairment charge taken in the third quarter upon contract signing to reduce the book value of assets in Phase III to fair market value. The balance, or $1.8 million, represents cash advances reflected in either Equity in earnings (losses) of unconsolidated affiliates ($1.0 million) or Impairment of assets held as general partner ($822,000).

Minority interest increased $4,053,000 due primarily to the effect of the increase in income allocated to the OP Unitholders, which is primarily attributable to the combination of losses associated with the assets associated with the limited partnerships where the Company is a general partner that were present in 2002 and did not recur during 2003.

Included in discontinued operations for the year ended December 31, 2002 are the operating results, net of minority interest, of twelve apartment communities disposed of in 2002 and seven apartment communities disposed of in 2003. The decrease in the income from operations component of discontinued operations principally relates to the less than 12 months of operations included in 2002 compared to 12 months in the prior year.

Net income decreased $3,141,000 primarily due to the increases in Operating and Maintenance, General and Administrative, Interest and Depreciation expense outlined above offset in part by the results of the 2003 Acquisition Communities, the 2002 Acquisition Communities, and 2003 Core Properties.

Comparison of year ended December 31, 2002 to year ended December 31, 2001.

The Company owned 114 communities with 32,896 apartment units throughout 2001 and 2002 where comparable operating results are available for the years presented (the "2002 Core Properties"). For the year ending December 31, 2002, the 2002 Core Properties showed an increase in rental revenues of 4.2% and a net operating income increase of 3.4% over the 2001 year-end period. Property level operating expenses increased 5.6%. Average economic occupancy for the 2002 Core Properties decreased from 93.6% to 92.0%, with average monthly rental rates increasing 5.8% to $843 per apartment unit.

A summary of the 2002 Core Property net operating income is as follows:

	2002	2001	$ Change	% Change
Rent	$311,893,000	$299,312,000	$12,581,000	4.2%
Property Other Income	12,649,000	11,714,000	935,000	8.0%
Total Revenue	324,542,000	311,026,000	13,516,000	4.3%
Operating and Maintenance	(139,586,000)	(132,148,000)	(7,438,000)	(5.6%)
Net Operating Income	$184,956,000	$178,878,000	$6,078,000	3.4%

During 2002, the Company acquired a total of 4,492 apartment units in 21 newly-acquired communities (the "2002 Acquisition Communities"). In addition, the Company experienced a full year results for the 2,820 apartment units in 10 apartment communities (the "2001 Acquisition Communities") acquired during 2001. The inclusion of these acquired communities generally accounted for the significant changes in operating results for the year ended December 31, 2002.

A summary of the net operating income from continuing operations for the Company as a whole is as follows:

	2002	2001	$ Change	% Change
Rent	$369,029,000	$326,416,000	$42,613,000	13.1%
Property Other Income	17,427,000	17,692,000	(265,000)	(1.5%)
Total Revenue	386,456,000	344,108,000	42,348,000	12.3%
Operating and Maintenance	(160,628,000)	(143,095,000)	(17,533,000)	(12.3)%
Net Operating Income	$225,828,000	$201,013,000	$24,815,000	12.3%

During 2002, the Company disposed of 12 properties with a total of 1,724 units, which had partial results included for 2002 (the "2002 Disposed Communities"). During 2003, the Company also disposed of seven properties with a total of 1,568 units. The results of these disposed properties have been reflected in discontinued operations.

For the year ended December 31, 2002, income from operations (income before gain on disposition of property and business, equity in earnings (losses) of unconsolidated affiliates, minority interest, discontinued operations and extraordinary item) increased by $464,000 when compared to the year ended December 31, 2001. The increase was primarily attributable to the following factors: an increase in rental income of $42,613,000 and a decrease in all other income of $265,000. These changes were offset by an increase in operating and maintenance expense of $17,533,000, an increase in general and administrative expense of $2,107,000, an increase in interest expense of $11,273,000, an increase in depreciation and amortization of $4,279,000 and increase in prepayment penalties associated with the early extinguishment of debt of $3,159,000 and the charge for impairment of assets held as General Partner of $3,533,000.

Of the $42,613,000 increase in rental income, $25,752,000 is attributable to the 2002 Acquisition Communities and $17,350,000 is attributable to the 2001 Acquisition Communities, offset in part by a $13,070,000 reduction of income attributable to the 2001 Disposed Communities. The balance of

$12,581,000 relates to a 4.2% increase from the 2002 Core Properties due primarily to an increase of 5.8% in weighted average rental rates, offset by a decrease in average economic occupancy from 93.6% to 92.0%.

In addition to normal inflationary rent increases, the Company was successful in achieving above-normal increases at specific properties where rents were below the level of the average rent charged by our direct competition. An additional component of the 5.8% increase in weighted average rent results from the significant upgrading and repositioning efforts discussed below under "Capital Improvements".

The decrease in average economic occupancy can be attributed to the decline in general economic conditions during 2002. Same-store occupancies averaged approximately 95% for a number of years prior to 2001. During the second quarter of 2001, the Detroit regional market experienced softness that was partially related to announced lay-offs in the auto industry. A reduction in job growth leads to fewer household formations, which creates a reduction in demand for rental housing. During the third and fourth quarters of 2001, it became obvious that the recession was affecting all of our regions, as well as our competitors. Occupancy levels dipped to a low of 91.6% for the month of December 2001. From that low point in December 2001, occupancy levels increased slightly for all of 2002, averaging 92.2%.

Property other income, which consists primarily of income from operation of laundry facilities, late charges, administrative fees, garage and carport rentals, net profits from corporate apartments, cable revenue, pet charges, and miscellaneous charges to residents, increased in 2002 by $1,563,000. Of this increase, $588,000 is attributable to the 2001 Acquisition Communities, $494,000 is attributable to the 2002 Acquisition Communities and $935,000 represents an 8.0% increase attributable to the 2002 Core Properties. These increases were offset in part by decreases attributable to the 2001 Disposed Communities of $454,000.
Interest and dividend income decreased in 2002 by $1,590,000, due to decreased levels of financing to affiliates and a lower interest rate environment.

Other income, which primarily reflects management and other real estate service fees recognized directly by the Company, decreased $238,000 due to decreased levels of management fees from properties directly managed by the Company. These decreased levels of management fees are directly attributable to the decrease in property revenue and occupancy at the managed properties as a result of the weak economy.

Of the $17,533,000 increase in operating and maintenance expenses, $7,233,000 is attributable to the 2001 Acquisition Communities, $9,446,000 is attributable to the 2002 Acquisition Communities and a reduction of $6,584,000 is attributable to the 2001 Disposed Communities. The balance for the 2002 Core Properties, a $7,438,000 increase in operating expenses or 5.6%, is primarily a result of increases in real estate taxes, personnel expense, property insurance, and repairs and maintenance costs, offset in part by decreases in natural gas utilities and snow removal costs. The insurance expense for the year reflects the impact of a legal settlement related to the portion of the policy year from January 1, 2002, to October 31, 2002, and reduced the expense by $2.7 million.

Natural gas costs for the Core Properties were down 10.3% for the twelve months, due to an unusually mild winter in 2002 compared to 2001 where we expensed a combination of extraordinary increases in natural gas prices as well as lower temperatures experienced in 2001. Management believed it was in the Company's best interest to take advantage of lower natural gas prices and to negotiate fixed price contracts starting in the Spring of 2001. As of December 31, 2002, the Company had fixed-price contracts covering 90% of its natural gas exposure for the 2002/2003 heating season. The Company had fixed-price contracts covering 75% of its natural gas exposure for the 2003/2004 heating season and further diversified its arrangement by staggering contract term expirations to reduce its risk at renewals. For the 2002/2003 heating season, the Company's negotiated average price per decatherm is approximately $4.38 compared to an estimated cost of a twelve month fixed price contract in early 2003 of $6.37 per decatherm.

The operating expense ratio (the ratio of operating and maintenance expense compared to rental and property other income) for the 2002 Core Properties was 43.0% and 42.5% for 2002 and 2001, respectively. This 0.5% increase resulted from the 4.2% increase in total rental and property other income achieved through ongoing efforts to upgrade and reposition properties for maximum potential being offset by the 5.6% increase in operating and maintenance expense.

General and administrative expenses increased in 2002 by $2,107,000 or 20% from $10,542,000 in 2001 to $12,649,000 in 2002. The increases principally reflect increased efforts in serving residents and employees through new and expanded initiatives across the Company's increased geographic markets, including a help desk, call center, and an education department. Bonus expense increased $838,000 in 2002, net of amounts allocated to properties and the Management Companies. In addition, the Company incurred $882,000 in a legal settlement. During 2002, the Company reclassified certain property related operating expenses from the "general and administrative" line to "operating and maintenance". This reclassification was made as the Company determined that certain expenditures were more appropriately allocated to the properties' operations. The general and administrative expenses for 2001 reflect this same reclassification. The percentage of general and administrative expenses compared to total revenue was 3.3% for 2002 compared to 3.1% for 2001.

Interest expense increased in 2002 by $11,273,000 as a result of additional borrowings relating to the acquisition of the 2002 Acquisition Communities and a full year of interest expense for the 2001 Acquisition Communities. The 2001 Acquisition Communities, costing in excess of $212,000,000, were financed with $68,000,000 of assumed debt in addition to the use of UPREIT Units. The 2002 Acquisition Communities, costing in excess of $430,000,000, were financed with $153,600,000 of assumed debt, in addition to the use of UPREIT Units. During the first and second quarters of 2002 the Company also closed on additional mortgage debt through Freddie Mac totaling $102,000,000. During the fourth quarter of 2002, the Company refinanced $101,000,000 in existing mortgage debt resulting in new borrowings of approximately $237,000,000. In addition, amortization from deferred charges relating to the financing of properties totaled $1,014,000 and $632,000, and was included in interest expense for 2002 and 2001, respectively.

Depreciation and amortization expense increased $4,279,000 due to the depreciation on the 2002 Acquisition Communities, the 2001 Acquisition Communities, the additions to the Core Properties, net of the Disposition Communities. The increase is net of the effect of the change in accounting estimate made by management effective January 1, 2002, related to the extension of certain depreciable lives of real estate and related assets. The change reduced depreciation expense for the year by approximately $10,000,000 (before allocation to minority interest). Specifically, the Company changed the useful lives of all buildings to 40 years regardless of the date of construction. Previously, the buildings were depreciated over 30-40 years based on the year of construction. In addition, for major kitchen and bathroom upgrades, the Company determined that a 20-year life was more appropriate rather than its previous life of 10 years. The Company believes that the change in useful lives is more reflective of the economic lives of the tangible assets and is also more comparable to its peer group.

Prepayment penalties increased in 2002 by $3,159,000 over 2001. This was due to prepayment penalties incurred on the Company's refinancings which took place during the fourth quarter of 2002.

The Company determined in the fourth quarter of 2002 that it would market for sale the assets associated with its interests in various affordable property limited partnerships. After assessing its alternatives in the affordable housing market, the Company concluded that it would not expand its affordable housing portfolio and that its strategic focus should be on the direct ownership and management of market rate properties. The Company determined that its existing affordable property limited partnerships required a disproportionate management effort and expense to manage, not justified by the portfolio's overall contribution to profit.

The Company's assets related to the affordable property limited partnerships were comprised of management contracts, loans, advances and receivables and general partnership interests. In December 2002, an aggregate impairment charge of $14.2 million was recorded by the Company and its equity affiliates and resulted from adjusting the recorded amount of the assets to their estimated fair market value. The impairment charge was comprised of the following: (i) intangible assets (i.e. management contracts) were written down $985,000 to their estimated fair market value, (ii) loans, advances and other receivables, which had previously been based upon their estimated collectibility but following the Company's decision to sell, were required to be reflected at their estimated fair market value resulting in a writedown by an aggregate of $12,363,000, and (iii) the general partnership equity interests were written down by $899,000 reflecting a determination that such investments have suffered an other than temporary impairment.

Impairment of assets held as general partner	$ 2,448,000
Equity in earnings (losses) of unconsolidated affiliates	11,799,000
	$14,247,000

In addition, prior to the decision to sell the affordable housing portfolio in December 2002, the results of operations were impacted by losses incurred by certain of the affordable property limited partnerships as a direct result of the weak economy and resulting decrease in occupancy levels. Loans, advances and other receivables of $3,606,000 ($514,000 by the Company and $3,092,000 by the equity affiliates) were written down due both to (i) the accounting requirements of EITF 99-10, "Percentage Used to Determine the Amount of Equity Method Losses," which require the general partner to record a greater share of the underlying investment's losses where the investor (i.e. the Company including its equity affiliates) also has loans outstanding and the limited partner has no capital account, and (ii) the assessment of recoverability of recorded amounts based upon the projected performance of the properties over the respective repayment terms. In addition, the Company recorded an "other than temporary" impairment of $571,000 in assets held as general partner, $546,000 relating to the expiration in December 2002, of an option to acquire one of its equity interests. The resultant charges that would have been recognized regardless of the Company's decision to sell the assets is reflected in the statement of operations within the line items as follows:

Impairment of assets held as general partner	$ 735,000
Equity in earnings (losses) of unconsolidated affiliates	3,092,000
	$3,827,000

The summary of the impairment and other charges related to the assets associated with the affordable property limited partnerships referenced above reflected in the Company's 2002 results of operations is as follows:

Assets	Sale Impairment			Other Charges			Totals		
	Company[1]	Affiliates[2]	Total	Company[1]	Affiliates[2]	Total	Company[1]	Affiliates[2]	Combined
				(in thousands)					
Loans, advances and other receivables	$ 564	$11,799	$12,363	$514	$3,092	$3,606	$1,078	$14,891	$15,969
Intangible assets	985	-	985	-	-	-	985	-	985
General partner equity	899	-	899	571	-	571	1,470	-	1,470
	$2,448	$11,799	$14,247	$1,085	$3,092	$4,177	$3,533	$14,891	$18,424

[1] Recorded by the Company in the line item "Impairment of assets held as General Partner"
[2] Recorded by the affiliates, and reflected by the Company in the line item "Equity in earnings (losses) of unconsolidated affiliates"

Equity in earnings (losses) of unconsolidated affiliates decreased $17,616,000 from income of $123,000 in 2001 to a loss of $17,493,000 in 2002. A decrease of $2,725,000 arose from the reduction in the net contribution from property management and other activities of the Management Companies after allocating certain overhead and interest expense. The general and administrative overhead charges, which increased approximately $600,000, represents an allocation of direct and indirect costs incurred by the Company estimated by management to be associated with the activities of the Management Companies. In addition, prior to the decision to sell, charges of $3,092,000 were recorded arising from operating losses and other charges directly associated with the performance of the partnerships where the Company is the general partner and the Management Companies had outstanding loans, advances and other receivables. An impairment charge of $11,799,000 was recorded in order to reduce the assets to their estimated fair value arising from the Company's decision to sell its affordable housing portfolio (see table above).

Minority interest decreased $9,024,000 from 2001 to 2002 due to the decrease in income allocated to holders of interests in the Operating Partnership primarily attributable to the losses associated with the assets associated with the limited partnerships where the Company is a general partner.

Included in discontinued operations for the year ended December 31, 2002 are the operating results, net of minority interest, of twelve apartment community dispositions which occurred in 2002 and seven apartment community dispositions which occurred in 2003. The decrease in the income from operations component of discontinued operations principally relates to the fewer than 12 months of operations included in 2002 compared to 12 months in the prior year.

During 2002, the Company reported a loss on disposition of property and business, net of minority interest, of $202,000 relating primarily to additional expenses incurred in the first quarter of 2002 for sales which closed in the fourth quarter of 2001. These costs represented a change in estimates of expenses from those accrued at the time of the sale.

Net income decreased $19,567,000 from 2001 to 2002, or 30%, primarily attributable to the combination of the losses recorded by the equity affiliates related to the impairment and other charges described above and the significant gains on disposition of real estate during 2001 offset in part by the results of operations of the 2002 Acquisition Communities, and the 2001 Acquisition Communities, net of the 2001 Disposition Communities.

Liquidity and Capital Resources

The Company's principal liquidity demands are expected to be distributions to the preferred and common stockholders and Operating Partnership unitholders, capital improvements and repairs and maintenance for the properties, acquisition of additional properties, stock repurchases and debt repayments. The Company may also acquire equity ownership in other public or private companies that own and manage portfolios of apartment communities. Management anticipates the acquisition of properties of approximately $250 million in 2004, although there can be no assurance that such acquisitions will actually occur.

The Company intends to meet its short-term liquidity requirements through net cash flows provided by operating activities and its existing bank line of credit, described below. The Company considers its ability to generate cash to be adequate to meet all operating requirements and make distributions to its stockholders in accordance with the provisions of the Internal Revenue Code, as amended, applicable to REITs.

To the extent that the Company does not satisfy its long-term liquidity requirements through net cash flows provided by operating activities and the line of credit, it intends to satisfy such requirements through property debt financing, proceeds from the sale of properties, the issuance of UPREIT Units, proceeds from sales of its common stock through the Dividend Reinvestment Plan ("DRIP"), or issuing additional common shares, shares of the Company's preferred stock, or other securities. As of December 31, 2003, the Company owned 22 properties, with 3,363 apartment units, which were unencumbered by debt.

A source of liquidity in 2004 is expected to be from the sale of properties. From its IPO through 2000, the Company had sold only a few small properties. During 2003, the Company sold seven communities for a total sales price of $59.3 million. During 2002, the Company sold 12 communities for a total sales price of $87.1. The Company was able to sell these properties at an average capitalization rate of 8.9% and reinvest in the acquisition of properties with more growth potential at an expected first year cap rate of 7.9%. While the capitalization rate from dispositions was 100 basis points higher than for acquisitions, the Company expects to realize a higher unleveraged IRR from its acquisitions due to higher rates of revenue growth expected from the acquired properties. Management has included in its operating plan that the Company will strategically dispose of assets totaling approximately $50 million in 2004, although there can be no assurance that such dispositions will actually occur.

In May 1998, the Company's Form S-3 Registration Statement was declared effective relating to the issuance of up to $400 million of common stock, preferred stock or other securities. As of December 31, 2003, the Company continued to have available securities under the registration statement in the aggregate amount of $144,392,000.

In December 1999, the Class A limited partnership interests held by the State of Michigan Retirement Systems (originally issued in December 1996 for $35 million) were converted to Series A Convertible Cumulative Preferred shares ("Series A Preferred Shares") which retained the same material rights and preferences that were associated with the limited partnership interests. On November 28, 2001, the Series A Preferred Shares were converted to common shares. The conversion had no effect on reported results of operations.

In September 1999, the Company completed the sale of $50 million of Series B Preferred Stock in a private transaction with GE Capital. The Series B Preferred stock carries an annual dividend rate equal to the greater of 8.36% or the actual dividend paid on the Company's common shares into which the preferred shares could be converted. The stock had a liquidation preference of $25.00 per share, a conversion price of $29.77 per share, and a five-year, non-call provision. On February 14, 2002, 1,000,000 shares of the Series B Preferred stock were converted to 839,771 common shares. The conversion had no effect on the reported results of operations. On May 24, 2002 the Company repurchased the remaining 1,000,000 shares outstanding at an amount equivalent to 839,772 common shares (as if the preferred shares had been converted). The Company repurchased the shares for $29,392,000, equal to the $35.00 common stock trading price when the transaction was consummated. A premium of $5,025,000 was incurred on the repurchase and has been reflected as a charge to net income available to common shareholders' in the consolidated statement of operations for the year ended December 31, 2002.

In May and June 2000, the Company completed the sale of $60 million of Series C Preferred Stock in a private transaction with affiliates of Prudential Real Estate Investors ("Prudential"), Teachers Insurance and Annuity Association of America ("Teachers"), affiliates of AEW Capital Management and Pacific Life Insurance Company. The Series C Preferred Stock carried an annual dividend rate equal to the greater of 8.75% or the actual dividend paid on the Company's common shares into which the preferred shares could be converted. The stock had a conversion price of $30.25 per share and a five-year, non-call provision. As part of the Series C Preferred Stock transaction, the Company also issued 240,000 warrants to purchase common shares at a price of $30.25 per share, expiring in five years. On January 9, 2003, holders of 100,000 shares of Series C Preferred Shares elected to convert those shares for 330,579 shares of common stock. On May 8, 2003, 200,000 shares of Series C Preferred Shares were converted into 661,157 shares of common stock. On August 26, 2003, 200,000 shares of Series C Preferred Shares were converted into 661,157 of common stock. On November 5, 2003, holders of the remaining 100,000 shares of Series C Preferred Shares elected to convert those shares for 330,579 shares of common stock. On September 9, 2003, 17,780 warrants were exercised, resulting in the issuance of 17,780 shares of common stock. During the fourth quarter of 2003, the remaining 222,220 common stock warrants were exercised, resulting in the issuance of 222,220 shares of common stock. Neither the conversions nor the warrant exercise had an effect on the reported results of operations.

In June 2000, the Company completed the sale of $25 million of Series D Preferred Stock in a private transaction with The Equitable Life Assurance Society of the United States. The Series D Preferred Stock carries an annual dividend rate equal to the greater of 8.775% or the actual dividend paid on the Company's common shares into which the preferred shares can be converted. The stock has a conversion price of $30 per share and a five-year, non-call provision.

In December 2000, the Company completed the sale of $30 million of Series E Preferred Stock in a private transaction, again with affiliates of Prudential and Teachers. The Series E Preferred Stock carried an annual dividend rate equal to the greater of 8.55% or the actual dividend paid on the Company's common shares into which the preferred shares could be converted. The stock had a conversion price of $31.60 per share and a five-year, non-call provision. In addition, as part of the Series E Preferred Stock transaction, the Company issued warrants to purchase 285,000 common shares at a price of $31.60 per share, expiring in five years. On August 20, 2002, 63,200 of the Series E Convertible Preferred Shares were converted into 200,000 shares of common stock. On May 6, 2003, 36,800 shares of Series E Preferred Shares were converted into 116,456 shares of common stock. On August 26, 2003 the remaining 200,000 shares of Series E Preferred Shares were converted into 632,911 of common stock. On September 9, 2003, 17,100 warrants were exercised, resulting in the issuance of 17,100 shares of common stock. During the fourth quarter of 2003, the remaining 267,900 common stock warrants were exercised, resulting in the issuance of 267,900 shares of common stock. Neither the conversions nor the warrant exercise had an effect on the reported results of operations.

On February 28, 2002, the Company closed on two common equity offerings totaling 704,602 shares of the Company's common stock, at a weighted average price of $30.99 per share, resulting in net proceeds to the Company of approximately $21.8 million.

In March 2002, the Company issued 2,400,000 shares of its 9.00% Series F Cumulative Redeemable Preferred Stock ("Series F Preferred Shares"), with a $25.00 liquidation preference per share. This offering generated net proceeds of approximately $58 million. The net proceeds were used to fund the

Series B preferred stock repurchase, property acquisitions, and property upgrades. The Series F Preferred Shares are redeemable by the Company at anytime on or after March 25, 2007 at a redemption price of $25.00 per share, plus any accumulated, accrued and unpaid dividends. Each Series F Preferred share will receive an annual dividend equal to 9.00% of the liquidation preference per share (equivalent to a fixed annual amount of $2.25 per share).

In 2000, the Company obtained an investment grade rating from Fitch, Inc. The Company was assigned an initial corporate credit rating of "BBB" (Triple-B), with a rating of "BBB-" (Triple-B Minus) for Series C through E Convertible Preferred Stock and Series F Preferred Stock.

The issuance of UPREIT Units for property acquisitions continues to be a source of capital for the Company. No units were issued in connection with the two acquisitions during 2003. During 2002, the Company acquired an 864-unit property for a total purchase price of $81,500,000. The Company issued UPREIT units valued at approximately $11,500,000 million, with the balance funded by the assumption of debt and cash. During 2001, 520 apartment units in two separate transactions were acquired for a total cost of $33,000,000, using UPREIT Units valued at approximately $19,000,000 with the balance paid in cash or assumed debt.

In 1997, the Company's Board of Directors approved a stock repurchase program under which the Company may repurchase shares of its outstanding common stock and UPREIT Units. The shares/units may be repurchased through open market or privately negotiated transactions at the discretion of Company management. The Board's action did not establish a target price or a specific timetable for repurchase. At December 31, 2000, there was approval remaining to purchase 1,326,500 shares. In 2001, the Board of Directors approved a 1,000,000-share increase in the stock repurchase program. During 2001, the Company repurchased 754,000 shares and 436,700 UPREIT Units at a cost of $20,600,000 and $11,900,000, respectively. On August 6, 2002 the Board of Directors approved a 2,000,000-share increase in the stock repurchase program. During 2003 and 2002, there were no shares or UPREIT Units repurchased by the Company. At December 31, 2003 the Company had authorization to repurchase 3,135,800 shares of common stock and UPREIT Units under the stock repurchase program.

The Company has a Dividend Reinvestment Plan (DRIP). The DRIP provides the stockholders of the Company an opportunity to automatically invest their cash dividends in common stock at a discount of 2% from the market price. In addition, eligible participants may make monthly payments or other voluntary cash investments in shares of common stock, typically purchased at discounts, which have varied between 2% and 3%. The maximum monthly investment without prior Company approval is currently $1,000. During 2002, $27,400,000 of common stock was issued under this plan, with an additional $30,300,000 of common stock issued in 2003.

Management monitors the relationship between the Company's stock price and its estimated net asset value. During times when the difference between these two values is small, resulting in little "dilution" of net asset value by common stock issuances, management has the flexibility to issue waivers to DRIP participants to provide for investments in excess of the $1,000 maximum monthly investment. In February 2002, the Company announced such waivers will be considered beginning with the March 2002 optional cash purchase, since management had believed at that time that the stock is trading at or above its estimate of net asset value. During 2002, the Company granted 53 waivers for purchases aggregating a total of $3,900,000. No such waivers were granted during 2003.

During 2002, the Company extended its revolving line of credit with M&T Bank for a period of three years, increasing the line from $100,000,000 to $115,000,000. As of December 31, 2003 the Company had no balance outstanding on the line of credit. Borrowings under the line of credit bear interest at 1.15% over the one-month LIBOR rate. Accordingly, increases in interest rates will increase the Company's interest expense and as a result will affect the Company's results of operations and financial condition. The line of credit expires on September 1, 2005. The Credit Agreement relating to this line of credit provides for the Company to maintain certain financial ratios and measurements. One of these covenants is that the Company may not pay any distribution if a distribution, when added to other distributions paid during the three immediately preceding fiscal quarters, exceeds the greater of: (i) 90% of funds from operations and 110% of cash available for distribution; and (ii) the amount required to maintain the Company's status as a REIT. During the fourth quarter of 2002, the funds from operations payout ratio was 94% when measured for the calendar year. Due to the impairment charges recorded in the fourth quarter, the Company did not meet the required ratio. Appropriate waivers were granted by the participating banks. During the fourth quarter of 2003, the funds from operations payout ratio was 90.7% when measured for the calendar year. Due to the charges related to the grant of restricted stock to the Leenhoutses, the Company did not meet the required ratio. Appropriate waivers have been granted by the participating banks.

As of December 31, 2003, the weighted average rate of interest on the Company's mortgage debt was 6.38% and the weighted average maturity of such indebtedness was approximately eight years. Mortgage debt of $1.4 billion was outstanding with 98% at fixed rates of interest with staggered maturities. This limits the exposure to changes in interest rates, minimizing the effect of interest rate fluctuations on the Company's results of operations and cash flows.

The Company's net cash provided by operating activities increased from $143,887,000 for the year ended December 31, 2002, to $145,717,000 for the year ended December 31, 2003. The increase was principally due to changes in Other Assets.

Net cash used in investing activities decreased from $295,181,000 in 2002 to $112,025,000 in 2003. The decrease was principally due to the lower level of properties purchased in 2003 which decreased to $92,970,000 in 2003 from $433,043,000 in 2002. Other changes included a decrease of $30,413,000 in proceeds from the sale of properties, a decrease in property additions of $9,346,000, and an increase of $3,835,000 from the proceeds from the sale of affordable properties.

The Company's net cash used in financing activities decreased from providing $149,357,000 in 2002 to using $37,371,000 in 2003. In 2003, proceeds from the sale of common stock totaled $59,788,000. Debt proceeds, used to fund property acquisitions and additions, decreased from $186,868,000 in 2002 to $54,907,000 in 2003. A major source of financing in 2002 was $82,796,000 of proceeds from the sales of the preferred and common stock, net of the repurchase of the Series B preferred stock.

On February 2, 2004, the Board of Directors approved a dividend of $.62 per share for the period from October 1, 2003 to December 31, 2003. This is the equivalent of an annual distribution of $2.48 per share. The dividend is payable February 27, 2004 to shareholders of record on February 17, 2004.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes. In preparing these financial statements, management has utilized information available including industry practice and its own past history in forming its estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. It is possible that the ultimate outcome as anticipated by management in formulating its estimates inherent in these financial statements may not materialize. However, application of the accounting policies below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies may utilize different estimates which may impact comparability of the Company's results of operations to those of companies in similar businesses.

Revenue Recognition

The Operating Partnership leases its residential properties under leases with terms generally one year or less. Rental income is recognized on a straight-line basis over the related lease term. As a result, deferred rents receivable are created when rental income is recognized during the concession period of certain negotiated leases and amortized over the remaining term of the lease. In accordance with SFAS No. 141, the Company recognizes rental revenue of acquired in-place "above and below" market leases at their fair value over the weighted average remaining lease term. Property other income, which consists primarily of income from operation of laundry facilities, administrative fees, garage and carport rentals and miscellaneous charges to residents, is recognized when earned.

Property management fees are recognized when earned based on a contractual percentage of net monthly cash collected on rental income.

Change in Accounting Estimate

During the first quarter of 2002, the Company completed a comprehensive review of its real estate related useful lives for certain of its asset classes. As a result of this review, the Company changed its estimate of the remaining useful lives for its buildings and apartment improvements. Effective January 1, 2002, the estimated useful life of all buildings has been extended to 40 years and the estimated useful life of apartment improvements has been changed from 10 years to 20 years. Certain buildings had previously been depreciated over useful lives ranging from 30 to 40 years. As a result of the change, income before extraordinary item for the year-ended December 31, 2002 increased approximately $6.2 million or $.24 on a diluted per share basis. The Company believes the change reflects more appropriate remaining useful lives of the assets based upon the nature of the expenditures and is consistent with prevailing industry practice. This change has been accounted for prospectively in accordance with the provisions of Accounting Principle Board Opinion No. 20, Accounting Changes.

Real Estate

Real estate is recorded at cost. Costs related to the acquisition, development, construction and improvement of properties are capitalized. Recurring capital replacements typically include carpeting and tile, appliances, HVAC equipment, new roofs, site improvements and various exterior building improvements. Non-recurring upgrades include, among other items, community centers, new appliances, new windows, kitchens and bathrooms. Interest costs are capitalized until construction is substantially complete. When retired or otherwise disposed of, the related asset cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from disposition, is reflected in income. Ordinary repairs and maintenance that do not extend the life of the asset are expensed as incurred.

Effective January 1, 2002, the Company adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." This standard superseded SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of," but also retained its basic provision requiring (i) recognition of an impairment loss of the carrying amount of a long-lived asset if it is not recoverable from its undiscounted cash flows and (ii) measurement of an impairment loss as the difference between the carrying amount and fair value of the asset unless an asset is held for sale, in which case it would be stated at the lower of carrying amount or fair value less costs to dispose. However, SFAS No. 144 also describes a probability-weighted cash flow estimation approach to deal with situations which alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or a range is estimated. The determination of undiscounted cash flows requires significant estimates made by management (such as estimating future net operating income and estimating fair value upon sale of each property owned) and considers the expected course of action at the balance sheet date. Subsequent changes in estimated undiscounted cash flows arising from changes in anticipated actions could impact the determination of whether an impairment exists.

Management reviews its long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates an impairment in value. An asset is considered impaired when the undiscounted future cash flows are not sufficient to recover the asset's carrying value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The Company records impairment losses and reduces the carrying amounts of assets held for sale when the carrying amounts exceed the estimated selling proceeds less the costs to sell.

The Company accounts for its acquisitions of investments in real estate in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, which requires the fair value of the real estate acquired to be allocated to the acquired tangible assets, consisting of land, building, personal property and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, value of in-place leases and value of resident relationships, based in each case on their fair values. The Company considers acquisitions of operating real estate assets to be businesses as that term is contemplated in Emerging Issues Task Force Issue No. 98.3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.

The Company allocates purchase price to the fair value of the tangible assets of an acquired property (which includes the land, building, and personal property) determined by valuing the property as if it were vacant. The as-if-vacant value is allocated to land, buildings, and personal property based on management's determination of the relative fair values of these assets.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

Other intangible assets acquired include amounts for in-place lease values that are based upon the Company's evaluation of the specific characteristics of the leases. Factors considered in these analyses include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods depending on the property acquired.

The total amount of other intangible assets acquired is further allocated to in-place leases, which includes other resident relationship intangible values based on management's evaluation of the specific characteristics of the residential leases and the Company's resident retention history.

The value of in-place leases and resident relationships are amortized as a leasing cost expense over the initial term of the respective leases and any expected renewal period.

Discontinued Operations

In addition to the provisions of SFAS No. 144 described above, the standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It also retains the basic provisions for presenting discontinued operations in the income statement but broadened the scope to include a component of an entity rather than a segment of a business. Pursuant to the definition of a component of an entity in the SFAS, assuming no significant continuing involvement, the sale of an apartment community is now considered a discontinued operation. In addition, apartment communities classified as held for sale are also considered a discontinued operation. The Company generally considers assets to be held for sale when all significant contingencies surrounding the closing have been resolved, which often corresponds with the actual closing date.

Included in discontinued operations for the year ended December 31, 2003 are nineteen apartment community dispositions (seven and twelve in 2003 and 2002, respectively). The operations of such apartment communities have been reflected as discontinued operations in the consolidated financial statements for each of the three years ended December 31, 2003 included herein.

Capital Improvements

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction, and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non- recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The Company is required to make subjective assessments as to the useful lives of its properties and improvements for purposes of determining the amount of depreciation to reflect on an annual basis. These assessments have a direct impact on the Company's net income. See "Change in Accounting Estimate" above.

Estimate of Fair Value of Assets Associated with General Partnership Interests

The Company uses the sale contract to determine the fair market value of assets associated with its general partner investment, including notes, advances, management contracts and the equity investment in the limited partnership. The fair value used could vary from the actual sales price of the assets which could result in further charges or gains recognized upon disposition. See Note 3 to the Notes to Consolidated Financial Statements for further discussion.

Off-Balance Sheet Investments

The Company has investments in and advances to approximately 44 limited partnerships where the Company acts as the managing general partner. The Company accounts for these investments on the equity method of accounting, recording its share of the net income or loss based upon the terms of the partnership agreement. To the extent that it is determined that the limited partners cannot absorb their share of the losses, if any, the general partner will record the limited partners share of such losses. In addition, to the extent the Company has outstanding loans or advances and the limited partner has no remaining capital account, the Company will absorb such losses.

The Company, through its general partnership interest in certain affordable property limited partnerships, has guaranteed the low income housing tax credits to the limited partners for a period of either five or ten years in 23 partnerships totaling approximately $48,000,000. Such guarantee requires the Company to operate the properties in compliance with Internal Revenue Code Section 42 for 15 years. The weighted average number of compliance years remaining is approximately 10 years. In addition, acting as the general partner in certain partnerships, the Company is obligated to advance funds to meet partnership operating deficits. Should operating deficits continue to occur, the Company would determine on an individual partnership basis if it is in the best interest of the Company to continue to fund these deficits.

The Company believes the properties operations conform to the applicable requirements as set forth above and do not anticipate any payment on the low income housing tax credit guarantees described above.

In December 2002, the Company, including its equity affiliates, determined that it would market for sale virtually all of the assets associated with its interest in various affordable housing limited partnerships. Such assets include the equity interest in the affordable housing partnerships, loans, advances and management contracts. The Company, including its equity affiliates, as described in Note 3 to the Notes to Consolidated Financial Statements, recorded impairment charges aggregating $14.2 million in the fourth quarter of 2002. Such charges principally relate to reducing recorded amounts of the previously mentioned assets to their estimated fair values. In addition, in 2002, the Company recorded charges aggregating $3.8 million principally arising from the operating losses and other charges directly associated with the performance of these affordable properties due to the weak economy, which negatively affected the properties' revenue and occupancy.

The Company is selling the assets in three phases. The status of the phases are as follows:

Phase I, consisting of the Company's interest in 35 properties containing 1,119 units, of which all were New York State Rural Development properties, was sold on September 5, 2003. The sale price of $1.5 million resulted in a gain on sale of approximately $72,000 that was recorded in the third quarter.

Phase II, consisting of the Company's interest in 49 Pennsylvania Rural Development and other low income housing tax credit properties, was sold on December 18, 2003. The sale price of $1.1 million resulted in a loss on sale of approximately $32,000 that was recorded in the fourth quarter of 2003.

Phase III, consisting of the Company's interest in 38 Upstate New York, Maryland, Ohio and Indiana properties, is under contract to a qualified buyer. The contract price is $6.8 million and the Company is working towards an expected closing in the first half of 2004. The buyer is still engaged in due diligence, so it is possible that there may be some further negotiations relating to price and/or the properties to be included in the sale.

During 2004, the Company is pursuing the sale of its general partner interests in one additional affordable property (two partnerships) with 1,072 units. It does not currently have a contract for this sale but anticipates a possible closing in the third quarter of 2004. The Company has guarantees to the partnerships for tax credits (totaling $5.6 million) and to fund operating deficits. The property is currently experiencing high vacancy. The regulatory agreement under which the property operates requires a percentage of residents to meet certain income qualifications. The Company has had difficulty renting those regulatory units. The Company does not anticipate that the operational outlook will improve prior to a sale. The Company funded operating deficits amounting to $1.3 million in 2003 and expects to continue to fund future operating deficits. The prior operating advances are not an indicator of future cash requirements, and in accordance with GAAP, the Company will record an impairment charge as those operating advances are actually incurred. The net value of the general partnership interests and other loans or assets associated with this property had been reduced to $43,000 at December 31, 2002. The book value at December 31, 2003 is a negative $725,000. The value has been reduced below zero as a function of losses passed through to the Company as general partner. Although the Company cannot accurately estimate a price at this time, it is likely that the Company will have to pay a third party to purchase its interest in this asset.

For 2003, the Company has recorded a total of $3.5 million in impairment charges, of which $1.7 million pertains to an additional net impairment charge taken in the third quarter to reduce the value of the assets held for sale in Phase III to fair market value. The balance, or $1.8 million, represents impairments of cash advances reflected in both "Equity in earnings (losses) of unconsolidated affiliates" ($1.0 million) and "Impairment of assets held as general partner" ($822,000). During the fourth quarter of 2002, the anticipated losses in connection with the sale of these assets had been reflected in the $14.2 million impairment.

These partnerships are funded with non-recourse financing. The Company's proportionate share of non-recourse financing, based on its legal ownership, was only $1,487,000 out of a total of $142,717,000 at December 31, 2003. The Company has guaranteed a total of $594,000 of debt associated with two of these partnerships. In addition, the Company, including the Management Companies, has provided loans and advances to certain of the partnerships aggregating $6,748,000, net of impairment and other charges of $10,514,000 at December 31, 2003. Prior to the Company's decision to sell these assets, the Company, after recording its share of the underlying investments income or loss, assessed the financial status and cash flow of each of the partnerships at each balance sheet date in order to assess recoverability of its investment in and advances to these affiliates. Once the decision to dispose of such assets was made in December 2002, the Company estimated the fair value of such loans and advances from a potential buyer's perspective using estimated cash flows discounted at a risk adjusted return.

Summarized balance sheet information relating to these partnerships is as follows (amounts are in thousands):

	2003	2002
Balance Sheets:		
Real estate, net	$163,950	$266,613
Other assets	21,247	37,764
Total assets	$185,197	$304,377
Mortgage notes payable	$142,717	$253,285
Advances from affiliates	22,678	24,725
Other liabilities	11,420	15,125
Partners' equity	8,382	11,242
Total liabilities and partners' equity	$185,197	$304,377

In January 2003, the FASB issued Interpretation No. 46 – Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 – Consolidated Financial Statements. The interpretation addresses consolidation by businesses of special purpose entities (variable interest entities, "VIE"). In December 2003, the FASB reissued FIN 46R with certain modifications and clarifications. Management is certain that each of the limited partnerships in which it holds the general partnership interest would be considered a VIE and the Company would consolidate all or a certain number of the limited partnerships assets and liabilities, all of which are summarized above.

Acquisitions and Dispositions

In 2003, the Company acquired a total of two communities with a total of 730 units for total consideration of approximately $92,900,000, or an average of approximately $127,200 per unit. For the same time period, the Company sold seven properties with a total of 1,568 units for total consideration of $59,300,000, or an average of $37,800 per unit. The weighted average expected first year cap rate of the 2003 Acquisition Communities was 7.3% and of the 2003 Disposed Communities was 8.7%. The weighted average unleveraged internal rate of return (IRR) during the Company's ownership for the properties sold was 9.5%.

In January 2004, the Company acquired four communities as part of a portfolio with a total of 534 units in the New Jersey region. The total purchase price of $64,200,000, including closing costs, equates to approximately $120,000 per unit. Consideration for the properties included $34,000,000 in assumed debt (fair market value of $37,000,000), $11,9000,000 in Operating Partnership Units (fair market value $12,1000,000), and $18,300,000 cash funded through the use of the Company's line of credit. The expected first year cap rate for this community is 6.2% (before a reserve for capital expenditures).

In March, 2004, the Company acquired a 240-unit community in Frederick, Maryland. The total purchase price of $29,400,000, including closing costs, equates to approximately $123,000 per apartment unit. Management expects a 7.4% weighted average expected first year capitalization rate on this acquisition. Consideration for this property was funded through the use of the Company's line of credit.

Contractual Obligations and other Commitments

The primary obligations of the Company relate to its borrowings under the line of credit and mortgage notes payable. The Company's line of credit matures in September 2005, and has no amount outstanding at December 31, 2003. The $1.4 billion in mortgage notes payable have varying maturities ranging from 1 to 32 years. The principal payments on the mortgage notes payable for the years subsequent to December 31, 2003, are set forth in the table below as "long-term debt."

The Company has a non-cancelable operating ground lease for one of its properties. The lease expires May 1, 2020, with options to extend the term of the lease for two successive terms of twenty-five years each. The lease provides for contingent rental payments based on certain variable factors. At December 31, 2003, future minimum rental payments required under the lease are $70,000 per year until the lease expires.

The Company leases its corporate office space from an affiliate and the office space for its regional offices from third parties. The corporate office space requires an annual base rent plus a pro-rata portion of property improvements, real estate taxes, and common area maintenance. The regional office leases require an annual base rent plus a pro-rata portion of real estate taxes. These leases are set forth in the table below as "Operating lease."

Purchase obligations represent those costs that the Company is contractually obligated to in the future. The significant components of this caption are costs for capital improvements at the Company's properties, as well as costs for normal operating and maintenance expenses at the site level that are tied to contracts such as utilities, landscaping and grounds maintenance and advertising. The purchase obligations include amounts tied to contracts some of which expire in 2004. It is the Company's intention to renew these normal operating contracts; however, there has been no attempt to estimate the length or future costs of these contracts.

Tabular Disclosure of Contractual Obligations:

Contractual Obligations	Total	2004	2005	2006	2007	2008	Thereafter
			Payments Due by Period (in thousands)				
Long-term debt	$1,380,696	$16,641	$14,984	$70,576	$172,324	$173,782	$ 932,389
Ground lease	1,190	70	70	70	70	70	840
Operating lease	7,421	1,333	1,314	1,015	973	975	1,811
Purchase obligations	17,631	14,908	1,580	839	246	56	2
Total*	$1,406,938	$32,952	$17,948	$72,500	$173,613	$174,883	$ 935,042

* The contractual obligation and other commitments in the table are set forth as required by Item 303(a)(5) of Regulation 5-K promulgated by the SEC in January of 2003 and are not prepared in accordance with generally-accepted accounting principles.

As discussed in the section entitled "Off-Balance Sheet Investments," the Company has the following guarantees or commitments relating to its equity method partnership investments: a) guarantee for a total of $594,000 of debt associated with two of the partnerships, b) guarantee of the low income housing tax credits to the limited partners for a period of either five or ten years in 23 partnerships totaling approximately $48,000,000, and c) obligation to advance funds to meet partnership operating deficits for certain partnerships. With respect to the guarantee of the low income housing tax credits, the Company believes the properties operations conform to the applicable requirements (as set forth above in the second paragraph of the "Off Balance Sheet Investment" section) and does not anticipate any payment on the guarantees.

Capital Improvements

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction, and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non- recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The following table is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost per Unit Per Year[3]	Total Cost per Unit Per Year
Appliances	$1,000	18	$ 55	$ 5	$ 60
Blinds/Shades	130	6	22	6	28
Carpets/cleaning	840	6	140	97	237
Computers, equipment, misc.[4]	120	5	22	29	51
Contract repairs	-	-	-	102	102
Exterior painting [5]	84	5	17	1	18
Flooring	250	8	31	-	31
Furnace/Air (HVAC)	765	24	32	43	75
Hot water heater	130	7	19	-	19
Interior painting	-	-	-	138	138
Kitchen/bath cabinets	1,100	25	44	-	44
Landscaping	-	-	-	106	106
New roof	800	23	35	-	35
Parking lot	400	15	27	-	27
Pool/ Exercise facility	100	15	7	23	30
Windows	980	36	27	-	27
Miscellaneous [6]	705	15	47	40	87
Total	$7,404		$525	$590	$1,115

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years, per unit expenditures in any category will be higher, or lower depending on the timing of certain longer lived capital or maintenance items.

[3] These expenses are included in the operating and maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $590 per unit maintenance estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same- store expense detail schedule. The annual per unit cost of maintenance staff would add another $570 to expenses and total cost figures provided.

[4] Includes computers, office equipment/ furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, other exposed exterior surfaces are most often covered with aluminum or vinyl.

[6] Includes items such as; balconies, siding, and concrete/sidewalks.

The Company's strategy in operating apartments is to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs than may be reported by other apartment companies, but the Company's experience is that the strategy results in higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

The Company estimates that during 2003, approximately $525 per unit was spent on recurring capital expenditures. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

	For the year- ended December 31, (in thousands, except per unit data) 2003						2002	
	Recurring Cap Ex	Per Unit(a)	Non-Recurring Cap Ex	Per Unit(a)	Total Capital Improvements	Per Unit(a)	Total Capital Improvements	Per Unit(a)
New Buildings	$ -	$ -	$ 1,859	$ 46	$ 1,859	$ 46	$ 3,833	$ 101
Major building improvements	3,696	91	17,689	436	21,385	527	20,567	542
Roof replacements	1,412	35	2,986	74	4,398	109	3,975	105
Site improvements	1,353	33	6,620	163	7,973	196	11,668	308
Apartment upgrades	2,666	66	32,228	794	34,894	860	35,983	949
Appliances	2,215	55	2,685	66	4,900	121	4,651	123
Carpeting/Flooring	6,953	171	5,334	131	12,287	302	11,331	299
HVAC/Mechanicals	2,048	50	11,491	283	13,539	333	12,633	333
Miscellaneous	910	24	2,573	63	3,483	87	3,661	95
Totals	$21,253	$525	$83,465	$2,056	$104,718	$2,581	$ 108,302	$ 2,855

[a]Calculated using the weighted average number of units outstanding, including 35,936 core units, 2002 acquisition units of 4,280 and 2003 acquisition units of 386 for the year-ended December 31, 2003 and 35,936 core units and 2002 acquisition units of 1,994 for the year-ended December 31, 2002.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

	For the year- ended December 31, (in thousands, except per unit data) 2003						2002	
	Recurring Cap Ex	Per Unit	Non-recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$ 18,810	525	$ 63,050	$ 1,755	$ 81,860	$ 2,280	$ 99,966	$ 2,782
2003 Acquisition Communities	202	525	103	267	305	792	-	-
2002 Acquisition Communities	2,241	525	20,312	4,746	22,553	5,271	8,336	4,181
Sub-total	21,253	525	83,465	2,056	104,718	2,581	108,302	2,855
2003 Disposed Communities	448	525	304	354	752	879	2,592	1,653
2002 Disposed Communities	-	-	-	-	-	-	1,163	1,624
Corporate office expenditures [1]	-	-	-	-	876	-	3,635	-
	$ 21,701	$ 525	$ 83,769	$ 2,021	$ 106,346	$ 2,546	$ 115,692	$ 2,786

[1] No distinction is made between recurring and non- recurring expenditures for corporate office.

Environmental Issues

Phase I environmental audits have been completed on substantially all of the Owned Properties. There are no recorded amounts resulting from environmental liabilities as there are no known contingencies with respect thereto. Furthermore, no condition is known to exist that would give rise to a material liability for site restoration or other costs that may be incurred with respect to the sale or disposal of a property.

During 2002 and 2003, there has been media attention given to the subject of mold in residential communities. The Company has responded to this attention by providing to its community management the Company's "Operation and Maintenance Plan For the Control of Moisture" ("The Plan"). The Plan, designed to analyze and manage all exposures to mold, has been implemented at all of the Company's communities. There have been only limited cases of mold identified to management due to the application and practice of The Plan. No condition is known to exist that would give rise to a material liability for site restoration or other costs that may be incurred with respect to mold.

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." The provisions of this statement are required to be applied to all goodwill and other intangible assets. SFAS No. 142 became effective beginning January 1, 2002. The Company adopted this pronouncement for the year ended December 31, 2002, and it did not have a material impact on the Company's results on operations, financial position or liquidity.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires an entity to record a liability for an obligation associated with the retirement of an asset at the time the liability is incurred by capitalizing the cost as part of the carrying value of the related asset and depreciating it over the remaining useful life of that asset. The standard was effective beginning January 1, 2003. The Company adopted this pronouncement for the year ended December 31, 2003, and it did not have a material impact on the Company's results on operations, financial position or liquidity.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," which addresses how and when to measure the impairment on long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange, or distribution to owners. The Company adopted SFAS No. 144 as of January 1, 2002. See Notes 2 and 15 for a discussion of the impact on the Company from the adoption of SFAS No. 144.

In April 2002, the FASB issued SFAS No. 145 — "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" which eliminates the requirement to report gains and losses from extinguishment of debt as extraordinary unless they meet the criteria of APB Opinion 30. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The new standard became effective for the Company for the year ending December 31, 2003. Upon adoption, the Company reclassified its previously reported early debt extinguishment charges presented as an extraordinary item to inclusion within income from operations. The Company adopted this pronouncement for the year ended December 31, 2003, and it did not have a material impact on the Company's results on operations, financial position or liquidity.

In June 2002, the FASB issued SFAS No. 146 – "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires the recognition of a liability for costs associated with an exit or disposal activity to be recorded at fair value when incurred. The company's commitment to a plan, by itself does not create a present obligation that meets the definition of a liability. The new standard became effective for exit and disposal activities initiated after December 31, 2002. The Company adopted this pronouncement for the year ended December 31, 2003, and it did not have a material impact on the Company's results on operations, financial position or liquidity.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45") – Guarantor's Accounting and Disclosure Requirements for Guarantees, including indirect guarantees of other (an interpretation of FASB No. 5, FASB No. 57, and FASB No. 107 and rescission of FASB Interpretation No. 34). This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this interpretation are effective for financial statements of periods ending after December 15, 2002. The initial recognition and initial measurement provisions of this interpretation were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted this pronouncement for the year ended December 31, 2002, and it did not have a material impact on the Company's results on operations, financial position or liquidity.

In December 2002, the FASB issued SFAS No. 148 – Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of SFAS No. 123. This statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation as well as changing certain disclosure provisions. This statement also amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about these effects in interim financial information. Effective January 1, 2003, the Company adopted the fair value based method of accounting for stock options in accordance with SFAS No. 123. In connection with the transition methods available, the Company applied the Modified Prospective Method in adopting this pronouncement. See footnote #2 to the financial statements for the financial statement impact.

In January 2003, the FASB issued Interpretation No. 46 – "Consolidation of Variable Interest Entities", an interpretation of ARB No. 51 – "Consolidated Financial Statements." The interpretation addresses consolidation by businesses of special purpose entities (variable interest entities, "VIE"). This interpretation addresses consolidation by business enterprises of variable interest entities in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or in which the equity investors do not have the characteristics of a controlling financial interest. This interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of this interpretation apply immediately to variable interest entities created after January 31, 2003. In December 2003, the FASB reissued FIN 46R with certain modifications and clarifications. FIN 46R does not apply to VIE's created after February 1, 2003. The Company had no VIE's created subsequent to February 1, 2003. Management is certain that each of the limited partnerships in which it holds the general partnership interest as of December 31, 2003 would be considered a VIE. The Company is determining where it is the primary beneficiary, and as a result the Company may consolidate all or a certain number of the limited partnership's assets and liabilities.

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for contracts entered into or modified after June 30, 2003. The provisions of FAS 149 are not expected to have a material impact on the Company's financial statements.

In May 2003, FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On October 29, 2003 the FASB indefinitely deferred the provisions of paragraphs 9 and 10 of SFAS 150 as they apply to mandatorily redeemable noncontrolling interests. This deferral applies to minority interest ownerships in limited partnerships which are mandatorily redeemable upon termination of the partnership and therefore is potentially applicable to the affordable portfolio. This statement only applies to the Company if the limited partnerships are consolidated under FIN 46R. If consolidated, the Company will disclose the estimated buyback of minority interest. Currently, the limited partnerships are not consolidated, and no disclosure is necessary.

Economic Conditions

Substantially all of the leases at the communities are for a term of one year or less, which enables the Company to seek increased rents upon renewal of existing leases or commencement of new leases. These short-term leases minimize the potential adverse effect of inflation on rental income, although residents may leave without penalty at the end of their lease terms and may do so if rents are increased significantly.

Historically, real estate has been subject to a wide range of cyclical economic conditions, which affect various real estate sectors and geographic regions with differing intensities and at different times. In 2002 and continuing into 2003 many regions of the United States have experienced varying degrees of economic recession and certain recessionary trends, such as the cost of obtaining sufficient property and liability insurance coverage, short-term interest rates, and a temporary reduction in occupancy. In light of this, we will continue to review our business strategy; however, we believe that given our property type and the geographic regions in which we are located, we do not anticipate any changes in our strategy or material effects in financial performance.

Contingency

In 2001, the Company underwent a state tax audit. The state has assessed taxes of $469,000 for the 1998 and 1999 tax years under audit. If the state's position is applied to all tax years through December 31, 2001, the assessment would be $1.3 million. At the time, the Company believed the assessment and the state's underlying position were not supportable by the law nor consistent with previously provided interpretative guidance from the office of the State Secretary of Revenue. After two subsequent enactments by the state legislation during 2002 affecting the pertinent tax statute, the Company has been advised by outside tax counsel that its filing position for 1998-2001 should prevail. During December 2003, the state's governor signed legislation which included the REIT tax provisions. Based upon this,

Company's tax counsel expects that the outstanding litigation should now be able to be resolved. Effective January 1, 2003, the Company reorganized the ownership of Home Properties Trust, which should subject the Company to a much lower level of tax going forward.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is interest rate risk. At December 31, 2003 and 2002, approximately 98% of the Company's debt bore interest at fixed rates with a weighted average maturity of approximately 8 years, and a weighted average interest rate of approximately 6.47% and 6.50%, respectively, including the $25.2 million of debt for both years which has been swapped to a fixed rate. The remainder of the Company's debt bears interest at variable rates with a weighted average maturity of approximately 2 years and 1 year, respectively, and a weighted average interest rate of 2.32% and 2.83%, respectively, at December 31, 2003 and 2002. The Company does not intend to utilize a significant amount of permanent variable rate debt to acquire properties in the future. On occasion, the Company may use its line of credit in connection with a property acquisition with the intention to refinance at a later date. The Company believes, however, that in no event would increases in interest expense as a result of inflation significantly impact the Company's distributable cash flow.

At December 31, 2003 and 2002, the interest rate risk on $25.2 million of such variable rate debt has been mitigated through the use of interest rate swap agreements (the "Swaps") with major financial institutions. The Company is exposed to credit risk in the event of non-performance by the counter-parties to the Swaps. The Company believes it mitigates its credit risk by entering into these Swaps with major financial institutions. The Swaps effectively convert an aggregate of $25.2 million in variable rate mortgages to fixed rates of 5.91%.

At December 31, 2003 and 2002, the fair value of the Company's fixed rate debt, including the $25.2 million in debt for both years which was swapped to a fixed rate, amounted to a liability of $1.5 billion and $1.4 billion compared to its carrying amount of $1.4 billion and $1.3 billion, respectively. The Company estimates that a 100 basis point decrease in market interest rates at December 31, 2003 would not change the fair value of the Company's fixed rate debt.

The Company intends to continuously monitor and actively manage interest costs on its variable rate debt portfolio and may enter into swap positions based upon market fluctuations. In addition, the Company believes that it has the ability to obtain funds through additional equity offerings or the issuance of UPREIT Units. Accordingly, the cost of obtaining such interest rate protection agreements in relation to the Company's access to capital markets will continue to be evaluated. The Company has not, and does not plan to, enter into any derivative financial instruments for trading or speculative purposes. As of December 31, 2003, the Company had no other material exposure to market risk.

Additional disclosure about market risk is incorporated herein by reference to the discussion under the heading "Results of Operations" in Item 7: Managements Discussion and Analysis of Financial Condition and Results of Operations.

Item 8. Financial Statements and Supplementary Data

The financial statements and supplementary data are listed under Item 15(a) and filed as part of this report on the pages indicated.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed or submitted by the Company under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Chief Executive Officer and Chief Financial Officer as of the end of the period covered by this report, evaluated the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) and have determined that such disclosure controls and procedures are effective. There have been no changes in the internal controls over financial reporting identified in connection with the evaluation, or that occurred during the fourth quarter of the year ended December 31, 2003, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company has not identified any material weaknesses in its internal controls. Accordingly, no corrective actions have been taken.

PART III

Item 10. Directors and Executive Officers of the Registrant

Directors

The Board of Directors (the "Board") currently consists of twelve members, but is expected to consist of ten members following the 2004 Shareholders' Meeting since the two oldest members of the Board, Burton S. August, Sr. and Albert H. Small, have decided not to stand for re-election. The terms for all of the directors of Home Properties expire at the 2004 Shareholders' Meeting.

The information sets forth, as of February 27, 2004, for each director of the Company such director's name, experience during the last five years, other directorships held, age and the year such director was first elected as director of the Company.

Name of Director	Age	Year First Elected Director
Burton S. August, Sr.	88	1994
William Balderston, III	76	1994
Alan L. Gosule	63	1996
Leonard F. Helbig, III	58	1994
Roger W. Kober	70	1994
Nelson B. Leenhouts	68	1993
Norman Leenhouts	68	1993
Edward J. Pettinella	52	2001
Albert H. Small	78	1999
Clifford W. Smith, Jr.	57	1994
Paul L. Smith	68	1994
Amy L. Tait	45	1993

Burton S. August, Sr. has been a director of the Company since August 1994 and has decided not to stand for re-election at the 2004 Shareholders' Meeting. Mr. August was a director from 1979 until 2003 of Monro Muffler Brake, Inc., a publicly traded company where he also served as Vice President from 1969 until he retired in 1980. Mr. August is Honorary Chairman of the Board of Trustees of Rochester Institute of Technology, a member of the Executive Committee of the United Way of New York State, a director of Hillside Children's Center Foundation, a cabinet member of the Al Sigl Center, a member of the Finance Committee of the United Way of Greater Rochester and the Investment Committee of the Strong Museum, and a Trustee of the Otetiana Council Boy Scouts of America.

William Balderston, III has been a director of the Company since August 1994. From 1991 to the end of 1992, he was an Executive Vice President of The Chase Manhattan Bank, N.A. From 1986 to 1991, he was President and Chief Executive Officer of Chase Lincoln First Bank, N.A., which was merged into The Chase Manhattan Bank, N.A. He is a Senior Trustee of the University of Rochester and a member of the Board of Governors of the University of Rochester Medical Center. Mr. Balderston is also a Trustee of the Genesee Country Village Museum, as well as a member of the Board of the Genesee Valley Conservancy. Mr. Balderston is a graduate of Dartmouth College.

Alan L. Gosule, has been a director of the Company since December 1996. Mr. Gosule has been a partner in the law firm of Clifford Chance US LLP, New York, New York, since August 1991 and prior to that time was a partner in the law firm of Gaston & Snow. He serves as Regional Head of the Clifford Chance US LLP Real Estate Department for the Americas. Mr. Gosule is a graduate of Boston University and its Law School and received an LL.M. from Georgetown University. Mr. Gosule also serves on the Boards of Directors of MFA Mortgage Investments, Inc. and Colonnade Partners. He is a member of the Board of Advisors of Paloma, LLC, which is the general partner of Simpson Housing Limited Partnership, and is a voting trustee of F.L. Putnam Investment Management Company. Clifford Chance US LLP acted as counsel to PricewaterhouseCoopers LLP in its capacity as advisor to the State Treasurer of the State of Michigan in connection with its investment of retirement funds in Home Properties, Inc. (the "Operating Partnership"). Mr. Gosule was the nominee of the State Treasurer under the terms of the investment agreements relating to that transaction. Those retirement funds divested their interest in Home Properties in 2001 and no longer have the right to nominate a board member. Mr. Gosule, however, is expected to continue to serve as a nominee of the Board of Directors.

Leonard F. Helbig, III has been a director of the Company since August 1994. Since September 2002 he has served as a Director of Integra Realty Advisors in Philadelphia. Between 1980 and 2002 he was employed with Cushman & Wakefield, Inc. From 1990 until 2002, Mr. Helbig served as President, Financial Services for Cushman & Wakefield, Inc.. Prior to that and since 1984, Mr. Helbig was the Executive Managing Director of the Asset Services and Financial Services Groups. He was a member of that firm's Board of Directors and Executive Committee. Mr. Helbig is a member of the Urban Land Institute, the Pension Real Estate Association and the International Council of Shopping Centers. Mr. Helbig is a graduate of LaSalle University and holds the MAI designation of the American Institute of Real Estate Appraisers.

Roger W. Kober has been a director of the Company since August 1994. Mr. Kober is currently a member of the Advisory Board of Rochester Gas and Electric Corporation, an Energy East Company. He was employed by Rochester Gas and Electric Corporation from 1965 until his retirement on January 1, 1998. From March 1996 until January 1, 1998, Mr. Kober served as Chairman and Chief Executive Officer of Rochester Gas and Electric Corporation. He is also a member of the Board of Trustees of Rochester Institute of Technology. Mr. Kober is a graduate of Clarkson College and holds a Masters Degree in Engineering from Rochester Institute of Technology.

Nelson B. Leenhouts has served as Board Co-Chair since his retirement as Co-Chief Executive Officer effective January 1, 2004. He had served as Co-Chief Executive Officer, President and a director of the Company since its inception in 1993. Since their formation, he has also served as President and Chief Executive Officer and a director of HP Management, a director of HPRS, which he has also served as President since 2000 and as a Vice President prior to that. Mr. Leenhouts also currently serves as a Senior Advisor to the Company pursuant to an Employment Agreement with a term that expires on December 31, 2006. Nelson Leenhouts was the founder, and a co-owner, together with Norman Leenhouts, of Home Leasing, and has served as President of Home Leasing since 1967. He is a member of the Board of Directors of the National Multi Housing Council. Nelson Leenhouts is a graduate of the University of Rochester. He is the twin brother of Norman Leenhouts.

Norman P. Leenhouts has served as Board Co-Chair since his retirement as Co-Chief Executive Officer effective January 1, 2004. He had served as Board Chair, Co-Chief Executive Officer and a director of the Company since its inception in 1993. Since their formation, he has also served as Board Chair of HP Management and as a director of HPRS, which he also has served as Board Chair since 2000. Mr. Leenhouts also currently serves as a Senior Advisor to the Company pursuant to an Employment Agreement with a term that expires on December 31, 2006. Norman Leenhouts is a co-owner, together with Nelson Leenhouts, of Home Leasing and has served as Board Chair of Home Leasing since 1971. He is a director of Rochester Downtown Development Corporation and is a member of the Board of Trustees of the University of Rochester and Roberts Wesleyan College. He is a graduate of the University of Rochester and is a certified public accountant. He is the twin brother of Nelson Leenhouts.

Edward J. Pettinella has served as President and Chief Executive Officer of the Company since January 1, 2004. He is also a director. He was previously an Executive Vice President and director since February 2001, when he joined the Company. He has also served as an Executive Vice President of HP Management and HPRS since May 2002. From 1997 until February 2001, Mr. Pettinella served as President, Charter One Bank (NY Division) and Executive Vice President of Charter One Financial, Inc. From 1980 through 1997, Mr. Pettinella served in several managerial capacities for Rochester Community Savings Bank, Rochester, NY, including the positions of Chief Operating Officer and Chief Financial Officer. Mr. Pettinella serves on the Board of Directors of the United Way of Greater Rochester, The

Lifetime Healthcare Companies, State University at Geneseo, Geneseo Foundation, Syracuse University School of Business and the YMCA of Greater Rochester. Mr. Pettinella is a graduate of the State University at Geneseo and holds an MBA Degree in finance from Syracuse University.

Albert H. Small has been a director of the Company since July 1999 and has decided not to stand for re-election at the 2004 Shareholders' Meeting. Mr. Small, who has been active in the construction industry for 50 years, is President of Southern Engineering Corporation. Mr. Small is a member of the Urban Land Institute, National Association of Home Builders and currently serves on the Board of Directors of the National Symphony Orchestra, National Advisory Board Music Associates of Aspen, Department of State Diplomatic Rooms Endowment Fund, James Madison Council of the Library of Congress, Tudor Place Foundation, The Life Guard of Mount Vernon, Historical Society of Washington, D.C. and the National Archives Foundation. Mr. Small is a graduate of the University of Virginia. In connection with the acquisition of a portfolio of properties located in the suburban markets surrounding Washington, D.C., Mr. Small and others received approximately 4,086,000 of operating partnership units in the Operating Partnership. Mr. Small was the nominee of the former owners of that portfolio under the terms of the acquisition documents. Those former owners no longer have the right to nominate a board member. Mr. Small is expected to continue to serve as a nominee of the Board of Directors.

Clifford W. Smith, Jr. has been a director of the Company since August 1994. Mr. Smith is the Epstein Professor of Finance of the William E. Simon Graduate School of Business Administration of the University of Rochester, where he has been on the faculty since 1974. He has written numerous books and articles on a variety of financial, capital markets and risk management topics and has held editorial positions for a variety of journals. Mr. Smith is a graduate of Emory University and has a PhD from the University of North Carolina at Chapel Hill.

Paul L. Smith has been a director of the Company since August 1994. Mr. Smith was a director, Senior Vice President and the Chief Financial Officer of the Eastman Kodak Company from 1983 until he retired in 1993. He is currently a director of Constellation Brands, Inc. He is also a member of the Board of Trustees of the George Eastman House and Ohio Wesleyan University. Mr. Smith is a graduate of Ohio Wesleyan University and holds an MBA Degree in finance from Northwestern University.

Amy L. Tait has served as a director of the Company since its inception in 1993. Effective February 15, 2001, Mrs. Tait resigned her full-time position as Executive Vice President of the Company and as a director of HP Management. She is currently the principal of Tait Realty Advisors, LLC, and continued as a consultant in the Company pursuant to a consulting agreement that terminated on February 15, 2002. Mrs. Tait joined Home Leasing in 1983 and held several positions with the Company, including Senior and Executive Vice President and Chief Operating Officer. She currently serves on the M & T Bank Regional Advisory Board and the boards of the United Way of Rochester, Princeton Club of Rochester, the Al Sigl Center, and the Center for Governmental Research. Mrs. Tait is a graduate of Princeton University and holds an MBA from the William E. Simon Graduate School of Business Administration of the University of Rochester. She is the daughter of Norman Leenhouts.

See Item 4A in Part I hereof for information regarding executive officers of the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934.

Section 16(a) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. Officers, directors and greater than 10% shareholders are required to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended

December 31, 2003, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were satisfied.

<u>Audit Committee, Audit Committee Independence and Financial Expert</u>

The information required by this item is incorporated herein by reference to the Company's proxy statement to be issued in connection with the Annual Meeting of Stockholders of the Company to be held on May 4, 2004 under "Audit Committee." The proxy statement will be filed within 120 days after the end of the Company's fiscal year.

<u>Stockholder Nominations to Board</u>

The information required by this item is incorporated herein by reference to the Company's Proxy Statement to be issued in connection with the Annual Meeting of Stockholders of the Company to be held on May 4, 2004 under "Board of Directors." The proxy statement will be filed within 120 days after the end of the Company's fiscal year.

<u>Code of Ethics</u>

The Company has adopted a Code of Business Conduct and Ethics and a Code of Ethics for Senior Financial Officers, both which apply to the Company's Chief Executive Officer, Chief Financial Officer, Treasurer and Controller. Both codes are available on the Company's website at www.homeproperties.com under the heading "Investment Information, Investor Overview". In addition, the Company will provide a copy of the codes to anyone without charge, upon request addressed to the Corporate Secretary at Home Properties, Inc., 850 Clinton Square, Rochester, New York 14604.

The Company intends to disclose any amendment to its Code of Ethics on its Web site. In addition, in the event that the Company waives compliance by its chief executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, of any of the standards of its Code of Conduct, the Company will post on its Web site within five business days the nature of the waiver in satisfaction of its disclosure requirement under Item 10 of Form 8-K.

<u>Corporate Guidelines and Committee Charters</u>

The Board of Directors has adopted corporate Governance Guidelines and revised charters in compliance with applicable law and NYSE listing standards for the Company's Audit, Compensation and Governance and Nominating Committees. The Guidelines and charters are available on the Company's Web site, www.homeproperties.com, and by request addressed to the Corporate Secretary at Home Properties, Inc., 850 Clinton Square, Rochester, New York 14604.

Item 11. <u>Executive Compensation</u>

The information required by this Item is incorporated herein by reference to the Company's proxy statement to be issued in connection with the Annual Meeting of the Stockholders of the Company to be held on May 4, 2004 under "Executive Compensation." The proxy statement will be filed within 120 days after the end of the Company's fiscal year.

Item 12. <u>Securities Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters</u>

The information required by this Item, including Equity Compensation Plan Information, is incorporated herein by reference to the Company's proxy statement to be issued in connection with the Annual Meeting of Stockholders of the Company to be held on May 4, 2004 under "Security Ownership of Certain Beneficial Owners and Management" and under "Equity Compensation Plan Information." The proxy statement will be filed within 120 days after the end of the Company's fiscal year.

Item 13. Certain Relationships and Related Transactions

The information required by this Item is incorporated herein by reference to the Company's proxy statement to be issued in connection with the Annual Meeting of Stockholders of the Company to be held on May 4, 2004 under "Certain Relationships and Transactions." The proxy statement will be filed within 120 days after the end of the Company's fiscal year.

Item 14. Principal Accounting Fees and Services

The information required by this Item is incorporated herein by reference to the Company's proxy statement to be issued in connection with the Annual Meeting of Stockholders of the Company to be held on May 4, 2004 under "Report of the Audit Committee" and "Principal Accounting Fees and Services." The proxy statement will be filed within 120 days after the end of the Company's fiscal year.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) 1 and 2. Financial Statements and Schedule

The financial statements and schedule listed below are filed as part of this annual report on the pages indicated.

HOME PROPERTIES, INC.

Consolidated Financial Statements

3. Exhibits

Exhibit Number	Exhibit
2.1	Agreement among Home Properties of New York, Inc. and Philip J. Solondz, Daniel Solondz and Julia Weinstein Relating to Royal Gardens I, together with Amendment No. 1
2.2	Agreement among Home Properties of New York, Inc and Philip Solondz and Daniel Solondz relating to Royal Gardens II, together with Amendment No. 1
2.15	Contribution Agreement, dated October __, 1997 between Home Properties of New York between Home Properties of New York, L.P. and Berger/Lewiston Associates Limited Partnership; Stephenson-Madison Heights Company Limited Partnership; Kingsley- Moravian Company Limited Partnership; Woodland Garden Apartments Limited Partnership; B&L Realty Investments Limited Partnership; Southpointe Square Apartments Limited Partnership; Greentrees Apartments Limited Partnership; Big Beaver-Rochester Properties Limited Partnership; Century Realty Investment Company Limited Partnership
2.24	Contribution Agreement dated March 2, 1998 among Home Properties of New York, L.P., Braddock Lee Limited Partnership and Tower Construction Group, LLC

Exhibit Number	Exhibit
2.25	Contribution Agreement dated March 2, 1998 among Home Properties of New York, L.P., Park Shirlington Limited Partnership and Tower Construction Group, LLC
2.27	Form of Contribution Agreement among Home Properties of New York, L.P. and Strawberry Hill Apartment Company LLLP, Country Village Limited Partnership, Morningside Six, LLLP, Morningside North Limited Partnership and Morningside Heights Apartment Company Limited Partnership with schedule setting forth material details in which documents differ from form
2.29	Form of Contribution Agreement dated June 7, 1999, relating to the CRC Portfolio with schedule setting forth material details in which documents differ from form
2.30	Form of Contribution Agreement relating to the Mid-Atlantic Portfolio with schedule setting forth material details in which documents differ from form
2.31	Contribution Agreement among Home Properties of New York, L.P., Leonard Klorfine, Ridley Brook Associates and the Greenacres Associates
2.33	Contribution Agreement among Home Properties of New York, L.P., Gateside-Bryn Mawr Company, L.P., Willgold Company, Gateside-Trexler Company, Gateside-Five Points Company, Stafford Arms, Gateside-Queensgate Company, Gateside Malvern Company, King Road Associates and Cottonwood Associates
2.34	Form of Contribution Agreement between Old Friends Limited Partnership and Home Properties of New York, L.P. and Home Properties of New York, Inc., along with Amendments Number 1 and 2 thereto
2.35	Form of Contribution Agreement between Deerfield Woods Venture Limited Partnership and Home Properties of New York, L.P.
2.36	Form of Contribution Agreement between Macomb Apartments Limited Partnership and Home Properties of New York, L.P.
2.37	Form of Contribution Agreement between Home Properties of New York, L.P. and Elmwood Venture Limited Partnership
2.38	Form of Sale Purchase and Escrow Agreement between Bank of America as Trustee and Home Properties of New York, L.P.
2.39	Form of Contribution Agreement between Home Properties of New York, L.P., Home Properties of New York, Inc. and S&S Realty, a New York General Partnership (South Bay)
2.40	Form of Contribution Agreement between Hampton Glen Apartments Limited Partnership and Home Properties of New York, L.P.
2.41	Form of Contribution Agreement between Home Properties of New York, L.P. and Axtell Road Limited Partnership
2.42	Form of Contribution Agreement between Elk Grove Terrace II and III, L.P., Elk Grove Terrace, L.P. and Home Properties of New York, L.P.
3.1	Articles of Amendment and Restatement of Articles of Incorporation of Home Properties of New York, Inc.

Exhibit Number	Exhibit
3.2	Articles of Amendment of the Articles of Incorporation of Home Properties of New York, Inc.
3.3	Articles of Amendment of the Articles of Incorporation of Home Properties of New York, Inc.
3.4	Amended and Restated Articles Supplementary of Series A Senior Convertible Preferred Stock of Home Properties of New York, Inc.
3.5	Series B Convertible Cumulative Preferred Stock Articles Supplementary to the Amended and Restated Articles of Incorporation of Home Properties of New York, Inc.
3.6	Series C Convertible Cumulative Preferred Stock Articles Supplementary to the Amended and Restated Articles of Incorporation of Home Properties of New York, Inc.
3.7	Series D Convertible Cumulative Preferred Stock Articles Supplementary to the Amended and Restated Articles of Incorporation of Home Properties of New York, Inc.
3.8	Series E Convertible Cumulative Preferred Stock Articles Supplementary to the Amended and Restated Articles of Incorporation of Home Properties of New York, Inc.
3.9	Amended and Restated By-Laws of Home Properties of New York, Inc. (Revised 12/30/96)
3.10	Series F Cumulative Redeemable Preferred Stock Articles Supplementary to the Amended and Restated Articles of Incorporation of Home Properties of New York, Inc.
4.1	Form of certificate representing Shares of Common Stock
4.2	Agreement of Home Properties of New York, Inc. to file instruments defining the rights of holders of long-term debt of it or its subsidiaries with the Commission upon request
4.7	Spreader, Consolidation, Modification and Extension Agreement between Home Properties of New York, L.P. and John Hancock Mutual Life Insurance Company, dated as of October 26, 1995, relating to indebtedness in the principal amount of $20,500,000
4.8	Amended and Restated Stock Benefit Plan of Home Properties of New York, Inc.
4.9	Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan
4.10	Amendment No. One to Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan
4.11	Amendment No. Two to Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan
4.12	Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan
4.13	Amendment No. Three to Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan
4.14	Directors' Stock Grant Plan

Exhibit Number	Exhibit
4.15	Director, Officer and Employee Stock Purchase and Loan Plan
4.16	Home Properties of New York, Inc., Home Properties of New York, L.P. Executive Retention Plan
4.17	Home Properties of New York, Inc. Deferred Bonus Plan
4.18	Fourth Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan
4.19	Directors Deferred Compensation Plan
4.23	Home Properties of New York, Inc. Amendment Number One to the Amended and Restated Stock Benefit Plan
4.24	Fifth Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan
4.25	Sixth Amended and Restated Dividend Reinvestment and Direct Stock Purchase Plan
4.26	Home Properties of New York, Inc. Amendment Number Two to the Amended and Restated Stock Benefit Plan
4.27	Amendment No. One to Home Properties of New York, Inc. Deferred Bonus Plan
4.28	Amended and Restated Director Deferral Compensation Plan
4.29	Amendment No. Two to Deferred Bonus Plan
10.1	Second Amended and Restated Agreement Limited Partnership of Home Properties of New York, L.P.
10.2	Amendments No. One through Eight to the Second Amended and Restated Agreement of Limited Partnership of Home Properties of New York, L.P.
10.3	Articles of Incorporation of Home Properties Management, Inc.
10.4	By-Laws of Home Properties Management, Inc.
10.5	Articles of Incorporation of Conifer Realty Corporation
10.6	Articles of Amendment to the Articles of Incorporation of Conifer Realty Corporation Changing the name to Home Properties Resident Services, Inc.
10.7	By-Laws of Conifer Realty Corporation (now, Home Properties Resident Services, Inc.)
10.8	Home Properties Trust Declaration of Trust, dated September 19, 1997
10.13	Indemnification Agreement between Home Properties of New York, Inc. and certain officers and directors
10.14	Indemnification Agreement between Home Properties of New York, Inc. and Richard J. Crossed

Exhibit Number	Exhibit
10.15	Indemnification Agreement between Home Properties of New York, Inc. and Alan L. Gosule
10.17	Agreement of Operating Sublease, dated October 1, 1986, among KAM, Inc., Morris Massry and Raintree Island Associates, as amended by Letter Agreement Supplementing Operating Sublease dated October 1, 1986
10.18	Form of Term Promissory Note payable to Home Properties of New York, by officers and directors in association with the Executive and Director Stock Purchase and Loan Program
10.19	Form of Pledge Security Agreement executed by officers and directors in connection with Executive and Director Stock Purchase and Loan Program
10.20	Schedule of Participants, loan amounts and shares issued in connection with the Executive and Director Stock Purchase and Loan Program
10.21	Subordination Agreement between Home Properties of New York, Inc. and The Chase Manhattan Bank relating to the Executive and Director Stock Purchase and Loan Program
10.26	Amendment No. Nine to the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership
10.27	Master Credit Facility Agreement by and among Home Properties of New York, Inc., Home Properties of New York, L.P., Home Properties WMF I LLC and Home Properties of New York, L.P. and P-K Partnership doing business as Patricia Court and Karen Court and WMF Washington Mortgage Corp., dated as of August 28, 1998
10.28	First Amendment to Master Credit Facility Agreement, dated as of December 11, 1998 among Home Properties of New York, Inc., Home Properties of New York, L.P., Home Properties WMF I LLC and Home Properties of New York, L.P. and P-K Partnership doing business as Patricia Court and Karen Court and WMF Washington Mortgage Corp. and Fannie Mae
10.29	Second Amendment to Master Credit Facility Agreement, dated as of August 30, 1999 among Home Properties of New York, Inc., Home Properties of New York, L.P., Home Properties WMF I LLC and Home Properties of New York, L.P. and P-K Partnership doing business as Patricia Court and Karen Court and WMF Washington Mortgage Corp. and Fannie Mae
10.30	Amendments Nos. Ten through Seventeen to the Second Amended and Restated Limited Partnership Agreement
10.31	Amendments Nos. Eighteen through Twenty- Five to the Second Amended and Restated Limited Partnership Agreement
10.32	Credit Agreement, dated 8/23/99 between Home Properties of New York, L.P., the Lenders, Party hereto and Manufacturers and Traders Trust Company as Administrative Agent
10.33	Amendment No. Twenty-Seven to the Second Amended and Restated Limited Partnership Agreement
10.34	Amendments Nos. Twenty-Six and Twenty-Eight through Thirty to the Second Amended and Restated Limited Partnership Agreement
10.35	Registration Rights Agreement between Home Properties of New York, Inc. and GE Capital Equity Investment, Inc., dated 9/29/99

Exhibit Number	Exhibit
10.36	Amendment to Partnership Interest Purchase Agreement and Exchange Agreement
10.37	2000 Stock Benefit Plan
10.39	Purchase Agreement between Home Properties of New York, Inc. and The Equitable Life Assurance Society of the United States
10.41	Home Properties of New York, L.P. Amendment Number One to Executive Retention Plan
10.42	Amendments No. Thirty-One and Thirty-Two to the Second Amended and Restated Limited Partnership Agreement
10.47	Employment Agreement between Home Properties of New York, L.P., Home Properties of New York Inc. and Edward J. Pettinella, and Amendment No. One, thereto
10.49	Amendment No. Thirty Three to the Second Amended and Restated Limited Partnership Agreement
10.50	Amendment No. Thirty Five to the Second Amended and Restated Limited Partnership Agreement
10.51	Amendment No. Forty Two to the Second Amended and Restated Limited Partnership Agreement
10.52	Amendments Nos. Thirty Four, Thirty Six through Forty One, Forty Three and Forty Four to the Second Amended and Restated Limited Partnership Agreement
10.53	Purchase and Sale Agreement among Home Properties of New York, L.P., Conifer Realty Corporation and Conifer Realty LLC, and Amendments Nos. One and Two thereto.
10.57	Amendment Nos. Forty-Five through Fifty-One to the Second Amendment and Restated Limited Partnership Agreement
10.58	Home Properties of New York, Inc. Amendment No. One to 2000 Stock Benefit Plan
10.59	Home Properties of New York, Inc. Amendment No. Two to 2000 Stock Benefit Plan
10.60	Amendment Nos. Fifty-Two to Fifty-Five to the Second Amended and Restated Limited Partnership Agreement
10.61	Amendment Nos. Fifty-Six to Fifty-Eight to the Second Amended and Restated Limited Partnership Agreement
10.62	Amendment No. Two to Credit Agreement
10.63	Purchase and Sale Agreement, dated as of January 1, 2004 among Home Properties of New York, L.P., Home Properties Management, Inc. and Home Leasing, LLC, dated January 1, 2004
10.64	Amendment Nos. Fifty-Nine through Sixty-Seven to the Second Amended and Restated Limited Partnership Agreement
10.65	Home Properties of New York, Inc. Amendment No. Three to 2000 Stock Benefit Plan

Exhibit Number	Exhibit
10.66	Employment Agreement, dated as of October 28, 2003 between Home Properties, L.P., Home Properties, Inc., and Nelson B. Leenhouts
10.67	Employment Agreement, dated as of October 28, 2003 between Home Properties, L.P., Home Properties, Inc. and Norman B. Leenhouts
10.68	Home Properties of New York, Inc. 2003 Stock Benefit Plan
10.69	Amendment Number Two to Home Properties of New York, Inc. and Home Properties of New York, L.P. Executive Retention Plan
11	Computation of Per Share Earnings Schedule
14.1	Home Properties of New York, Inc. Code of Ethics for Senior Finance Officers
14.2	Home Properties of New York, Inc. Code of Business Conduct and Ethics
21	List of Subsidiaries of Home Properties of New York, Inc.
23	Consent of PricewaterhouseCoopers LLP
31.1*	Section 302 Certification of Chief Executive Officer (furnished)
31.2*	Section 302 Certification of Chief Financial Officer(furnished)
32.1	Section 906 Certification of Chief Executive Officer
32.2	Section 906 Certification of Chief Financial Officer
99	Additional Exhibits - Debt Summary Schedule

*These exhibits are not incorporated by reference in any registration statement or report which incorporates this Annual Report on Form 10-K for the year ended December 31, 2003.

      (b) Reports on Form 8-K

-   Form 8-K was furnished on October 31, 2003, as amended by Form 8-K/A furnished on November 5, 2003, with respect to Item 12 Results of Operations and Financial Conditions, furnishing disclosures regarding the Registrant's press release, dated October 31, 2003, relating to third quarter 2003 results. The Form 8-K/A furnished the supplemental information to the Registrant's press release.

-   Form 8-K was filed on October 29, 2003, with respect to Item 5 disclosures regarding the Registrant's press release, dated October 29, 2003, announcing the appointment of Edward J. Pettinella as President and Chief Executive Officer of the Registrant effective January 1, 2004. The Registrant also reported that the Board of Directors granted each of Nelson and Norman Leenhouts restricted stock awards having an approximate value of $2.5 million each. Finally, the Registrant reported that it had agreed in principle that, on January 1, 2004, the commercial property management division of the Registrant will be sold to Home Leasing LLC.

-   Form 8-K was furnished on February 6, 2004, as amended by Form 8-K/A furnished on February 11, 2004, with respect to Item 12 Results of Operations and Financial Conditions, furnishing disclosures regarding the Registrant's press release, dated February 6, 2004, relating to fourth quarter 2003 results. The Form 8-K/A furnished the supplemental information to the Registrant's press release.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HOME PROPERTIES, INC.

/s/ Edward J. Pettinella_____
Edward J. Pettinella
Director, President and Chief Executive Officer

Date: March 10, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the report has been signed by the following persons on behalf of Home Properties, Inc. and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Edward J. Pettinella Edward J. Pettinella	Director, President and Chief Executive Officer	March 10, 2004
/s/ David P. Gardner David P. Gardner	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	March 10, 2004
/s/ Robert J. Luken Robert J. Luken	Senior Vice President, Chief Financial Analyst and Treasurer	March 10, 2004
/s/ Joseph M. Stafford Joseph M. Stafford	Vice President and Controller	March 10, 2004
/s/ Norman P. Leenhouts Norman P. Leenhouts	Director, Co-Chairman of the Board of Directors	March 10, 2004
/s/ Nelson B. Leenhouts Nelson B. Leenhouts	Director, Co-Chairman of the Board of Directors	March 10, 2004
/s/ Burton S. August, Sr. Burton S. August, Sr.	Director	March 10, 2004
/s/ William Balderston, III William Balderston, III	Director	March 10, 2004
/s/ Alan L. Gosule Alan L. Gosule	Director	March 10, 2004
/s/ Leonard F. Helbig, III Leonard F. Helbig, III	Director	March 10, 2004
/s/ Roger W. Kober	Director	March 10, 2004

Signature	Title	Date
Roger W. Kober		
/s/ Albert H. Small Albert H. Small	Director	March 10, 2004
/s/ Clifford W. Smith, Jr. Clifford W. Smith, Jr.	Director	March 10, 2004
/s/ Paul L. Smith Paul L. Smith	Director	March 10, 2004
/s/ Amy L. Tait Amy L. Tait	Director	March 10, 2004

HOME PROPERTIES, INC.

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Report of Independent Auditors

To the Board of Directors and Shareholders of
Home Properties, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) and (2) present fairly, in all material respects, the financial position of Home Properties, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(1) and (2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2 and 15 to the consolidated financial statements, in 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 11, 2004

HOME PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 and 2002
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	2003	2002
ASSETS		
Real estate:		
Land	$ 387,655	$ 376,998
Buildings, improvements and equipment	2,365,337	2,220,280
	2,752,992	2,597,278
Less: accumulated depreciation	(330,062)	(257,284)
Real estate, net	2,422,930	2,339,994
Cash and cash equivalents	5,103	8,782
Cash in escrows	39,660	45,735
Accounts receivable	4,437	7,576
Prepaid expenses	18,184	19,046
Investment in and advances to affiliates	5,253	19,475
Deferred charges	9,057	9,093
Other assets	8,693	6,565
Total assets	$2,513,317	$2,456,266
LIABILITIES AND STOCKHOLDERS' EQUITY		
Mortgage notes payable	$1,380,696	$1,300,807
Line of credit	-	35,000
Accounts payable	13,178	19,880
Accrued interest payable	7,013	6,612
Accrued expenses and other liabilities	18,959	12,412
Security deposits	21,664	22,252
Total liabilities	1,441,510	1,396,963
Commitments and contingencies		
Minority interest	330,544	333,061
Stockholders' equity:		
Cumulative redeemable preferred stock, $.01 par value; 2,400,000 shares issued and outstanding at December 31, 2003 and 2002, respectively	60,000	60,000
Convertible cumulative preferred stock, $.01 par value; 10,000,000 shares authorized; 250,000 and 1,086,800 shares issued and outstanding at December 31, 2003 and 2001, respectively	25,000	107,680
Common stock, $.01 par value; 80,000,000 shares authorized; 31,966,240 and 27,027,003 shares issued and outstanding at December 31, 2003 and 2002, respectively	320	270
Excess stock, $.01 par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-
Additional paid-in capital	785,710	649,489
Accumulated other comprehensive (loss)	(542)	(972)
Distributions in excess of accumulated earnings	(128,910)	(89,452)
Officer and director notes for stock purchases	(315)	(773)
Total stockholders' equity	741,263	726,242
Total liabilities and stockholders' equity	$2,513,317	$2,456,266

The accompanying notes are an integral part of these consolidated financial statements.

HOME PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	2003	2002	2001
Revenues:			
Rental income	$413,920	$369,029	$326,416
Property other income	15,698	14,212	12,649
Interest and dividend income	460	1,238	2,828
Other income	4,426	1,977	2,215
Total Revenues	434,504	386,456	344,108
Expenses:			
Operating and maintenance	188,523	160,628	143,095
General and administrative	22,607	12,649	10,542
Interest	85,110	75,482	64,209
Depreciation and amortization	78,702	65,078	60,799
Prepayment penalties	1,610	3,275	116
Impairment of assets held as General Partner	2,518	3,533	-
Total Expenses	379,070	320,645	278,761
Income from operations	55,434	65,811	65,347
Equity in earnings (losses) of unconsolidated affiliates	(1,892)	(17,493)	123
Income before minority interest, discontinued operations and			
extraordinary item	53,542	48,318	65,470
Minority interest	14,990	10,937	19,961
Income from continuing operations	38,552	37,381	45,509
Discontinued operations			
Income from operations, net of $361, $1,289, $2,688 in 2003,			
2002 and 2001 allocated to minority interest, respectively	656	2,064	3,741
Gain on disposition of property, net of $1,359 and $3,459 in 2003			
and 2002 allocated to minority interest	2,599	5,696	-
Discontinued operations	3,255	7,760	3,741
Income before gain (loss) on sale of property	41,807	45,141	49,250
Gain (loss) on sale of property, net of ($4), ($154), and $10,985 in			
2003, 2002, and 2001 allocated to minority interest	(9)	(202)	15,256
Net income	41,798	44,939	64,506
Preferred dividends	(11,340)	(14,744)	(17,681)
Premium on Series B preferred stock repurchase	-	(5,025)	-
Net income available to common shareholders	$ 30,458	$ 25,170	$ 46,825
Basic earnings per share data:			
Income from continuing operations	$ .93	$ .67	$ 1.95
Discontinued operations	.11	.30	.17
Net income available to common shareholders	$ 1.04	$ .97	$ 2.12
Diluted earnings per share data:			
Income from continuing operations	$ .92	$ .66	$ 1.94
Discontinued operations	.11	.30	.17
Net income available to common shareholders	$ 1.03	$ .96	$ 2.11
Weighted average number of shares outstanding:			
Basic	29,208,242	26,054,535	22,101,027
Diluted	29,575,660	26,335,316	22,227,521

The accompanying notes are an integral part of these consolidated financial statements.

HOME PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Preferred Stock at Liquidation Preference	Common Stock Shares	Amount	Additional Paid-In Capital	Distributions in Excess of Accumulated Earnings	Accumulated Other Comprehensive Income	Officer/ Director Notes for Stock Purchase
Balance, January 1, 2001	$149,000	21,565,681	$216	$483,453	($ 53,517)	-	($ 9,624)
Issuance of common stock, net		1,448,815	14	38,920			
Conversion of preferred stock for common stock	(35,000)	1,666,667	17	34,983			
Payments on notes for stock purchase							1,812
Interest receivable on notes for stock purchase							195
Net income					64,506		
Change in fair value of hedge instruments, net of minority interest						($ 532)	
Conversion of UPREIT Units for stock		83,692	1	1,909			
Purchase and retirement of treasury stock		(754,000)	(8)	(20,613)			
Adjustment of minority interest				33,621			
Preferred dividends					(17,681)		
Dividends paid ($2.31 per share)					(51,076)		
Balance, December 31, 2001	114,000	24,010,855	240	572,273	(57,768)	(532)	(7,617)
Issuance of common stock, net		1,770,150	18	54,065			
Issuance of preferred stock, net	60,000			(1,902)			
Conversion of Series E preferred stock for common stock	(6,320)	200,000	2	6,318			
Conversion of Series B preferred stock for common stock		839,771	8	24,359			
Premium on Series B preferred stock repurchase				(5,025)			
Payments on notes for stock purchase							6,425
Interest receivable on notes for stock purchase							419
Net income					44,939		
Change in fair value of hedge instruments, net of minority interest						(440)	
Conversion of UPREIT Units for stock		206,227	2	6,609			
Adjustment of minority interest				(7,208)			
Preferred dividends					(14,744)		
Dividends paid ($2.41 per share)					(61,879)		
Balance, December 31, 2002	167,680	27,027,003	270	649,489	(89,452)	(972)	(773)
Issuance of common stock, net		1,689,840	14	44,608			
Conversion of Series C preferred stock for common stock	(59,500)	1,983,470	20	59,480			
Conversion of Series E preferred stock for common stock	(23,180)	749,367	7	23,173			
Exercise of Series C Warrants		231,560	2	9,001			
Exercise of Series E Warrants		285,000	3	6,927			
Payments on notes for stock purchase							425
Interest receivable on notes for stock purchase							33
Net income					41,798		
Change in fair value of hedge instruments, net of minority interest						430	
Conversion of UPREIT Units for stock			4	13,038			
Adjustment of minority interest				(20,006)			
Preferred dividends					(11,340)		
Dividends paid ($2.45 per share)					(69,916)		
Balance, December 31, 2003	$85,000	31,966,240	$320	$785,710	($128,910)	($ 542)	($ 315)

The accompanying notes are an integral part of these consolidated financial statements.

HOME PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS)

	2003	2002	2001
Net income	$41,798	$44,939	$64,506
Other comprehensive income (loss):			
Cumulative effect of accounting change (Note 11)	-	-	(339)
Change in fair value of hedged instruments	430	(440)	(193)
Other comprehensive loss, net of minority interest	430	(440)	(532)
Net comprehensive income	$42,228	$44,499	$63,974

The accompanying notes are an integral part of these consolidated financial statements.

HOME PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(IN THOUSANDS)

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 41,798	$ 44,939	$ 64,506
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in (earnings) losses of unconsolidated affiliates	1,892	17,493	(123)
Income allocated to minority interest	16,706	15,531	33,634
Depreciation and amortization	80,915	68,799	65,521
Impairment of assets held as General Partner	2,518	3,533	-
Impairment of real property	423	1,565	-
Gain on disposition of property and business	(3,945)	(8,799)	(26,241)
Prepayment penalties	1,610	3,275	116
Changes in assets and liabilities:			
Other assets	3,644	(3,160)	1,564
Accounts payable and accrued liabilities	156	711	9,528
Total adjustments	103,919	98,948	83,999
Net cash provided by operating activities	145,717	143,887	148,505
Cash flows used in investing activities:			
Purchase of properties and other assets, net of mortgage notes assumed and UPREIT Units issued	(66,760)	(267,940)	(126,385)
Additions to properties	(106,346)	(115,692)	(130,468)
Advances to affiliates	(3,410)	(11,748)	(15,257)
Payments on advances to affiliates	6,990	16,120	17,558
Proceeds from sale of affordable properties, net	3,835	-	-
Proceeds from sale of properties and business, net	53,666	84,079	115,446
Net cash used in investing activities	(112,025)	(295,181)	(139,106)
Cash flows from financing activities:			
Proceeds from sale of preferred stock, net	-	58,098	-
Proceeds from sale of common stock, net	59,788	54,090	38,936
Repurchase of Series B preferred stock	-	(29,392)	-
Purchase of treasury stock	-	-	(20,621)
Purchase of UPREIT Units	-	-	(11,899)
Proceeds from mortgage notes payable	130,259	346,525	132,397
Payments of mortgage notes payable	(75,352)	(159,657)	(72,629)
Prepayment penalties	(1,610)	(3,275)	(116)
Proceeds from line of credit	186,000	281,000	171,500
Payments on line of credit	(221,000)	(278,500)	(139,000)
Payments of deferred loan costs	(1,498)	(4,866)	(2,086)
Withdrawals from (additions to) cash escrows, net	6,075	(6,505)	(2,554)
Repayment of officer and director loans	458	6,844	2,007
Dividends and distributions paid	(120,491)	(115,005)	(105,064)
Net cash provided by (used in) financing activities	(37,371)	149,357	(9,129)
Net increase (decrease) in cash and cash equivalents	(3,679)	(1,937)	270
Cash and cash equivalents:			
Beginning of year	8,782	10,719	10,449
End of year	$ 5,103	$ 8,782	$ 10,719

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1   ORGANIZATION AND BASIS OF PRESENTATION

Organization

Home Properties, Inc. (the "Company ") was formed in November 1993, as a Maryland corporation and is engaged primarily in the ownership, management, acquisition, and rehabilitation of residential apartment communities in the Northeastern, Mid-Atlantic and Midwestern United States. The Company conducts its business through Home Properties of New York, L.P. (the "Operating Partnership"), a New York limited partnership. As of December 31, 2003, the Company operated 197 apartment communities with 48,080 apartments. Of this total, the Company owned 147 communities, consisting of 40,946 apartments, managed as general partner 44 partnerships that owned 4,832 apartments, and fee managed 2,302 apartments for affiliates and third parties. For an approximately five-year period from 1996 to 2000, the Company actively diversified its portfolio by developing, redeveloping, owning, and managing government-assisted "affordable" multi-family communities. On December 31, 2000, the Company disposed of its affordable housing development activities, and in December 2002, determined to sell virtually all of the balance of its interests in various affordable housing limited partnerships. See Note 3 below.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its 66.7% (62.6% at December 31, 2002) partnership interest in the Operating Partnership. Such interest has been calculated as the percentage of outstanding common shares divided by the total outstanding common shares and Operating Partnership Units ("UPREIT Units") outstanding. The remaining 33.3% (37.4% at December 31, 2002) is reflected as Minority Interest in these consolidated financial statements. The Company owns a 1.0% general partner interest in the Operating Partnership and the remainder indirectly as a limited partner through its wholly owned subsidiary, Home Properties I, LLC, which owns 100% of the limited partner, Home Properties Trust. Home Properties Trust was formed in September 1997, as a Maryland real estate trust and as a qualified REIT subsidiary ("QRS") and owns the Company's share of the limited partner interests in the Operating Partnership. For financing purposes, the Company has formed a limited liability company (the "LLC") and a partnership (the "Financing Partnership"), which beneficially own certain apartment communities encumbered by mortgage indebtedness. The LLC is wholly owned by the Operating Partnership. The Financing Partnership is owned 99.9% by the Operating Partnership and 0.1% by the QRS.

Effective January 1, 2003, the accompanying consolidated financial statements include the accounts of Home Properties Management, Inc. and Home Properties Resident Services, Inc. (the "Management Companies"). The Operating Partnership acquired all of the shares held by Nelson and Norman Leenhouts ("the Leenhoutses") in the first quarter of 2003. The value of the Leenhoutses shares was based upon an internal valuation and amounted to approximately $81.

As a result, the Management Companies are now wholly owned subsidiaries of the Company. Prior to January 1, 2003, investments in these entities were accounted for using the equity method. All significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

The Company accounts for its investment as managing general partner ("GP") in unconsolidated affordable housing limited partnerships ("LP") using the equity method of accounting. As managing GP of the LP, the Company has the ability to exercise significant influence over operating and financial policies. This influence is evident in the terms of the respective partnership agreements, participation in policy-making processes, and the employment of its management personnel. However, the Company does not have a controlling interest in the respective LPs. The limited partners have significant rights, such as the right to replace the general partner (for cause) and the right to approve the sale or refinancing of the assets of the respective partnership in accordance with the partnership agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1   ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The Company records its allocable share of the respective partnership's income or loss based on the terms of the entity's partnership agreement. To the extent it is determined that the LPs cannot absorb their share of the losses, if any, the GP will record the LPs share of such losses. In addition to the extent the Company has outstanding loans or advances and the limited partner has no remaining capital account, the Company will absorb such losses.

Reclassifications

Certain reclassifications have been made to the 2002 and 2001 consolidated financial statements to conform to the 2003 presentation.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Change in Accounting Estimate

During the first quarter of 2002, the Company completed a comprehensive review of its real estate-related useful lives for certain of its asset classes. As a result of this review, the Company changed its estimate of the remaining useful lives for its buildings and apartment improvements. Effective January 1, 2002, the estimated useful life of all buildings has been extended to 40 years and the estimated useful life of apartment improvements has been changed from 10 years to 20 years. Certain buildings had previously been depreciated over useful lives ranging from 30 to 40 years. As a result of the change, income before extraordinary item for the year-ended December 31, 2002 increased approximately $6.2 million or $.24 on a diluted per share basis. The Company believes the change reflects more appropriate remaining useful lives of the assets based upon the nature of the expenditures and is consistent with prevailing industry practice.   This change has been accounted for prospectively in accordance with the provisions of Accounting Principle Board Opinion No. 20, Accounting Changes.

Real Estate

Real estate is recorded at cost.   Costs related to the acquisition, development, construction and improvement of properties are capitalized. Recurring capital replacements typically include carpeting and tile, appliances, HVAC equipment, new roofs, site improvements and various exterior building improvements. Non-recurring upgrades include, among other items, community centers, new appliances, new windows, kitchens and bathrooms. Interest costs are capitalized until construction is substantially complete. There was $920, $960, and $520 of interest capitalized in 2003, 2002 and 2001, respectively. Salaries and related costs capitalized for the years ended December 31, 2003, 2002 and 2001 were $1,158, $1,446, and $1,341, respectively. When retired or otherwise disposed of, the related asset cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from disposition, is reflected in income. Ordinary repairs and maintenance that do not extend the life of the asset are expensed as incurred.

Effective January 1, 2002, the Company adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." This standard superseded SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of," but also retained its basic provision requiring: (i) recognition of an impairment loss of the carrying amount of a long-lived asset if it is not recoverable from its undiscounted cash flows, and (ii) measurement of an impairment loss as the difference between the carrying amount and fair value of the asset unless an asset is held for sale, in which case it would be stated at the lower of carrying amount or fair value less costs to dispose. However, SFAS No. 144 also describes a probability-weighted cash flow estimation approach to deal with situations which alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate (Continued)

a range is estimated. The determination of undiscounted cash flows requires significant estimates made by management and considers the expected course of action at the balance sheet date. Subsequent changes in estimated undiscounted cash flows arising from changes in anticipated actions could impact the determination of whether an impairment exists.

Management reviews its long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates an impairment in value. An asset is considered impaired when the undiscounted future cash flows are not sufficient to recover the asset's carrying value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The Company records impairment losses and reduces the carrying amounts of assets held for sale when the carrying amounts exceed the estimated selling proceeds less the costs to sell.

 The Company accounts for its acquisitions of investments in real estate in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, which requires the fair value of the real estate acquired to be allocated to the acquired tangible assets, consisting of land, building, and personal property and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, value of in-place leases and value of resident relationships, based in each case on their fair values. The Company considers acquisitions of operating real estate assets to be businesses as that term is contemplated in Emerging Issues Task Force Issue No. 98.3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.

The Company allocates purchase price to the fair value of the tangible assets of an acquired property (which includes the land, building, and personal property) determined by valuing the property as if it were vacant.   The as-if-vacant value is allocated to land ,buildings, and personal property based on management's determination of the relative fair values of these assets.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

Other intangible assets acquired include amounts for in-place lease values that are based upon the Company's evaluation of the specific characteristics of the leases. Factors considered in these analyses include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods depending on the property acquired.

The total amount of other intangible assets acquired is further allocated to in-place leases, which includes other resident relationship intangible values based on management's evaluation of the specific characteristics of the residential leases and the Company's resident retention history.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate (Continued)

The value of in-place leases and resident relationships are amortized as a leasing cost expense over the initial term of the respective leases and any expected renewal period.

The acquisitions of minority interests for shares of the Company's Common Stock are recorded under the purchase method with assets acquired reflected at the fair market value of the Company's Common Stock on the date of acquisition. The acquisition amounts are allocated to the underlying assets based on their estimated fair values.

Depreciation

Properties are depreciated using a straight-line method over the estimated useful lives of the assets as follows: buildings, improvements and equipment - 3-40 years. As discussed above under the heading "Change in accounting estimate" , effective January 1, 2002, the Company changed the estimated useful lives of certain assets. Depreciation expense charged to operations was $78,473, $64,941 and $60,593 from continuing operations and $714, $2,669 and $4,091 from discontinued operations for the years ended December 31, 2003, 2002 and 2001, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and highly liquid investments purchased with original maturities of three months or less. The Company estimates that the fair value of cash equivalents approximates the carrying value due to the relatively short maturity of these instruments.

Cash in Escrows

Cash in escrows consists of cash restricted under the terms of various loan agreements to be used for the payment of property taxes and insurance as well as required replacement reserves and resident security deposits for residential properties.

Deferred Charges

Costs relating to the financing of properties are deferred and amortized over the life of the related financing agreement. The straight-line method, which approximates the effective interest method, is used to amortize all financing costs; such amortization is reflected as interest expense in the consolidated statement of operations. The range in the terms of the agreements are from 1-18 years. Accumulated amortization was $3,212 and $2,451, as of December 31, 2003 and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets

Intangible assets of $2,510 and $3,562 at December 31, 2003 and 2002, respectively, included in Other Assets, consist primarily of property management contracts obtained through the acquisition of real estate management businesses, and intangible assets recorded in connection with SFAS No. 141. Intangible assets associated with SFAS No. 141 are amortized on the straight-line basis over their estimated useful lives of 7 months to 3 years. Subsequent to 2002, the Company has not amortized intangibles expected to be sold (see Notes 3 and 4). Accumulated amortization of intangible assets was $893 and $801 as of December 31, 2003 and 2002, respectively. Amortization expense was $92, $135, and $204 for the years ended December 31, 2003, 2002 and 2001, respectively. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value. During 2003, in connection with the sale of the assets associated with the general partnership interests in certain affordable housing limited partnerships, the Company sold $1,284 of intangible assets. During 2002, in connection with the Company's decision to sell the assets associated with its general partnership interests in certain affordable properties (see Note 3), the Company wrote-down $985 (included in the line "Impairment of assets held as General Partner" on the Consolidated Statements of Operations) of the intangible balance as of December 31, 2002, in order to reflect the recorded assets at their estimated fair value.

Revenue Recognition

The Operating Partnership leases its residential properties under leases with terms generally one year or less. Rental income is recognized on a straight-line basis over the related lease term. As a result, deferred rents receivable are created when rental income is recognized during the concession period of certain negotiated leases and amortized over the remaining term of the lease. Property other income, which consists primarily of income from operation of laundry facilities, administrative fees, garage and carport rentals and miscellaneous charges to residents, is recognized when earned.

Property management fees are recognized when earned based on a contractual percentage of net monthly cash collected on rental income.

Gains on Real Estate Sales

Gains on disposition of properties are recognized using the full accrual method in accordance with the provisions of Statement of Financial Accounting Standards No. 66, Accounting for Real Estate Sales, provided that various criteria relating to the terms of sale and any subsequent involvement by the Company with the properties sold are met.

Advertising

Advertising expenses are charged to operations during the year in which they were incurred. Advertising expenses incurred and charged to operations were approximately $7,128, $5,980, and $5,240 from continuing operations, and $100, $261, and $484 from discontinued operations, for the years ended December 31, 2003, 2002 and 2001, respectively.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Insurance Settlement

In October 2001, the Company resolved a legal claim with an insurance provider and received a total settlement of $4.9 million. This refund was allocated to insurance expense in relation to the Company's estimate of loss spread over the corresponding policy term. The policy term covered November 1, 2000 to October 31, 2001 and November 1, 2001 to October 31, 2002. The amount of the settlement relating to the period from November 1, 2000 to December 31, 2001 was estimated to be $2.2 million, and that amount reduced insurance expense in the fourth quarter of 2001. The remaining settlement of $2.7 million related to the policy period from January 1, 2001, through October 31, 2002, and was amortized on a straight-line basis over that period. In addition, an additional $600 was received in December 2002 relating to the settlement above for the policy period January 1, 2003 through October 31, 2003, and was amortized to insurance expense on a straight-line basis over that period.

Federal Income Taxes

The Company has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, commencing with the taxable year ended December 31, 1994. As a result, the Company generally is not subject to Federal or State income taxation at the corporate level to the extent it distributes annually at least 90% of its REIT taxable income to its shareholders and satisfies certain other requirements. For the years ended December 31, 2003, 2002 and 2001, the Company distributed in excess of 100% of its taxable income; accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements. Stockholders of the Company are taxed on dividends and must report distributions from the Company as either ordinary income, capital gains, or as return of capital.

The tax basis of assets is less than the amounts reported in the accompanying consolidated financial statements by approximately $432 million and $401 million at December 31, 2003 and 2002, respectively.

The following table reconciles net income to taxable income for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Net income	$41,798	$44,939	$64,506
Add back: Net loss of taxable REIT Subsidiaries included in net income above	2,534	10,627	-
Deduct: Net income of taxable REIT subsidiaries included in net income above	-	-	(20)
Net income from REIT operations	44,332	55,566	64,486
Add: Book depreciation and amortization	55,570	39,214	38,034
Less: Tax depreciation and amortization	(63,110)	(44,307)	(39,193)
Book/tax difference on gains/losses from capital transactions	2,754	(4,237)	(4,729)
Other book/tax differences, net	4,895	(6,171)	(1,596)
Adjusted taxable income subject to 90% REIT dividend requirement	$44,441	$40,065	$57,002

The Company made actual distributions in excess of 100% of taxable income before capital gains. All adjustments to net income from REIT operations are net of amounts attributable to minority interest and taxable REIT subsidiaries.

Included in total assets on the Consolidated Balance Sheets are deferred tax assets of $8,394 and $6,721 as of December 31, 2003 and 2002, respectively (the 2002 amount was included in the unconsolidated Management Companies). Management does not believe it is more likely than not that these deferred assets will be used, and accordingly has recorded a reserve against the deferred tax asset of $8,185 and $6,515 for the years ended December 31, 2003 and 2002, respectively.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share

Basic Earnings Per Share ("EPS") is computed as net income available to common shareholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation including stock options (using the treasury stock method) and the conversion of any cumulative convertible preferred stock. The exchange of an Operating Partnership Unit for common stock will have no effect on diluted EPS as unitholders and stockholders effectively share equally in the net income of the Operating Partnership.

Income from continuing operations is the same for both the basic and diluted EPS calculation. The reconciliation of the basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001, is as follows:

	2003	2002	2001
Income from continuing operations	$38,552	$37,381	$45,509
Add: Gain (loss) on sale of property, net of minority interest	(9)	(202)	15,256
Less: Preferred dividends	(11,340)	(14,744)	(17,681)
Less: Premium on Series B preferred stock repurchase	-	(5,025)	-
Basic and Diluted – Income from continuing operations applicable to common shareholders	$27,203	$17,410	$43,084
Basic weighted average number of shares outstanding	29,208,242	26,054,535	22,101,027
Effect of dilutive stock options	367,418	280,781	126,494
Diluted weighted average number of shares outstanding	29,575,660	26,335,316	22,227,521
Basic earnings per share data:			
Income from continuing operations	$ .93	$ .67	$ 1.95
Discontinued operations	.11	.30	.17
Net income available to common shareholders	$ 1.04	$ .97	$ 2.12
Diluted earnings per share data:			
Income from continuing operations	$ .92	$ .66	$ 1.94
Discontinued operations	.11	.30	.17
Net income available to common shareholders	$ 1.03	$ .96	$ 2.11

Unexercised stock options to purchase 641,550, 669,090, and 1,732,656 (including warrants to purchase 525,000 shares issued with the Series C and E Preferred Stock issuances for 2001) shares of the Company's common stock were not included in the computations of diluted EPS because the options' exercise prices were greater than the average market price of the Company's stock during the years ended December 31, 2003, 2002 and 2001, respectively. For the year ended December 31, 2003, the 2,019,674 common stock equivalents on an as-converted basis of the Series C, D and E Convertible Cumulative Preferred Stock has an antidilutive effect and is not included in the computation of diluted EPS. For the years ended December 31, 2002 and 2001, there were 4,123,533 and 7,112,381, respectively of common stock equivalents on an as-converted basis of certain convertible preferred stock that had an antidilutive effect and were not included in the computation of diluted EPS. To the extent the preferred stock was converted, the common shares would be included in outstanding shares from the date of conversion.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Based Employee Compensation

Effective January 1, 2003, the Company adopted the fair value based method of accounting for stock options in accordance with SFAS No. 123. The Company applied the modified-prospective approach in adopting SFAS No. 123 in conformity with the transition provisions of SFAS No. 148 – Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of SFAS No. 123. Under this approach, the Company recognizes stock-based employee compensation cost from the beginning of the fiscal year in which the recognition provisions are first applied as if the fair value based accounting method in this Statement had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. For 2003, total compensation costs recognized by the Company on its stock options and restricted stock, including $5,000 recognized in connection with a 129,870 share restricted stock grant to the Leenhoutses upon their retirement as Co-CEO's, amounted to $6,341. For the years prior to 2003, the Company used the intrinsic value method in accordance with the Accounting Principle Board Opinion No. 25 ("APB No. 25") to account for stock-based employee compensation arrangements. Under this method, the Company did not recognize compensation cost for stock options when the option exercise price equaled or exceeds the market value on the date of grant. Restricted stock grants are recognized as compensation expense over the vesting period based upon the market value on the date of grant. If the Company had determined compensation cost based upon the fair value of the stock option grants under SFAS No. 123, "Accounting for Stock-Based Compensation" in prior years, the fair values of the options granted at the grant dates have been recognized as compensation expense over the vesting periods, and the Company's net income and earnings per share at December 31 would have been as follows:

	2002	2001
Net income, as reported	$44,939	$64,506
Total stock compensation cost recognized	241	96
Total stock compensation cost if SFAS 123 had been adopted	(1,143)	(930)
Minority interest for net stock compensation cost	343	349
Proforma net income if SFAS 123 had been adopted	$44,380	$64,021
Per share data:		
Basic - as reported	$ 0.97	$ 2.12
Basic – proforma	$ 0.94	$ 2.10
Diluted - as reported	$ 0.96	$ 2.11
Diluted – proforma	$ 0.93	$ 2.08

The fair value of each option grant reflected in the table above is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2003, 2002 and 2001: dividend yields ranging from 8.07% to 9.40%; expected volatility of 19.00%; and expected lives of 7.5 years for the options with a lifetime of ten years, and five years for options with a lifetime of five years. The interest rate used in the option-pricing model is based on a risk free interest rate ranging from 4.29% to 6.87%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." The provisions of this statement are required to be applied to all goodwill and other intangible assets. SFAS No. 142 became effective beginning January 1, 2002. The Company adopted this pronouncement for the year ended December 31, 2002, and it did not have a material impact on the Company's results on operations, financial position or liquidity.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires an entity to record a liability for an obligation associated with the retirement of an asset at the time the liability is incurred by capitalizing the cost as part of the carrying value of the related asset and depreciating it over the remaining useful life of that asset. The standard was effective beginning January 1, 2003. The Company adopted this pronouncement for the year ended December 31, 2003, and it did not have a material impact on the Company's results on operations, financial position or liquidity.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," which addresses how and when to measure the impairment on long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange, or distribution to owners. The Company adopted SFAS No. 144 as of January 1, 2002. See Notes 2 and 15 for a discussion of the impact on the Company from the adoption of SFAS No. 144.

In April 2002, the FASB issued SFAS No. 145 — "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" which eliminates the requirement to report gains and losses from extinguishment of debt as extraordinary unless they meet the criteria of APB Opinion 30. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The new standard became effective for the Company for the year ending December 31, 2003. Upon adoption, the Company reclassified its previously reported early debt extinguishment charges, which had been presented as an extraordinary item to inclusion within income from operations. The Company adopted this pronouncement for the year ended December 31, 2003, and it did not have a material impact on the Company's results on operations, financial position or liquidity.

In June 2002, the FASB issued SFAS No. 146 – "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires the recognition of a liability for costs associated with an exit or disposal activity to be recorded at fair value when incurred. The company's commitment to a plan, by itself, does not create a present obligation that meets the definition of a liability. The new standard became effective for exit and disposal activities initiated after December 31, 2002. The Company adopted this pronouncement for the year ended December 31, 2003, and it did not have a material impact on the Company's results on operations, financial position or liquidity.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45") – Guarantor's Accounting and Disclosure Requirements for Guarantees, including indirect guarantees of other (an interpretation of FASB No. 5, FASB No. 57, and FASB No. 107 and rescission of FASB interpretation No. 34). This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this Interpretation were effective for financial statements of periods ending after December 15, 2002. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted this pronouncement for the year ended December 31, 2003, and it did not have a material impact on the Company's results on operations, financial position or liquidity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements (Continued)

In December 2002, the FASB issued SFAS No. 148 – Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of SFAS No. 123. This statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation as well as changing certain disclosure provisions. This statement also amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about these effects in interim financial information. Effective January 1, 2003, the Company adopted the fair value based method of accounting for stock options in accordance with SFAS No. 123. See the Company's policy on Stock Based Compensation included within this footnote and Note 9 for a discussion of the impact on the Company from the adoption of SFAS No. 148.

In January 2003, the FASB issued Interpretation No. 46 – "Consolidation of Variable Interest Entities", an interpretation of ARB No. 51 – "Consolidated Financial Statements." The interpretation addresses consolidation by businesses of special purpose entities (variable interest entities, "VIE"). This interpretation addresses consolidation by business enterprises of variable interest entities in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or in which the equity investors do not have the characteristics of a controlling financial interest. This interpretation requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of this interpretation apply immediately to variable interest entities created after January 31, 2003.   In December 2003, the FASB reissued FIN 46R with certain modifications and clarifications. FIN 46R does not apply to VIE's created after February 1, 2003. The Company had no VIE's created subsequent to February 1, 2003. Therefore it is effective on March 31, 2004 for the Company. Management is certain that each of the limited partnerships in which it holds the general partnership interest as of December 31, 2003 would be considered a VIE. The Company is determining where it is the primary beneficiary, and as a result the Company may consolidate all or a certain number of the limited partnership's assets and liabilities.

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for contracts entered into or modified after June 30, 2003. The provisions of FAS 149 are not expected to have a material impact on the Company's financial statements.

In May 2003, FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On October 29, 2003 the FASB indefinitely deferred the provisions of paragraphs 9 and 10 of SFAS 150 as they apply to mandatorily redeemable noncontrolling interests. This deferral applies to minority interest ownerships in limited partnerships which are mandatorily redeemable upon termination of the partnership and therefore is potentially applicable to the affordable portfolio. This statement only applies to the Company if the limited partnerships are consolidated under FIN 46R. If consolidated, the Company will disclose the estimated buyback of minority interest. Currently, the limited partnerships are not consolidated and no disclosure is necessary.

HOME PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

3   INVESTMENT IN AND ADVANCES TO AFFILIATES

The Company has investments in and advances to approximately 44 limited partnerships where the Company acts as the managing general partner. In addition, there are investments in other affiliated entities (see Note 4). The following is summarized financial information for the investment in and advances to affiliates carried under the equity method of accounting, excluding the Management Companies discussed in Note 4, as of December 31, 2003 and 2002 and for each of the three years ended December 31, 2003 2002, and 2001.

	2003	2002
Balance Sheets:		
Real estate, net	$163,950	$266,613
Other assets	21,247	37,764
Total assets	$185,197	$304,377
Mortgage notes payable	$142,717	$253,285
Advances from affiliates	22,678	24,725
Other liabilities	11,420	15,125
Partners' equity	8,382	11,242
Total liabilities and partners' equity	$185,197	$304,377

The Company's proportionate share of mortgage notes payable was $1,487 at December 31, 2003. The mortgage notes payable are all non-recourse to the affiliated partnership and the Company.

	2003	2002	2001
Operations:			
Gross revenues	$ 43,586	$47,468	$46,972
Operating expenses	(30,275)	(29,994)	(29,704)
Mortgage interest expense	(11,266)	(11,914)	(11,529)
Depreciation and amortization	(14,872)	(13,503)	(13,606)
Net loss	($ 12,827)	($ 7,943)	($ 7,867)
Company's share [included in equity in earnings (losses) of unconsolidated affiliates]*	($ 921)	($ 1,171)	$ 62

*In addition to the amounts presented above, the Company recorded additional losses of $971 and $3,092 for 2003 and 2002 respectively, related to operating losses in excess of limited partners' capital accounts where the Company also had loans outstanding to the investing entities required the accounting requirements of EITF 99-10 described in the following paragraphs.

Reconciliation of interests in the underlying net assets to the Company's carrying value of investments in and advances to affiliates:

	2003	2002
Partners' equity, as above	$ 8,382	$11,242
Equity of other partners	9,477	9,236
Company's share of investments in limited partnerships	(1,095)	2,006
Less - impairment charge	(400)	(899)
Company's investment in limited partnerships	(1,495)	1,107
Company's investment in Management Companies (see Note 4)	-	5,996
Company's advances to affiliates	6,748	-
Company's advances to Management Companies	-	12,372
Carrying amount of investments in and advances to affiliates	$ 5,253	$19,475

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

3 INVESTMENT IN AND ADVANCES TO AFFILIATES (Continued)

The Company, including its equity affiliates (Management Companies – Note 4), determined in the fourth quarter of 2002 that it would market for sale the assets associated with its interests in various affordable property limited partnerships. Prior to the fourth quarter of 2002, the Company had been assessing whether to expand its holding in such assets, including seeking out additional management opportunities, to consider the sale of such assets, or to retain its existing portfolio of assets without further growth. The Company ultimately concluded that it would not seek to grow its portfolio of these types of assets. It was then determined that the existing affordable property limited partnerships required a disproportionate effort to manage which was not justified by their overall contribution to profit. The Company concluded that its strategic focus should be on the direct ownership and management of market rate properties. Accordingly, the decision to sell its assets in the affordable property limited partnerships was made.

The Company's assets related to the limited partnerships are comprised of management contracts, loans, advances and receivables and general partnership interests. An aggregate impairment charge of $1.7 and $14.2 million was recorded by the Company and its equity affiliates and resulted from adjusting the recorded amount of the assets to their estimated fair market value, for the year ended December 31, 2003 and 2002, respectively. In 2002, the impairment charge was comprised of the following: (i) intangible assets (i.e. management contracts) were written down $985 to their estimated fair market value, (ii) loans, advances and other receivables which had previously been assessed for impairment based upon their estimated collectibility as determined under applicable accounting standards, are now, subsequent to the Company's decision to sell, required to be reflected at their estimated fair market value and, accordingly, were written down by an aggregate of $12,363, and (iii) the general partnership equity interests were written down $899 as certain of the Company's investments are now considered to have suffered an other than temporary impairment. As the assets are held by both the Company and its equity affiliates, the resultant impairment triggered by the decision to sell these assets is reflected in the statement of operations within the line items as follows:

	2003	2002
Impairment of assets held as general partner	$1,696	$ 2,448
Equity in earnings (losses) of unconsolidated affiliates (Note 4)	-	11,799
	$1,696	$14,247

In addition to the above impairment charge, the Company's results of operations, prior to the decision to sell, were impacted by losses incurred by certain of the affordable property limited partnerships. These losses were a direct result of the weak economy and resulting decrease in occupancy levels. Loans, advances and other receivables of $1,793 and $3,606 ($514 by the Company and $3,092 by the equity affiliates) for the years ended December 31, 2003 and 2002, respectively, were written down due both to (i) the accounting requirements of EITF 99-10, "Percentage Used to Determine the Amount of Equity Method Losses," which require the general partner to record a greater share of the underlying investment's losses where the investor (i.e., the Company including its equity affiliates) also has loans outstanding to the investment entity and the limited partner has no capital account and (ii) the assessment of recoverability of recorded amounts based upon the projected performance of the properties over the respective repayment terms. In addition, during 2002 the Company recorded an other than temporary impairment of $571,000, $546,000 of this amount related to the expiration in December 2002, of an option to acquire one of its equity interests. This change in circumstances was unrelated to the Company's decision to sell its interest. These assets are held by both the Company and its equity affiliates. The resultant charges that would have been recognized regardless of the Company's decision to sell the assets is reflected in the consolidated statement of operations within the line items as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

3   INVESTMENT IN AND ADVANCES TO AFFILIATES (Continued)

	2003	2002
Impairment of assets held as general partner	$ 822	$ 1,085
Equity in earnings (losses) of unconsolidated affiliates	971	3,092
	$1,793	$4,177

The summary of the impairment and other charges made in 2002 related to the assets associated with the affordable property limited partnerships referenced in the previous paragraphs is as follows (in thousands):

Assets	Sale Impairment			Other Charges			Totals		
	Company[1]	Affiliates[2]	Total	Company[1]	Affiliates[2]	Total	Company[1]	Affiliates[2]	Combined
Loans, advances and other receivables	$ 564	$11,799	$12,363	$ 514	$3,092	$3,606	$ 1,078	$14,891	$15,969
Intangible assets	985	-	985	-	-	-	985	-	985
General partner equity	899	-	899	571	-	571	1,470	-	1,470
	$2,448	$11,799	$14,247	$1,085	$3,092	$4,177	$3,533	$14,891	$18,424

[1] Recorded by the Company in the line item "Impairment of assets held as General Partner"
[2] Recorded by the Affiliates, and reflected by the Company in the line item "Equity in earnings (losses) of unconsolidated affiliates"

In January 2003, the FASB issued Interpretation No. 46 – Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 – Consolidated Financial Statements. The interpretation addresses consolidation by businesses of special purpose entities (variable interest entities, "VIE"). In December 2003, the FASB reissued FIN 46R with certain modifications and clarifications. Management is certain that the application of FIN 46 will result in a determination that the limited partnerships in which it holds an equity investment (as GP) are VIE's and that it is the primary beneficiary. This would require the Company to consolidate all of the limited partnerships assets and liabilities. The interpretation becomes effective in the first quarter of 2004. The summarized financial information for all such limited partnerships is presented in the table above.

The following table reconciles various items described in this Note 3 and Note 4 to the Consolidated Financial Statements with respect to various unconsolidated affiliates the Management Companies on the Company's Consolidated Statements of Operations for the items "Impairment of assets held as General Partner" and "Equity in earnings (losses) of unconsolidated affiliates":

	2003	2002	2001
Impairment of assets held as General Partner (Note 3):			
Sale impairment	$ 1,696	$ 2,448	$ -
Advance impairment	822	1,085	-
	$ 2,518	$ 3,533	$ -
Equity in earnings (losses) of unconsolidated affiliates:			
Company's share of net income (loss) from general partnership investments (Note 3)	($ 921)	($ 1,171)	$ 62
Company direct EITF 99-10 advance losses (Note 3)	(971)	-	-
Equity in earnings (losses) of unconsolidated Management Companies (footnote 4)	-	(16,322)	61
	($ 1,892)	($17,493)	$ 123

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

4 MANAGEMENT COMPANIES

Certain property management, leasing and development activities are performed by Home Properties Management, Inc. and Home Properties Resident Services, Inc. (together, the "Management Companies"). Both are Maryland corporations and, effective January 1, 2001, elected to convert to taxable REIT subsidiaries under the Tax Relief Extension Act of 1999. The Operating Partnership owned non-voting common stock in the Management Companies which entitles it to receive 95% and 99% of the economic interest in Home Properties Management, Inc. and Home Properties Resident Services, respectively. Effective March 1, 2001, the Company recapitalized Home Properties Resident Services, Inc. by contributing to capital $23.7 million of loans due from affiliated partnerships. Simultaneous with the recapitalization, the Company increased its effective economic interest from 95% to 99% diluting the economic interest held by certain of the Company's officers and inside directors. Effective January 1, 2003, the accompanying consolidated financial statements include the accounts of the Management Companies. The Operating Partnership acquired all of the shares held by the Leenhoutses in the first quarter of 2003. The value of the Leenhoutses shares was based upon an internal valuation and amounted to approximately $81. The Company's share of income from the Management Companies, included in "Equity in earnings (losses) of unconsolidated affiliates" in the Consolidated Statements of Operations, for the twelve months ended December 31, 2002 and 2001, is summarized as follows:

	2002	2001
Management fees	$ 2,864	$ 3,397
Interest income	867	1,627
General and administrative	(3,850)	(3,244)
Interest expense	(734)	(1,390)
Other expenses	(767)	(330)
Impairment and other charges	(14,891)	-
Net income (loss)	($16,511)	$ 60
Equity in earnings (losses) of unconsolidated affiliates	($16,322)	$ 61
Equity in earnings (losses) of unconsolidated affiliates, after minority interest	($10,188)	$ 36
Total assets	$18,468	$38,602
Total liabilities	$12,741	$16,296

The general and administrative expenses reflected above represent an allocation of direct and indirect costs incurred by the Company estimated by management to be associated with the operations of the Management Companies.

As discussed in Note 3, in 2002 the "Impairment and other charges" of $14,891 is a result of the Company's decision to sell the assets associated with the affordable property limited partnerships ($11,799), and the operating losses directly associated with the performance of certain limited partnerships due to the weak economy ($3,092).

HOME PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

4   MANAGEMENT COMPANIES (Continued)

Included in assets of the Company for 2003 and of the Management Companies for 2002 are notes and other receivables due from affiliated partnerships (Note 3) of approximately $6,748 and $12,599, net of allowances, impairments and other charges of $10,514 and $10,091 at December 31, 2003 and 2002, respectively. The interest rates of the notes receivable include both fixed and variable rate terms. The variable rate loans are at one percent over the prime rate of interest. The fixed rate agreements range from 8.47% to 10% per annum. The maturity dates for these notes receivable range from 2018 to 2032.

5   MORTGAGE NOTES PAYABLE

The Company's mortgage notes payable are summarized as follows:

	2003	2002
Fixed rate mortgage notes payable	$1,350,056	$1,279,752
Variable rate mortgage notes payable	30,640	21,055
Total mortgage notes payable	$1,380,696	$1,300,807

Mortgage notes payable are collateralized by certain apartment communities and mature at various dates from July 2004, through June 2036. The weighted average interest rate of the Company's variable rate notes and credit facility was 2.32% and 2.83% at December 31, 2003 and 2002, respectively. The weighted average interest rate of the Company's fixed rate notes was 6.47% and 6.50% at December 31, 2003 and 2002, respectively.

Principal payments on the mortgage notes payable for years subsequent to December 31, 2003 are as follows:

2004	$ 16,641
2005	14,984
2006	70,576
2007	172,324
2008	173,782
Thereafter	932,389
	$1,380,696

The Company determines the fair value of the mortgage notes payable based on the discounted future cash flows at a discount rate that approximates the Company's current effective borrowing rate for comparable loans. Based on this analysis, the Company has determined that the fair value of the mortgage notes payable approximates $1,463,499 and $1,383,655, at December 31, 2003 and 2002, respectively.

Prepayment penalties of approximately $1,610, $3,275, and $116 were incurred for the years ended December 31, 2003, 2002 and 2001, respectively. For 2003 the prepayment penalties were incurred in connection with the sale of property, whereas in 2002 and 2001 the Company incurred such penalties on certain debt restructurings. During 2003, repayments on two debt instruments totaled $23,800 and were refinanced by two new borrowings of $46,045. The 2002 repayments on thirteen debt instruments totaled $101,341 and were refinanced by sixteen new borrowings in excess of $236,000. The 2001 repayments on eight debt instruments totaled $51,969 and were refinanced by eleven new borrowings in excess of $131,370.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

6 LINE OF CREDIT

As of December 31, 2003, the Company had an unsecured line of credit of $115 million with no balance outstanding. The line of credit is led by M&T Bank, as Administrative Agent, with three other participants; Chevy Chase Bank FSB, Citizens Bank of Rhode Island, and Comerica Bank. Borrowings under the line of credit bear interest at 1.15% over the one-month LIBOR rate. Accordingly, increases in interest rates will increase the Company's interest expense on any outstanding balances and as a result would effect the Company's results of operations and financial condition. The line of credit expires on September 1, 2005. The LIBOR interest rate was 1.15% at December 31, 2003. The Credit Agreement relating to this line of credit provides for the Company to maintain certain financial ratios and measurements. One of these covenants is that the Company may not pay any distribution to its shareholders and holders of its Operating Partnership units if a distribution, when added to other distributions paid during the three immediately preceding fiscal quarters, exceeds the greater of : (i) 90% of funds from operations, and 110% of cash available for distribution; and (ii) the amount required to maintain the Company's status as a REIT. During the fourth quarter of 2003 and 2002, the funds from operations payout ratio was 91% and 94%, respectively, when measured for the calendar years. Due to the granting of restricted stock to the retiring Co-CEO's in the fourth quarter of 2003 and the impairment charges recorded in the fourth quarter of 2002, (see Note 3) the Company did not meet the required ratio. Waivers have been granted by the participating banks for each of the charges incurred in 2003 and 2002 as indicated above.

7 MINORITY INTEREST

Minority interest in the Company relates to the interest in the Operating Partnership not owned by Home Properties, Inc. Holders of UPREIT Units may redeem a Unit for one share of the Company's common stock or cash equal to the fair market value at the time of the redemption, at the option of the Company.

The changes in minority interest for the three years ended December 31 are as follows:

	2003	2002	2001
Balance, beginning of year	$333,061	$341,854	$371,544
Issuance of UPREIT Units associated with property acquisitions	4,806	11,522	19,133
Issuance of UPREIT units associated with 1031 exchange transaction	2,400	-	-
Adjustment between minority interest and stockholders' equity	20,006	7,208	(33,621)
Exchange of UPREIT Units for Common Shares	(7,432)	(4,411)	(1,910)
Repurchase of UPREIT Units	-	-	(10,233)
Net income	16,706	15,531	33,634
Accumulated other comprehensive loss	232	(260)	(388)
Distributions	(39,235)	(38,383)	(36,305)
Balance, end of year	$330,544	$333,061	$341,854

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8   PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Preferred Stock

On December 22, 1999, the holder of the Class A limited partnership interests converted its ownership to 9% Series A convertible cumulative preferred stock ("Series A Preferred Shares"), liquidation preference of $21.00 per Common Share, total shares outstanding of 1,666,667. The conversion to preferred stock occurred at the Company's request and permits the Operating Partnership to continue to use favorable tax depreciation methods. The Series A Preferred Shares were convertible at any time by the holder on a one-for-one basis into Common Shares. On November 28, 2001, the Series A Preferred Shares were converted to common shares. The conversion had no effect on reported results of operations.

On September 30, 1999, the Company privately placed 2,000,000 of its 8.36% Series B convertible cumulative preferred stock ("Series B Preferred Shares"), $25 liquidation preference per share. This offering generated net proceeds of approximately $48.7 million after offering costs of $1.3 million. The net proceeds were used to pay down Company borrowings. The Series B Preferred Shares are convertible at any time by the holder into Common Shares at a conversion price of $29.77 per Common Share, equivalent to a conversion ratio of .8398 Common Shares for each Series B Preferred Share (equivalent to 1,679,543 Common Shares assuming 100% converted). The Series B Preferred Shares are non-callable for five years. Each Series B Preferred Share received the greater of a quarterly distribution of $0.5225 per share or the dividend paid on a share of common stock on an as converted basis. The Company had determined that the Series B Preferred Shares contained certain contingent provisions that could cause such shares to be redeemable at the option of the holder and has presented this class of preferred stock outside of stockholders' equity. On February 14, 2002, 1.0 million of the Series B Preferred Stock were converted into 839,771 shares of common stock. The conversion had no effect on the reported results of operations. On May 24, 2002 the Company repurchased the remaining 1.0 million shares outstanding at an amount equivalent to 839,772 common shares (as if the preferred shares had been converted). The Company repurchased the shares for $29,392, equal to the $35.00 common stock trading price when the transaction was consummated. A premium of $5,025 was incurred on the repurchase and has been reflected as a charge to net income available to common shareholders' in the consolidated statement of operations. As of December 31, 2002, there were no Series B preferred shares outstanding.

In May and June of 2000, the Company privately placed 600,000 of its 8.75% Series C convertible cumulative preferred stock ("Series C Preferred Shares"), $100 liquidation preference per share. This offering generated net proceeds of approximately $60 million. The net proceeds were used to fund acquisitions and property upgrades. The Series C Preferred shares are convertible at any time by the holder into Common Shares at a conversion price of $30.25 per Common Share, equivalent to a conversion ratio of 3.3058 Common Shares for each Series C Preferred share (equivalent to 1,983,471 Common shares assuming 100% converted). The Series C Preferred shares are non-callable for five years. Each Series C Preferred share received the greater of a quarterly distribution of $2.1875 per share or the dividend paid on a share of common stock on an as-converted basis. The Company also issued 240,000 additional warrants to purchase common shares at a price of $30.25 per share, expiring in 2005. In January 2003, holders of 100,000 shares of Series C Preferred Shares elected to convert those shares for 330,579 shares of common stock. On May 8, 2003, 200,000 shares of Series C Preferred Shares were converted into 661,157 shares of common stock. On August 26, 2003, 200,000 shares of Series C Preferred Shares were converted into 661,157 of common stock. On November 5, 2003, the remaining 100,000 shares of Series C Preferred Shares elected to convert those shares for 330,579 shares of common stock. On September 9, 2003, 17,780 warrants were exercised, resulting in the issuance of 17,780 shares of common stock. During the fourth quarter of 2003, the remaining 222,220 common stock warrants were exercised, resulting in the issuance of 222,220 shares of common stock. Neither the conversions nor the warrant exercise had an effect on the reported results of operations.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8 PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)

Preferred Stock (Continued)

In June 2000, the Company privately placed 250,000 of its 8.78% Series D convertible cumulative preferred stock ("Series D Preferred Shares"), $100 liquidation preference per share. This offering generated net proceeds of approximately $25 million. The net proceeds were used to fund Company acquisitions and property upgrades. The Series D Preferred Shares are convertible at any time by the holder into Common Shares at a conversion price of $30.00 per Common Share, equivalent to a conversion ratio of 3.333 Common Shares for each Series D Preferred share (equivalent to 833,333 Common Shares assuming 100% converted). The Series D Preferred shares are non-callable for five years. Each Series D Preferred share will receive the greater of a quarterly distribution of $2.195 per share or the dividend paid on a share of common stock on an as-converted basis.

In December 2000, the Company privately placed 300,000 of its 8.55% Series E convertible cumulative preferred stock ("Series E Preferred Shares"), $100 liquidation preference per share. This offering generated net proceeds of approximately $30 million. The net proceeds were used to pay down Company borrowings. The Series E Preferred Shares are convertible at any time by the holder into Common Shares at a conversion price of $31.60 per Common Share, equivalent to a conversion ratio of 3.1646 Common Shares for each Series E Preferred Share (equivalent to 949,367 Common Shares assuming 100% converted). The Series E Preferred Shares are non-callable for five years. Each Series E Preferred Share received the greater of a quarterly distribution of $2.1375 per share or the dividend paid on a share of common stock on an as-converted basis. In addition, the Company issued warrants to purchase 285,000 common shares at a price of $31.60 per share, expiring in 2005. On August 20, 2002, 63,200 of the Series E Convertible Preferred Shares were converted into 200,000 shares of common stock. On May 6, 2003, 36,800 shares of Series E Preferred Shares were converted into 116,456 shares of common stock. The conversions had no effect on the reported results of operations. On August 26, 2003 the remaining 200,000 shares of Series E Preferred Shares were converted into 632,911 of common stock. On September 9, 2003, 17,100 warrants were exercised, resulting in the issuance of 17,100 shares of common stock. During the fourth quarter of 2003, the remaining 267,900 common stock warrants were exercised, resulting in the issuance of 267,900 shares of common stock. Neither the conversions nor the warrant exercise had an effect on the reported results of operations.

In March 2002, the Company issued 2,400,000 shares of its 9.00% Series F Cumulative Redeemable Preferred Stock ("Series F Preferred Shares"), with a $25.00 liquidation preference per share. This offering generated net proceeds of approximately $58 million. The net proceeds were used to fund the Series B preferred stock repurchase, property acquisitions, and property upgrades. The Series F Preferred Shares are redeemable by the Company at anytime on or after March 25, 2007 at a redemption price of $25.00 per share, plus any accumulated, accrued and unpaid dividends. Each Series F Preferred share will receive an annual dividend equal to 9.00% of the liquidation preference per share (equivalent to a fixed annual amount of $2.25 per share).

Common Stock

In 1997, the Company's Board of Directors approved a stock repurchase program under which the Company may repurchase shares of its outstanding common stock and UPREIT Units. The shares/units may be repurchased through open market or privately negotiated transactions at the discretion of Company management. The Board's action did not establish a target price or a specific timetable for repurchase. At December 31, 2000, there was approval remaining to purchase 1,326,500 shares. In 2001, the Board of Directors approved a 1,000,000-share increase in the stock repurchase program. During 2001, the Company repurchased 754,000 shares and 436,700 UPREIT Units at a cost of $20,600,000 and $11,900,000, respectively. On August 6, 2002 the Board of Directors approved a 2,000,000-share increase

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8 PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)

Common Stock (Continued)

in the stock repurchase program. During 2003 and 2002, there were no shares or UPREIT Units repurchased by the Company. At December 31, 2003 the Company had authorization to repurchase 3,135,800 shares of common stock and UPREIT Units under the stock repurchase program.

In February 2002, the Company closed on two common equity offerings totaling 704,602 shares of the Company's common stock, at a weighted average price of $30.99 per share, resulting in net proceeds to the Company of approximately $21.8 million.

Dividend Reinvestment Plan

The Company has a Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan (the "DRIP"). The DRIP provides the stockholders, employees and residents of the Company an opportunity to automatically invest their cash dividends at a discount of 2% from the market price. In addition, eligible participants may make monthly or other voluntary cash investments, also typically at a discount, which has varied between 2% and 3% from the market price, in shares of common stock. In response to a perceived dilution from issuing new shares at or below the underlying net asset value, effective April 10, 2001, the DRIP was amended to reduce the share purchase discount from the current market price from 3% to 2%. The maximum amount that can be invested without the Company's prior permission was also reduced from $5,000 to $1,000. A total of $30 million, $27 million, and $32 million was raised through this program during 2003, 2002 and 2001, respectively.

Officer/Director Notes for Stock Purchases and Stock Purchase and Loan Plan

On August 12, 1996, eighteen officers and the six independent directors purchased an aggregate of 208,543 shares of Common Stock through the DRIP at the price of $19.79. The purchases were financed 50% from a bank loan and 50% by a recourse loan from the Company. The Company loans bear interest at 7% per annum and mature in August 2016. The Company loans are subordinate to the above-referenced bank loans, and are collateralized by pledges of the 208,543 Common Shares. The loans are paid from the regular quarterly dividends paid on the shares of common stock pledged, after the corresponding bank loans are paid in full. During 2002 certain key officers and directors repaid their loans in full in connection with the Company's recently issued Corporate Governance policies.

On November 10, 1997, twenty-one officers and five of the independent directors purchased an aggregate of 169,682 shares of common stock through the DRIP at the price of $26.66. The purchases were financed 50% from a bank loan and 50% by a recourse loan from the Company. The Company loans bear interest at 6.7% per annum and mature in November 2017. The Company loans are subordinate to the above-referenced bank loans, and are collateralized by pledges of the 169,682 common shares. The loans are expected to be repaid from the regular quarterly dividends paid on the shares of common stock pledged, after the corresponding bank loans are paid in full. During 2002 certain key officers and directors repaid their loans in full in connection with the Company's recently issued Corporate Governance policies.

In May 1998, the Company adopted the Director, Officer and Employee Stock Purchase and Loan Plan (the "Stock Purchase Plan"). The program provides for the sale and issuance, from time to time as determined by the Board of Directors, of up to 500,000 shares of the Company's Common Stock to the directors, officers and key employees of the Company for consideration of not less than 97% of the market price of the Common Stock. The Stock Purchase Plan also allows the Company to loan, on a recourse basis, the participants up to 100% of the purchase price (50% for non-employee directors).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8   PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)

Officer/Director Notes for Stock Purchases and Stock Purchase and Loan Plan (Continued)

On August 12, 1998, thirty officers/key employees and the six independent directors purchased an aggregate of 238,239 shares of common stock through the Stock Purchase Plan at the price of $24.11. The purchases for the officers/key employees were financed 100% by a recourse loan from the Company (50% for non-employee directors). The loans bear interest at 7.13% per annum and mature on the earlier of the maturity of the 1996 and 1997 phases of the loan program or August 2018. The loans are collateralized by pledges of the common stock and are expected to be repaid from the regular quarterly dividends paid on the shares. During 2002 certain key officers and directors repaid their loans in full in connection with the Company's recently issued Corporate Governance policies.

On February 1, 2001, one officer purchased an aggregate of 75,000 shares of common stock through the Stock Purchase Plan at the price of $26.20. The purchases were financed by a recourse loan from the Company. The loan is collateralized by pledges of the common stock, bears interest at 8% per annum and matures on February 15, 2021. The loan was repaid in full on January 25, 2002.

At December 31, 2003, there are outstanding loans aggregating $315 under the officer and director share purchase program. On August 5, 2002, the Board of Directors of the Company prohibited any further loans to officers and directors in accordance with the Sarbanes-Oxley Act of 2002.

Dividends

Stockholders are taxed on dividends and must report such dividends as either ordinary income, capital gains, or as return of capital. The Company has declared a $2.45 distribution per common share (CUSIP 437306103) and a $2.25 distribution per preferred share (CUSIP 437306509) during its most recent fiscal year. Pursuant to Internal Revenue Code Section 857 (b) (3) (C), for the years ended December 31, 2003, 2002 and 2001, the Company designates the taxable composition of the following cash distributions to holders of common and preferred shares in the amounts set forth in the tables below and on the next page:

Common				Distribution Type			
Declaration Dates	Record Dates	Payable Dates	Distributions Per Share	Ordinary Taxable Dividend	Return of Capital	20% Long-Term Capital Gain	Unrecaptured Sec. 1250 Gain
2/3/2003	2/18/2003	2/27/2003	$0.61	55.62%	38.12%	0.00%	6.21%
5/6/2003	5/19/2003	5/30/2003	$0.61	55.62%	38.12%	0.00%	6.21%
8/5/2003	8/18/2003	8/28/2003	$0.61	55.62%	38.12%	0.00%	6.21%
10/28/2003	11/14/2003	11/25/2003	$0.62	55.62%	38.12%	0.00%	6.21%
		TOTALS	$2.45	55.62%	38.12%	0.00%	6.21%

The appropriate amount of each common share for 2002 and 2001 is as follows:

		Distribution Type			
Year	Distributions Per Share	Ordinary Taxable Dividend	Return of Capital	20% Long-Term Capital Gain	Unrecaptured Sec. 1250 Gain
2002	$2.41	62.28%	37.17%	0.00%	0.55%
2001	$2.31	78.50%	6.80%	5.30%	9.40%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8 PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)

Dividends (Continued)

Series F Preferred				Distribution Type			
Declaration Dates	Record Dates	Payable Dates	Distributions Per Share	Ordinary Taxable Dividend	Return of Capital	20% Long-Term Capital Gain	Unrecaptured Sec. 1250 Gain
2/3/2003	2/18/2003	2/28/2003	$0.56250	89.87%	0.00%	0.00%	10.04%
5/6/2003	5/19/2003	6/2/2003	$0.56250	89.87%	0.00%	0.00%	10.04%
8/5/2003	8/18/2003	9/2/2003	$0.56250	89.87%	0.00%	0.00%	10.04%
10/28/2003	11/14/2003	12/1/2003	$0.56250	89.87%	0.00%	0.00%	10.04%
		TOTALS	$2.25000	89.87%	0.00%	0.00%	10.04%

The appropriate amount of each common share for 2002 is as follows:

		Distribution Type			
Year	Distributions Per Share	Ordinary Taxable Dividend	Return of Capital	20% Long-Term Capital Gain	Unrecaptured Sec. 1250 Gain
2002	$1.55	99.11%	0.00%	0.00%	0.89%

Total Shares/Units Outstanding

At December 31, 2003, 31,966,240 common shares, 833,333 convertible preferred shares (assuming a conversion of the Preferred Shares to Common Shares) and 15,974,707 UPREIT Units were outstanding for a total of 48,774,280 common share equivalents.

In addition, 2,400,000 shares of Series F cumulative redeemable preferred shares were outstanding as of December 31, 2003.

9 STOCK BENEFIT PLAN

The Company has adopted the 1994 Stock Benefit Plan, as amended (the "Plan"). Plan participants include officers, non-employee directors, and key employees of the Company. The Company has reserved 1,596,000 shares for issuance to officers and employees and 154,000 shares for issuance to non-employee directors. Options granted to officers and employees of the Company vest 20% for each year of service until 100% vested on the fifth anniversary. Certain officers' options (264,000) and directors' options (149,100) vest immediately upon grant. The exercise price per share for stock options may not be less than 100% of the fair market value of a share of common stock on the date the stock option is granted (110% of the fair market value in the case of incentive stock options granted to employees who hold more than 10% of the voting power of the Company's common stock). Options granted to directors and employees who hold more than 10% of the voting power of the Company expire after five years from the date of grant.

All other options expire after ten years from the date of grant. The Plan also allows for the grant of stock appreciation rights and restricted stock awards. At December 31, 2003, 391,473 and 346 common shares were available for future grant of options or awards under the Plan for officers and employees and non-employee directors, respectively.

On February 1, 2000, the Company adopted the 2000 Stock Benefit Plan (the "2000 Plan"). Plan participants have been expanded to include directors, officers, regional managers and on-site property

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

9 STOCK BENEFIT PLAN (Continued)

managers. The 2000 Plan limits the number of shares issuable under the plan to 2,755,000, of which 205,000 are to be available for issuance to the non-employee directors. At December 31, 2003, 714,848 and 40,040 common shares were available for future grant of options or awards under the 2000 plan for officers and employees and non-employee directors, respectively.

On May 6, 2003, the Company adopted the 2003 Stock Benefit Plan (the "2003 Plan"). Plan participants include directors, officers, regional managers and on-site property managers. The 2003 Plan limits the number of shares issuable under the plan to 1,450,000, of which 200,000 are to be available for issuance to the non-employee directors. At December 31, 2003, 652,650 and 137,000 common shares were available for future grant of options or awards under the 2003 plan for officers and employees and non-employee directors, respectively.

Details of stock option activity during 2003, 2002 and 2001 are as follows:

	Number of Options	Weighted Average Exercise Price Per Option
Options outstanding at January 1, 2001 (519,434 shares exercisable)	1,796,665	$26.34
Granted, 2001	857,430	$29.60
Exercised, 2001	(187,698)	$22.59
Cancelled, 2001	(361,295)	$28.78
Options outstanding at December 31, 2001 (764,819 shares exercisable)	2,105,102	$28.69
Granted, 2002	682,590	$34.77
Exercised, 2002	(185,255)	$23.92
Cancelled, 2002	(175,084)	$30.16
Options outstanding at December 31, 2002 (921,781 shares exercisable)	2,427,353	$30.66
Granted, 2003	678,370	$36.80
Exercised, 2003	(255,502)	$28.31
Cancelled, 2003	(221,088)	$32.50
Options outstanding at December 31, 2003 (1,070,995 shares exercisable)	2,629,133	$32.32

The following table summarizes information about options outstanding at December 31, 2003:

Year Granted	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Fair Value of Options on Grant Date	Weighted Average Exercise Price	Number Exercisable	Exercise Price Range Per Option
1994	5,000	1	N/A	$19.000	5,000	$19.00
1996	14,782	2	$1.20	19.866	14,782	$19.00-$20.50
1997	51,473	4	$1.55	26.455	51,473	$23.69-$26.50
1998	25,810	5	$1.32	25.125	25,810	$25.125
1999	246,459	5	$1.57	27.023	181,915	$25.688-$27.125
2000	412,762	7	$1.88	31.215	253,651	$28.313-$31.375
2001	646,765	8	$1.64	29.499	368,368	$27.01-$31.60
2002	584,532	9	$1.95	34.790	169,796	$32.20-$34.65
2003	641,550	10	$2.39	36.796	-	$36.28-$36.85
Totals	2,629,133	8		$32.346	1,070,995	$19.00-$36.85

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

9 STOCK BENEFIT PLAN (Continued)

In 2003 and 2002, the Company granted 196,920 and 22,550 shares of restricted stock. The restricted stock outstanding at December 31, 2003, was 234,870 shares. The restricted stock of 105,000 granted to key employees of the Company vests 100% on the fifth anniversary of the date of grant. In addition, in the fourth quarter of 2003, $5,000 of restricted stock was granted to the Leenhoutses (129,870 shares at $37.75 per share). The total amount of the grant was expensed in the fourth quarter as it was part of their retirement award and was fully earned to date. The restricted shares were granted at a weighted average price of $27.14 to $37.75 per share, respectively. Total compensation cost recorded for the years ended December 31, 2003, 2002 and 2001 for the restricted share grants was $5,537, $241 and $96, respectively.

In January 2003, the Company adopted the fair value method of recording stock compensation awards in accordance with SFAS 148 "Accounting for Stock Based Compensation – An Amendment of SFAS 123" (SFAS 148) using the Modified Prospective approach of adoption as outlined in the pronouncement. In connection with the adoption of SFAS 148, the Company recognized $804 in stock compensation costs related to its outstanding stock options.

10 SEGMENT REPORTING

The Company is engaged in the ownership and management of market rate apartment communities. Each apartment community is considered a separate operating segment. Each segment on a stand alone basis is less than 10% of the revenues, profit or loss, and assets of the combined reported operating segments. The operating segments are aggregated and segregated as Core and Non-core properties.

Non-segment revenue to reconcile total revenue consists of interest and dividend income and other income. Non–segment assets to reconcile to total assets include cash and cash equivalents, cash in escrows, accounts receivable, prepaid expenses, investments in and advances to affiliates, deferred charges and other assets.

Core properties consist of all apartment communities which have been owned more than one full calendar year. Therefore, the Core Properties represent communities owned as of January 1, 2002. Non-core properties consist of apartment communities acquired during 2002 and 2003, such that full year comparable operating results are not available.

The accounting policies of the segments are the same as those described in Notes 1 and 2.

The Company assesses and measures segment operating results based on a performance measure referred to as Funds from Operations ("FFO"). FFO is defined as net income (computed in accordance with GAAP) excluding gains or losses from the sales of property and business (including loss associated with early extinguishment of debt in connection with the sale) or non-cash real estate impairment charge, minority interest in the Operating Partnership, extraordinary items, plus real estate depreciation, less dividends from non-convertible preferred shares. FFO is not a measure of operating results or cash flows from operating activities as measured by generally accepted accounting principles and it is not indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity. Other companies may calculate similarly titled performance measures in a different manner.

During 2003, the Company reclassified certain property related operating expenses from general and administrative to operating and maintenance which would impact the segment contribution of FFO. This reclassification is also reflected in the prior period presentations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

10   SEGMENT REPORTING (Continued)

The revenues, profit (loss), and assets for each of the reportable segments are summarized as follows for the years ended December 31, 2003, 2002 and 2001.

	2003	2002	2001
Revenues			
Apartments owned			
Core properties	$ 353,674	$ 356,914	$ 311,026
Non-core properties	75,944	26,327	28,039
Reconciling items	4,886	3,215	5,043
Total Revenue	$ 434,504	$ 386,456	$ 344,108
Profit (loss)			
Funds from operations:			
Apartments owned			
Core properties	$ 203,064	$ 205,426	$ 178,878
Non-core properties	38,031	17,187	17,092
Reconciling items	4,886	3,215	5,043
Segment contribution to FFO	245,981	225,828	201,013
General & administrative expenses	(22,607)	(12,649)	(10,542)
Interest expense	(85,110)	(75,482)	(64,209)
Depreciation of unconsolidated affiliates	2,441	1,346	338
Non-real estate depreciation/amortization	(2,327)	(1,174)	(639)
FAS 141 acquisition rent /intangibles	46	-	-
Redeemable preferred dividend	(5,400)	(4,155)	-
Equity in earnings (losses) of unconsolidated affiliates	(1,892)	(17,493)	123
Impairment of assets held as General Partner	(2,518)	(3,533)	-
Impairment of affordable assets not in FFO	2,034	1,470	-
Income from discontinued operations before minority interest depreciation and loss on disposition of property	2,155	7,587	10,520
Funds from Operations	132,803	121,745	136,604
Depreciation – apartments owned	(77,089)	(66,573)	(64,251)
Depreciation of unconsolidated affiliates	(2,441)	(1,346)	(338)
FAS 141 acquisition rent /intangibles	(46)		
Prepayment penalties	-	(3,275)	(116)
Loss from early extinguishment of debt in connection with sale of real estate	(1,610)	-	-
Impairment of real property	(423)	(1,565)	-
Redeemable preferred dividend	5,400	4,155	-
Impairment of affordable assets not in FFO	(2,034)	(1,470)	-
Minority interest in earnings	(14,990)	(10,937)	(19,961)
Income from discontinued operations before minority interest and loss on disposition of property	(1,018)	(3,353)	(6,429)
Income from continuing operations	$ 38,552	$ 37,381	$ 45,509
Assets			
Apartments owned			
Core properties	$1,924,763	$1,905,028	
Non-core properties	543,698	493,996	
Reconciling items	44,856	57,242	
Total Assets	$2,513,317	$2,456,266	
Real Estate Capital Expenditures			
New property acquisitions	$ 96,801	$433,043	
Additions to properties			
Core properties	81,860	99,966	
Non-core properties	24,486	15,726	
Increase in real estate associated with the purchase of UPREIT Units	5,600	2,200	
Total Real Estate Capital Expenditures	$208,747	$550,935	

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

11 DERIVATIVE FINANCIAL INSTRUMENTS

The Company has entered into interest rate swaps to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Company does not utilize these arrangements for trading or speculative purposes. The principal risk to the Company through its interest rate hedging strategy is the potential inability of the financial institutions from which the interest rate protection was purchased to cover all of their obligations. To mitigate this exposure, the Company purchases its interest rate swaps from either the institution that holds the debt or from institutions with a minimum A- credit rating.

All derivatives, which have historically been limited to interest rates swaps designated as cash flow hedges, are recognized on the balance sheet at their fair value. On the date that the Company enters into an interest rate swap, it designates the derivative as a hedge of the variability of cash flows that are to be received or paid in connection with a recognized liability. To the extent effective, subsequent changes in the fair value of a derivative designated as a cash flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction. Any hedge ineffectiveness will be reported in interest expense in the consolidated statement of operations.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of the hedged items and whether those derivatives may be expected to remain highly effective in future periods. Should it be determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company will discontinue hedge accounting prospectively.

The Company has three interest rate swaps that effectively convert variable rate debt to fixed rate debt. The notional amount amortizes in conjunction with the principal payments of the hedged items. The terms as follows:

Original Notional Amount	Fixed Interest Rate	Variable Interest Rate	Maturity Date
$17,600,000	5.91%	LIBOR + 1.60%	June 24, 2004
$3,000,000	8.22%	LIBOR + 1.40%	June 25, 2007
$4,625,000	8.40%	LIBOR + 1.40%	June 25, 2007

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), *Accounting for Derivative Instruments and Hedging Activities.* At that time, the Company designated all of its interest rate swaps as cash flow hedges in accordance with the requirements of SFAS 133. The aggregate fair value of the derivatives on January 1, 2001 was $583, prior to the allocation of minority interest, and was recorded as a liability on the consolidated balance sheet with an offset to other comprehensive income representing the cumulative effect of the transition adjustment pursuant to the provisions of Accounting Principles Board Opinion No. 20, *Accounting Changes*.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

11 DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

As of December 31, 2003, the aggregate fair value of the Company's interest rate swaps was $956, prior to the allocation of minority interest, and is included in accrued expenses and other liabilities in the consolidated balance sheets. For the twelve months ending December 31, 2003, as the critical terms of the interest rate swaps and the hedged items are the same, no ineffectiveness was recorded in the consolidated statements of operations. All components of the interest rate swaps were included in the assessment of hedge effectiveness. The Company expects that within the next twelve months it will reclassify as a charge to earnings $578, prior to the allocation of minority interest, of the amount recorded in accumulated other comprehensive loss. The fair value of the interest rate swaps is based upon the estimate of amounts the Company would receive or pay to terminate the contract at the reporting date and is estimated using interest rate market pricing models.

12 TRANSACTIONS WITH AFFILIATES

The Company and the Management Companies recognized management and development fee revenue, interest income and other miscellaneous income from affiliated entities of $3,679, $5,783, and $8,174 for the years ended December 31, 2003, 2002 and 2001, respectively. The Company had accounts receivable outstanding due from affiliated entities of $162 and $1,357 at December 31, 2003 and 2002, respectively.

A director and former officer of the Company provided consulting services to the Company during 2002 for fees approximating $54.

In 1997, certain officers and inside directors of the Company entered into a lease termination agreement with the Company. The agreement provided for a contingent termination fee based on the performance of the underlying property. In 2001 and 2002, amounts of $350 and $312, respectively, became payable to the Company under the terms of the agreement. This amount was classified in other "Property other income" in the Consolidated Statements of Operations. The agreement expired in 2002.

The Company leases its corporate office space from an affiliate. The lease requires an annual base rent of $872 and $884 for the years ended 2004 and 2005, respectively. The lease also requires the Company to pay a pro rata portion of property improvements, real estate taxes and common area maintenance. Rental expense was $1,609, $1,296, and $956 for the years ended December 31, 2003, 2002 and 2001, respectively.

From time to time, the Company advances funds as needed to the Management Companies which totaled $12,372 at December 31, 2002, respectively, and bear interest at 1% over prime (4.25% at December 31, 2002). Effective January 1, 2003, the Management Companies are wholly-owned consolidated subsidiaries of the Company.

At December 31, 2003, there are outstanding loans aggregating $315 under the officer and director share purchase program. On August 5, 2002, the Board of Directors of the Company prohibited any further loans to officers and directors in accordance with the Sarbanes-Oxley Act of 2002.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

13 COMMITMENTS AND CONTINGENCIES

Ground Lease

The Company has a non-cancelable operating ground lease for one of its properties. The lease expires May 1, 2020, with options to extend the term of the lease for two successive terms of twenty-five years each. The lease provides for contingent rental payments based on certain variable factors. The lease also requires the lessee to pay real estate taxes, insurance and certain other operating expenses applicable to the leased property. Ground lease expense was $219, $210, and $211, including contingent rents of $149, $140, and $141, for the years ended December 31, 2003, 2002 and 2001, respectively. At December 31, 2003, future minimum rental payments required under the lease are $70 per year until the lease expires.

401(k) Savings Plan

The Company sponsors a contributory savings plan. Under the plan, the Company will match 75% of the first 4% of participant contributions. The matching expense under this plan was $1,010, $638, and $893 for the years ended December 31, 2003, 2002 and 2001, respectively.

Incentive Compensation Plan

The Incentive Compensation Plan provides that eligible officers and key employees may earn a cash bonus based on the percentage growth in the Company's "funds from operations" per share/unit (computed based on the diluted shares/units outstanding) as compared against the industry average growth. The bonus expense charged to operations (including that portion allocated to the Management Companies) was $1,729, $2,764, and $725 for the years ended December 31, 2003, 2002 and 2001, respectively.

Contingencies

The Company is party to certain legal proceedings. All such proceedings, taken together, are not expected to have a material adverse effect on the Company. The Company is also subject to a variety of legal actions for personal injury or property damage arising in the ordinary course of its business, most of which are covered by liability insurance. While the resolution of these matters cannot be predicted with certainty, management believes that the final outcome of such legal proceedings and claims will not have a material adverse effect on the Company's liquidity, financial position or results of operations.

In 2001, the Company underwent a state tax audit. The state has assessed taxes of $469,000 for the 1998 and 1999 tax years under audit. If the state's position is applied to all tax years through December 31, 2001, the assessment would be $1.3 million. At the time, the Company believed the assessment and the state's underlying position were not supportable by the law nor consistent with previously provided interpretative guidance from the office of the State Secretary of Revenue. After two subsequent enactments by the state legislation during 2002 affecting the pertinent tax statute, the Company has been advised by outside tax counsel that its filing position for 1998-2001 should prevail. During December 2003, the state's governor signed legislation which included the REIT tax provisions. Based upon this, Company's tax counsel expects that the outstanding litigation should now be able to be resolved. Effective January 1, 2003, the Company reorganized the ownership of Home Properties Trust, which should subject the Company to a much lower level of tax going forward.

In connection with various UPREIT transactions, the Company has agreed to maintain certain levels of nonrecourse debt for a period of 5 to 10 years associated with the contributed properties acquired. In addition, the Company is restricted in its ability to sell certain contributed properties (48% of the owned portfolio) for a period of 5 to 15 years except through a tax deferred Internal Revenue Code Section 1031 like-kind exchange.

13   COMMITMENTS AND CONTINGENCIES (Continued)

Debt Covenants

The line of credit loan agreement contains restrictions which, among other things, require maintenance of certain financial ratios and limit the payment of dividends (See Note 6).

In connection with the issuance of the Series F Preferred Stock, the Company is required to maintain for each fiscal quarterly period a fixed charge coverage ratio, as defined in the Series F Cumulative Redeemable Preferred Stock Article Supplementary, of 1.75 to 1.0. The fixed charge coverage ratio and the components thereof do not represent a measure of cash generated from operating activities in accordance with generally accepted accounting principles and are not necessarily indicative of cash available to fund cash needs. Further, this ratio should not be considered as an alternative measure to net income as an indication of the Company's performance or of cash flow as a measure of liquidity. The calculation of the fixed charge coverage ratio for the four most recent quarters since the issuance of the Series F Preferred Stock are presented below (in thousands). EBITDA is defined in the Series F Cumulative Redeemable Preferred Stock Article Supplementary as consolidated income before gain (loss) on disposition of property and business, minority interest and extraordinary items, before giving effect to expenses for interest, taxes, depreciation and amortization. Net operating income from discontinued operations in the calculation below is defined as total revenues from discontinued operations less operating and maintenance expenses.

Calculation Presented for Series F Covenants

	Three-months ended			
	Dec. 31 2003	Sept. 30 2003	June 30 2003	Mar. 31 2003
EBITDA				
Total revenues	$111,458	$111,200	$109,713	$106,955
Net operating income from discontinued operations	80	460	-	196
Operating and maintenance	(48,698)	(46,472)	(46,040)	(49,772)
General and administrative	(8,236)	(4,670)	(4,582)	(5,119)
Impairment of assets held as General Partner	(110)	(1,888)	(93)	(427)
Equity in earnings (losses) of unconsolidated affiliates	(395)	(313)	(444)	(740)
	$ 54,099	$ 58,317	$ 58,554	$ 51,093
Fixed Charges				
Interest expense	$ 21,595	$ 21,456	$ 21,634	$ 21,300
Interest expense on discontinued operations	79	116	-	33
Preferred dividends	1,984	2,646	3,192	3,518
Capitalized interest	230	230	230	230
	$ 23,888	$ 24,448	$ 25,056	$ 25,081
Times Coverage ratio:	2.26	2.39	2.34	2.04

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

13 COMMITMENTS AND CONTINGENCIES (Continued)

Guarantees

The Company has guaranteed a total of $594 of debt associated with two entities where the Company is the general partner. All other mortgage notes payable of affiliates are non-recourse debt to the limited partnerships and the Company. In addition, the Company, through its general partnership interests in certain affordable property limited partnerships, has guaranteed the Low Income Housing Tax Credits to limited partners in 23 partnerships totaling approximately $48,000. As of December 31, 2003, there were no known conditions that would make such payments necessary, and no amounts have been recorded. In addition, the Company, acting as general partner in certain partnerships, is obligated to advance funds to meet partnership operating deficits.

Executive Retention Plan

Effective February 2, 1999, the Executive Retention Plan provides for severance benefits and other compensation to be received by certain employees in the event of a change in control of the Company and a subsequent termination of their employment without cause or voluntarily with good cause.

14 PROPERTY ACQUISITIONS

For the years ended December 31, 2003, 2002 and 2001, the Company has acquired the communities listed below:

Community	Market Area	Date Acquired	Year Constructed	Number of Units	Cost of Acquisition	Cost of Acquisition Per Unit
Woodholme Manor	Baltimore	03/30/01	1969	176	$ 5,805	$ 33
Virginia Village	Northern VA	05/31/01	1967	344	$ 27,044	$ 79
Mill Towne Village	Baltimore	05/31/01	1973	384	$ 17,558	$ 46
Southern Meadows	Long Island	06/29/01	1971	452	$ 40,866	$ 90
Devonshire Hills	Long Island	07/16/01	1968	297	$ 47,049	$158
Fenland Field	Baltimore	08/01/01	1970	234	$ 14,540	$ 62
Courtyard Village	Chicago	08/29/01	1971	224	$ 12,887	$ 58
Manor	Baltimore	08/31/01	1969	435	$ 36,384	$ 84
2 Property Portfolio	Northern VA	10/24/01	1971-72	274	$ 11,076	$ 40
11 Property Portfolio	Long Island	3/1-5/31/02	1949-79	1,688	$152,794	$ 87
Gardencrest	Boston	6/28/02	1948	696	$ 85,885	$123
Brittany Place	Northern VA	8/22/02	1968	591	$ 44,336	$ 70
Cider Mill	Northern VA	9/27/02	1978	864	$ 81,490	$ 85
5 Property Portfolio	Hudson Valley	10/11/02	1969	224	$ 13,990	$ 57
W. Springfield Terrace	Northern VA	11/18/02	1978	244	$ 34,198	$140
The Sycamores	Northern VA	12/16/02	1978	185	$ 20,350	$110
Stone Ends	Boston	2/12/03	1972	280	$ 34,028	$121
Falkland Chase	Northern VA	9/10/03	1937	450	$ 58,942	$131

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

15 DISCONTINUED OPERATIONS

The Company adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" effective January 1, 2002. This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It also retains the basic provisions for presenting discontinued operations in the income statement but broadened the scope to include a component of an entity rather than a segment of a business. Pursuant to the definition of a component of an entity in the SFAS, assuming no significant continuing involvement by the former owner after the sale, the sale of an apartment community is now considered a discontinued operation. In addition, apartment communities classified as held for sale are also considered a discontinued operation. The Company generally considers assets to be held for sale when all significant contingencies surrounding the closing have been resolved, which often corresponds with the actual closing date. Properties classified in this manner through December 31, 2003, as discussed below, were reclassified as such in the accompanying Consolidated Statements of Operations for each of the three years ended December 31, 2003.

Included in discontinued operations for the three years ended December 31, 2003 are the operating results, net of minority interest, of nineteen apartment community dispositions (seven sold in 2003 and twelve sold in 2002). For purposes of the discontinued operations presentation, the Company only includes interest expense associated with specific mortgage indebtedness of the properties that are considered discontinued operations.

The operating results of discontinued operations are summarized as follows for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Revenues:			
Rental Income	$6,135	$16,274	$22,498
Property other income	195	450	608
Interest and dividend income	56	78	186
Total Revenues	6,386	16,802	23,292
Operating and Maintenance	3,056	7,149	10,535
Interest expense	1,176	2,066	2,237
Depreciation and amortization	714	2,669	4,091
Impairment of real property	423	1,565	-
Total Expenses	5,369	13,449	16,863
Income from discontinued operations before minority interest	1,017	3,353	6,429
Minority interest	361	1,289	2,688
Income from discontinued operations	$ 656	$ 2,064	$ 3,741

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

16 PROFORMA CONDENSED FINANCIAL INFORMATION

The Company acquired two apartment communities ("2003 Acquired Communities") with 730 units in two unrelated transactions during the twelve-month period ended December 31, 2003. The total purchase price (including closing costs) of $93 million equates to approximately $127 per apartment unit. Consideration for the communities included $68.3 million from the Company's line of credit and $24.7 million of assumed debt.

In addition, during 2003, the Company sold seven apartment communities ("2003 Disposed Properties") having 1,568 units in seven unrelated transactions as part of its strategic disposition program. The total sales price of $59.3 million equates to $38 per apartment unit. A gain on sale of approximately $4 million, prior to the allocation of minority interest, has been recorded in relation to these sales and is reflected in discontinued operations.

The following unaudited proforma information was prepared as if: the (i) the 2003 transactions related to the acquisition of the "2003 Acquired Communities" occurred on January 1, 2002, (ii) the 2002 transactions related to the acquisitions of 21 apartment communities in seven separate transactions occurred on January 1, 2001, (iii) the disposition of the "2003 Disposed Properties" occurred on January 1, 2002, (iv) the 2001 transactions related to the disposition of twelve apartment communities in eight separate transactions occurred on January 1, 2001, and (v) the 2002 Series F Preferred Share offering and the two common equity offerings occurred on January 1, 2001. The proforma financial information is based upon the historical consolidated financial statements and is not necessarily indicative of the consolidated results which actually would have occurred if the transactions had been consummated at January 1, 2001 or 2002, nor does it purport to represent the results of operations for future periods. Adjustments to the proforma condensed combined statement of operations for the twelve months ended December 31, 2003, 2002, and 2001 consist principally of providing net operating activity and recording interest, depreciation and amortization from January 1, 2001 or 2002 to the acquisition date as appropriate.

		For the years ended December 31, (unaudited)	
	2003	2002	2001
Total revenues	$438,790	$421,905	$407,235
Net Income	39,371	47,051	40,924
Net income available to common shareholders	28,031	26,037	28,643
Net income available to common shareholders:			
Basic	$0.96	$1.00	$1.26
Diluted	$0.95	$0.98	$1.25
Weighted average numbers of shares outstanding:			
Basic	29,208,242	26,166,499	22,805,629
Diluted	29,575,660	26,447,280	22,932,123

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

17 SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash flow information including non cash financing and investing activities for the years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Cash paid for interest	$85,895	$76,326	$65,268
Mortgage loans assumed associated with property acquisitions	25,239	153,581	67,807
Issuance of UPREIT Units associated with property and other acquisitions	4,806	11,522	19,133
Increase in real estate associated with the purchase of UPREIT Units	5,600	2,200	1,666
Exchange of UPREIT Units for common shares	7,442	4,411	1,910
Fair value of hedge instruments	956	1,618	920
Compensation cost of stock options issued	804	-	-
Notes issued in exchange for officer and director stock purchases	-	-	1,965
Transfer of notes receivable due from affiliates in exchange for additional equity in the Management Companies	-	-	23,699

18 GAIN (LOSS) ON DISPOSITION OF PROPERTY AND BUSINESS

During 2003, the Company disposed of seven apartment communities with 1,568 units in seven unrelated transactions. The total sales price of $59 million equates to $38 per unit. The total gain on sale of these transactions amounted to approximately $4 million.

During 2002, the Company disposed of twelve apartment communities with 1,724 units in eight unrelated transactions. The total sales price of $87 million equates to $50 per unit. The total gain on sale of these transactions amounted to approximately $7.6 million.

During 2001, the Company disposed of fourteen apartment communities with 2,855 units in six unrelated transactions and two general partnership interests. The total sales price of $122 million equates to $43 per unit. The total gain on sale of these transactions amounted to approximately $26 million.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

19 QUARTERLY FINANCIAL STATEMENT INFORMATION (UNAUDITED)

Quarterly financial information for the years ended December 31, 2003 and 2002 are as follows:

	2003			
	First	Second	Third	Fourth
Revenues	$105,133	$107,886	$110,027	$111,458
Adjustment for discontinued operations	1,822	1,827	1,173	-
Revenues as reported on Form 10-Q	106,955	109,713	111,200	111,458
Net Income (loss)	7,390	12,135	11,604	10,669
Per share data:				
Basic earnings per share data:				
Net income available to common shareholders	$0.14	$0.32	$0.30	$0.28
Diluted earnings per share data:				
Net income available to common shareholders	$0.14	$0.31	$0.30	$0.27

	2002			
	First	Second	Third	Fourth
Revenues	$88,614	$94,493	$100,090	$103,259
Adjustment for discontinued operations	1,525	1,833	817	-
Revenues as reported on Form 10-Q	90,139	96,326	100,907	103,259
Net Income	9,525	19,078	16,856	(520)
Per share data:				
Basic earnings per share data:				
Net income available to common shareholders	$0.25	$0.39	$0.49	$(0.16)
Diluted earnings per share data:				
Net income available to common shareholders	$0.24	$0.39	$0.49	$(0.16)

Full year per share data does not equal the sum of the quarterly data due to the impact of the convertible securities on the quarterly results and not the year to date amounts. The quarterly reports for the years ended December 31, 2003 and 2002 have been reclassified to reflect discontinued operations in accordance with SFAS No. 144.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

20 SUBSEQUENT EVENTS

On January 30, 2004, the Company acquired four communities as part of a portfolio with a total of 534 units in the New Jersey region. The total purchase price of $64.2 million, including closing costs, equates to approximately $120 per unit. Consideration for the properties included $34 million in assumed debt (fair market value of $37 million), $11.9 million in Operating Partnership Units and $18.3 million cash was funded through the use of the Company's line of credit.

On March 2, 2004, the Company acquired a 240-unit community in Frederick, Maryland. The total purchase price of $29.4 million, including closing costs, equates to approximately $123 per apartment unit. Consideration for this property was funded through the use of the Company's line of credit.

REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2003
(IN THOUSANDS)

Community	Encum-brances	Land	Initial Cost Buildings, Improvements & Equipment	Adjust-ments(a)	Costs Capitalized Subsequent to Acquisition	Land	Total Cost Buildings, Improvements & Equipment	Total(b)	Accumulated Depreciation	Total Cost, Net of Accumulated Depreciation	Year of Acquisition
1600 East		$1,000	$8,550		$4,887	$1,000	$13,437	$14,437	$2,736	$11,701	1997
1600 Elmwood	$11,176	299	5,698	3,372	3,890	299	12,960	13,259	6,523	6,736	1983
Apple Hill	29,889	3,486	20,458		6,939	3,486	27,397	30,883	4,718	26,165	1998
Arbor Crossing		1,072	4,382		1,033	1,072	5,415	6,487	729	5,758	1999
Bayview/Colonial	5,626	1,600	8,504		3,069	1,600	11,573	13,173	1,020	12,153	2000
Beechwood		560	3,459		1,976	560	5,435	5,995	916	5,079	1998
Blackhawk	13,953	2,968	14,609		3,936	2,968	18,545	21,513	1,738	19,775	2000
Bonnie Ridge	37,008	4,830	42,960		16,819	4,830	59,779	64,609	7,741	56,868	1999
Braddock Lee	9,630	3,810	8,899		4,365	3,810	13,264	17,074	2,631	14,443	1998
Brittany Place	19,848	4,728	39,725		2,753	4,728	42,478	47,206	1,610	45,596	2002
Brook Hill		330	7,920	25	4,305	330	12,250	12,580	3,483	9,097	1994
Cambridge Village	3,339	2,460	3,204		755	2,460	3,959	6,419	199	6,220	2002
Canterbury -MD	30,539	4,944	21,487		2,191	4,944	23,678	28,622	2,904	25,718	1999
Canterbury Square	6,102	2,352	10,831		4,430	2,352	15,261	17,613	2,950	14,663	1997
Carriage Hill - MI	3,486	840	5,995		1,700	840	7,695	8,535	1,327	7,208	1998
Carriage Hill - NY	5,910	570	3,856		2,541	570	6,397	6,967	1,559	5,408	1996
Carriage Park	5,029	1,280	8,211		2,908	1,280	11,119	12,399	2,052	10,347	1998
Castle Club	6,882	948	8,957		1,662	948	10,619	11,567	1,108	10,459	2000
Cedar Glen		715	2,027		1,652	715	3,679	4,394	666	3,728	1998
Charter Square	10,306	3,952	18,315		7,222	3,952	25,537	29,489	4,734	24,755	1997
Cherry Hill Club	2,841	492	4,109		2,445	492	6,554	7,046	1,264	5,782	1998
Cherry Hill Village	5,282	1,120	6,854		2,253	1,120	9,107	10,227	1,500	8,727	1998
Chesterfield	6,764	1,482	8,240		3,809	1,482	12,049	13,531	2,310	11,221	1997
Cider Mill	66,131	15,552	66,119		1,824	15,552	67,943	83,495	2,363	81,132	2002
Cornwall Park	5,713	439	2,973		3,707	439	6,680	7,119	1,528	5,591	1996
Country Village	6,290	2,236	11,197		5,020	2,236	16,217	18,453	2,770	15,683	1998
Courtyards Village	5,106	3,360	9,844		1,686	3,360	11,530	14,890	764	14,126	2001
Coventry Village.		784	2,349		2,071	784	4,420	5,204	798	4,406	1998
Curren Terrace	15,211	1,908	11,001		5,168	1,908	16,169	18,077	3,119	14,958	1997
Cypress Place	6,322	2,304	7,886		2,586	2,304	10,472	12,776	950	11,826	2000
Deerfield Woods	3,204	864	4,896		1,572	864	6,468	7,332	665	6,667	2000
Devonshire Hills	24,117	14,850	33,068		3,143	14,850	36,211	51,061	2,441	48,620	2001
East Hill		231	1,570		882	231	2,452	2,683	413	2,270	1998
East Meadow	7,140	2,250	10,835		522	2,250	11,357	13,607	998	12,609	2000
East Winds		960	5,099		1,849	960	6,948	7,908	638	7,270	2000
Elmwood Terrace	22,089	6,048	14,754		2,456	6,048	17,210	23,258	1,722	21,536	2000
Emerson Sq.	2,257	384	2,028		1,041	384	3,069	3,453	779	2,674	1997
Executive	2,827	600	3,434		2,436	600	5,870	6,470	1,177	5,293	1997
Fairview	7,595	580	5,305	3,039	2,995	580	11,339	11,919	5,367	6,552	1985
Falcon Crest	13,208	2,772	11,182		4,497	2,772	15,679	18,451	2,196	16,255	1999
Falkland Chase	24,695	9,000	49,723		55	9,000	49,778	58,778	427	58,351	2003
Fenland Field	12,490	3,510	11,097		1,572	3,510	12,669	16,179	861	15,318	2001
Fordham Green	2,824	802	5,299		2,479	802	7,778	8,580	1,378	7,202	1997

F-42

REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2003
(IN THOUSANDS)

Community	Encum-brances	Land	Initial Cost Buildings, Improvements & Equipment	Adjust-ments(a)	Costs Capitalized Subsequent to Acquisition	Land	Total Cost Buildings, Improvements & Equipment	Total(b)	Accumulated Depreciation	Total Cost, Net of Accumulated Depreciation	Year of Acquisition
Gardencrest Apartments	4,594	24,360	61,730		5,698	24,360	67,428	91,788	2,765	89,023	2002
Gateway Village	7,166	1,320	6,649		570	1,320	7,219	8,539	883	7,656	1999
Glen Brook		1,414	4,836		1,539	1,414	6,375	7,789	803	6,986	1999
Glen Manor	6,094	1,044	4,583		1,759	1,044	6,342	7,386	1,071	6,315	1997
Golf Club	16,210	3,990	21,368		9,706	3,990	31,074	35,064	3,356	31,708	2000
Golfview Manor	303	110	545		369	110	914	1,024	176	848	1997
Greentrees	4,531	1,152	8,637		2,903	1,152	11,540	12,692	2,134	10,558	1997
Hampton Court	3,380	1,252	4,632		3,186	1,252	7,818	9,070	692	8,378	2000
Harborside	8,657	250	6,113	32	3,698	250	9,843	10,093	3,068	7,025	1995
Hawthorne Consolidation	10,870	8,940	23,534		8,801	8,940	32,335	41,275	1,480	39,795	2002
Heritage Square		2,000	4,823		535	2,000	5,358	7,358	245	7,113	2002
Hill Brook Place	11,745	2,192	9,156		2,898	2,192	12,054	14,246	1,422	12,824	1999
Holiday/Muncy Consolidation	3,671	3,575	6,134		497	3,575	6,631	10,206	280	9,926	2002
Home Properties of Bryn Mawr	12,997	3,160	18,015		8,236	3,160	26,251	29,411	2,883	26,528	2000
Home Properties of Devon	28,892	6,280	35,777		13,774	6,280	49,551	55,831	5,273	50,558	2000
Home Properties of Newark	17,136	2,592	12,764		10,642	2,592	23,406	25,998	3,001	22,997	1999
Idylwood	8,764	700	16,927	58	8,242	700	25,227	25,927	7,143	18,784	1995
Kingsley	6,176	1,640	11,705		3,823	1,640	15,528	17,168	2,919	14,249	1997
Lake Grove	27,040	7,360	12,068		10,248	7,360	22,316	29,676	4,655	25,021	1997
Lakeshore	5,107	573	3,872		3,401	573	7,273	7,846	1,559	6,287	1996
Lakeview	3,988	636	4,578		2,084	636	6,662	7,298	1,198	6,100	1998
Macomb Manor	3,778	1,296	7,377		1,284	1,296	8,661	9,957	918	9,039	2000
Maple Lane	11,603	2,547	15,011		3,168	2,547	18,179	20,726	2,361	18,365	1999
Maple Tree		840	4,464		1,121	840	5,585	6,425	511	5,914	2000
Mid-Island	6,675	4,160	6,618		3,444	4,160	10,062	14,222	2,204	12,018	1997
Mill Company	1,925	384	1,684		818	384	2,502	2,886	463	2,423	1982
Mill Towne Village	8,530	3,840	13,801		6,313	3,840	20,114	23,954	1,410	22,544	2001
Morningside	18,520	6,147	28,853		16,434	6,147	45,287	51,434	8,116	43,318	1998
New Orleans	7,376	1,848	8,886		5,882	1,848	14,768	16,616	2,762	13,854	1997
Newcastle	6,000	197	4,007	3,707	3,186	197	10,900	11,097	4,941	6,156	1982
Northgate		289	6,987	19	4,202	289	11,208	11,497	3,463	8,034	1994
Oak Manor	4,918	616	4,143		1,916	616	6,059	6,675	1,100	5,575	1998
Oak Park Manor	4,825	1,192	9,228		3,866	1,192	13,094	14,286	2,436	11,850	1997
Orleans Village	43,745	8,510	59,096		9,967	8,510	69,063	77,573	6,228	71,345	2000
Owings Run	31,670	5,537	32,734		1,193	5,537	33,927	39,464	4,028	35,436	1999
Paradise	8,860	972	7,160		3,675	972	10,835	11,807	2,699	9,108	1997
Park Shirlington	12,124	4,410	10,251		5,489	4,410	15,740	20,150	3,077	17,073	1998
Parkview Garden	8,000	1,208	7,245		4,133	1,208	11,378	12,586	2,207	10,379	1997
Patricia	5,417	600	4,219		1,920	600	6,139	6,739	1,040	5,699	1998
Pavilion	29,867	5,184	25,443		19,016	5,184	44,459	49,643	5,209	44,434	1999
Pearl Street	1,118	49	1,189		626	49	1,815	1,864	499	1,365	1995
Perinton Manor	9,395	224	6,120	3,661	2,690	224	12,471	12,695	5,834	6,861	1982
Pleasant View	43,817	5,710	48,051		13,653	5,710	61,704	67,414	10,837	56,577	1998
Pleasure Bay	6,042	1,620	6,282		4,397	1,620	10,679	12,299	1,599	10,700	1998

REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2003
(IN THOUSANDS)

Community	Encum-brances	Land	Initial Cost Buildings, Improvements & Equipment	Adjust-ments(a)	Costs Capitalized Subsequent to Acquisition	Land	Total Cost Buildings, Improvements & Equipment	Total(b)	Accumulated Depreciation	Total Cost, Net of Accumulated Depreciation	Year of Acquisition
Racquet Club	22,223	1,868	23,187		4,474	1,868	27,661	29,529	4,373	25,156	1998
Racquet Club South	2,920	309	3,904		1,468	309	5,372	5,681	848	4,833	1999
Raintree	6,840	0	6,654	4,980	6,951	0	18,585	18,585	7,366	11,219	1985
Redbank Village	11,709	2,000	14,110		6,109	2,000	20,219	22,219	3,291	18,928	1998
Rider Terrace		240	1,275		336	240	1,611	1,851	139	1,712	2000
Ridley Brook	10,175	1,952	7,752		2,334	1,952	10,086	12,038	1,282	10,756	1999
Riverton	6,023	240	6,640	2,547	4,824	240	14,011	14,251	6,704	7,547	1983
Royal Garden	33,470	5,500	14,191		10,098	5,500	24,289	29,789	5,236	24,553	1997
Scotsdale	9,991	1,692	11,963		2,872	1,692	14,835	16,527	2,658	13,869	1997
Selford Townhomes	3,960	1,224	4,224		1,632	1,224	5,856	7,080	742	6,338	1999
Seminary Hill	9,900	2,960	10,250		4,938	2,960	15,188	18,148	1,769	16,379	1999
Seminary Towers	20,322	5,480	19,464		9,337	5,480	28,801	34,281	3,565	30,716	1999
Shakespeare Park	2,452	492	3,442		217	492	3,659	4,151	449	3,702	1999
Sherry Lake	20,430	2,397	15,684		4,414	2,397	20,098	22,495	3,117	19,378	1998
Sherwood Consolidation	8,190	3,255	10,791		1,175	3,255	11,966	15,221	377	14,844	2002
South Bay		1,098	1,975		3,436	1,098	5,411	6,509	526	5,983	2000
Southern Meadows	19,840	9,040	32,008		2,339	9,040	34,347	43,387	2,308	41,079	2001
Southpointe Sq.	2,556	896	4,627		2,285	896	6,912	7,808	1,351	6,457	1997
Spanish Gardens	5,600	398	9,263	20	3,598	398	12,881	13,279	3,728	9,551	1994
Springwells Park	10,531	1,515	16,886		4,021	1,515	20,907	22,422	2,712	19,710	1999
Stephenson House	1,416	640	2,418		1,073	640	3,491	4,131	717	3,414	1997
Stone Ends	24,029	5,600	28,468		244	5,600	28,712	34,312	680	33,632	2003
Stratford Greens	16,139	12,565	33,893		2,113	12,565	36,006	48,571	1,716	46,855	2002
Sunset Gardens	8,908	696	4,693		3,130	696	7,823	8,519	1,720	6,799	1996
Tamarron	5,200	1,320	8,507		610	1,320	9,117	10,437	1,105	9,332	1999
Terry Apartments		650	3,452		397	650	3,849	4,499	339	4,160	2000
The Colony Apartments		7,830	34,225		7,453	7,830	41,678	49,508	4,919	44,589	1999
The Lakes		2,821	23,144		3,289	2,821	26,433	29,254	3,040	26,214	1999
The Landings	13,143	2,459	16,815		6,585	2,459	23,400	25,859	4,408	21,451	1996
The Manor Apts. (MD)	20,042	8,700	27,807		3,079	8,700	30,886	39,586	2,049	37,537	2001
The Manor Apts. (VA)	5,600	1,386	5,770		2,634	1,386	8,404	9,790	1,398	8,392	1999
The Meadows	3,425	208	2,776	1,230	1,474	208	5,480	5,688	2,515	3,173	1984
The New Colonies	21,660	1,680	21,426		8,893	1,680	30,319	31,999	5,437	26,562	1998
The Sycamores		4,625	15,776		305	4,625	16,081	20,706	455	20,251	2002
Timbercroft	6,967	1,704	6,857		1,535	1,704	8,392	10,096	996	9,100	1999
Trexler Park	10,140	2,490	13,890		4,326	2,490	18,216	20,706	1,874	18,832	2000
Valley View	4,178	1,056	4,981		3,651	1,056	8,632	9,688	1,633	8,055	1997
Village Green	7,426	1,103	13,223	4,654	232	1,103	18,109	19,212	5,267	13,945	1994-1996
Village Square-MD	21,772	2,590	13,385		3,152	2,590	16,537	19,127	1,279	17,848	1999
Village Square-PA	3,559	768	3,599		2,811	768	6,410	7,178	1,995	5,183	1997
Virginia Village	9,271	5,160	21,999		3,868	5,160	25,867	31,027	2,051	28,976	2001
Wayne Village	11,032	1,925	12,968		4,319	1,925	17,287	19,212	3,078	16,134	1998
Wellington Lakes	7,717	1,600	4,887		1,969	1,600	6,856	8,456	466	7,990	2001
Wellington Woods		1,140	3,483		1,298	1,140	4,781	5,921	306	5,615	2001

F-44

REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2003
(IN THOUSANDS)

Community	Encum- brances	Land	Initial Cost Buildings, Improvements & Equipment	Adjust- ments(a)	Costs Capitalized Subsequent to Acquisition	Land	Total Cost Buildings, Improvements & Equipment	Total(b)	Accumulated Depreciation	Total Cost, Net of Accumulated Depreciation	Year of Acquisition
West Springfield Terrace		2,440	31,833		433	2,440	32,266	34,706	971	33,735	2002
Westminster	6,698	861	5,787		2,314	861	8,101	8,962	2,012	6,950	1996
Westwood Village	17,450	7,260	22,855		4,836	7,260	27,691	34,951	1,333	33,618	2002
William Henry	23,665	4,666	22,347		7,532	4,666	29,879	34,545	3,041	31,504	2000
Windsor Realty	2,166	402	3,315		1,337	402	4,652	5,054	798	4,256	1998
Woodgate	3,235	480	3,811		1,823	480	5,634	6,114	1,204	4,910	1997
Woodholme Manor	3,846	1,232	4,620		2,017	1,232	6,637	7,869	539	7,330	2001
Woodland Garden	5,804	2,022	10,518		3,766	2,022	14,284	16,306	2,730	13,576	1997
Woodmont Village	3,836	2,880	5,723		806	2,880	6,529	9,409	317	9,092	2002
Yorkshire Village	1,577	1,200	2,025		356	1,200	2,381	3,581	117	3,464	2002
Corporate Assets	1,308	3,748	16		17,586	3,748	17,602	21,350	6,296	15,054	Various
	$1,380,696	$387,655	$1,793,786	$27,344	$544,207	$387,655	$2,365,337	$2,752,992	$330,062	$2,422,930	

(a) Represents the excess of fair value over the historical cost of partnership interests as a result of the application of purchase accounting for the acquisition of non-controlled interests.
(b) The aggregate cost for Federal Income Tax purposes was approximately $2,321,000.
(c) The $1,308,000 in the Other Asset Encumbrances consists of a two notes payable.

HOME PROPERTIES, INC.

REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2003
(IN THOUSANDS)

Depreciation and amortization of the Company's investments in buildings and improvements reflected in the consolidated statements of operations are calculated over the estimated useful lives of the assets as follows:

Buildings and improvements	5-40 years
Resident improvements	Life of related lease

The changes in total real estate assets for the three years ended December 31, 2003, are as follows:

	2003	2002	2001
Balance, beginning of year	$2,597,278	$2,135,078	$1,895,269
Management Companies	5,846	-	-
New property acquisition	96,801	433,043	213,325
Additions	106,346	115,692	130,468
Increase in real estate associated with the purchase of UPREIT Units	5,600	2,200	1,666
Disposals, retirements and impairments	(58,879)	(88,735)	(105,650)
Balance, end of year	$2,752,992	$2,597,278	$2,135,078

The changes in accumulated depreciation for the three years ended December 31, 2003, are as follows:

	2003	2002	2001
Balance, beginning of year	$257,284	$201,564	$153,324
Management Companies	2,287	-	-
Depreciation for the year	79,187	67,610	64,684
Disposals and retirements	(8,696)	(11,890)	(16,444)
Balance, end of year	$330,062	$257,284	$201,564

HOME PROPERTIES OF NEW YORK, INC.
FORM 10-K
For Fiscal Year Ended December 31, 2003
Exhibit Index

Exhibit Number	Exhibit	Location
2.1	Agreement among Home Properties of New York, Inc. and Philip J. Solondz, Daniel Solondz and Julia Weinstein Relating to Royal Gardens I, together with Amendment No. 1	Incorporated by reference to the Form 8- K filed by Home Properties of New York, Inc. dated 6/6/97 (the "6/6/97 8-K")
2.2	Agreement among Home Properties of New York, Inc and Philip Solondz and Daniel Solondz relating to Royal Gardens II, together with Amendment No. 1	Incorporated by reference to the 6/6/97 8-K
2.15	Contribution Agreement, dated October __, 1997 between Home Properties of New York between Home Properties of New York, L.P. and Berger/Lewiston Associates Limited Partnership; Stephenson-Madison Heights Company Limited Partnership; Kingsley- Moravian Company Limited Partnership; Woodland Garden Apartments Limited Partnership; B&L Realty Investments Limited Partnership; Southpointe Square Apartments Limited Partnership; Greentrees Apartments Limited Partnership; Big Beaver-Rochester Properties Limited Partnership; Century Realty Investment Company Limited Partnership	Incorporated by reference to the Form 8-K filed by Home Properties of New York, Inc. dated 10/7/97
2.24	Contribution Agreement dated March 2, 1998 among Home Properties of New York, L.P., Braddock Lee Limited Partnership and Tower Construction Group, LLC	Incorporated by reference to the Form 8-K filed by Home Properties of New York, Inc., dated 3/24/98 (the "3/24/98 8-K")
2.25	Contribution Agreement dated March 2, 1998 among Home Properties of New York, L.P., Park Shirlington Limited Partnership and Tower Construction Group, LLC	Incorporated by reference to the 3/24/98 8-K
2.27	Form of Contribution Agreement among Home Properties of New York, L.P. and Strawberry Hill Apartment Company LLLP, Country Village Limited Partnership, Morningside Six, LLLP, Morningside North Limited Partnership and Morningside Heights Apartment Company Limited Partnership with schedule setting forth material details in which documents differ from form	Incorporated by reference to the Form 8-K filed by Home Properties of New York, Inc. on 5/22/98 (the "5/22/98 8-K")
2.29	Form of Contribution Agreement dated June 7, 1999, relating to the CRC Portfolio with schedule setting forth material details in which documents differ from form	Incorporated by reference to the Form 8-K filed by Home Properties of New York, Inc. on 7/2/99 (the "7/2/99 8-K")
2.30	Form of Contribution Agreement relating to the Mid-Atlantic Portfolio with schedule setting forth material details in which documents differ from form	Incorporated by reference to the Form 8-K filed by Home Properties of New York, Inc. on 7/30/99

Exhibit Number	Exhibit	Location
2.31	Contribution Agreement among Home Properties of New York, L.P., Leonard Klorfine, Ridley Brook Associates and the Greenacres Associates	Incorporated by reference to the Form 8-K filed by Home Properties of New York, Inc. on 10/5/99 (the "10/5/99 8-K")
2.33	Contribution Agreement among Home Properties of New York, L.P., Gateside-Bryn Mawr Company, L.P., Willgold Company, Gateside-Trexler Company, Gateside-Five Points Company, Stafford Arms, Gateside-Queensgate Company, Gateside Malvern Company, King Road Associates and Cottonwood Associates	Incorporated by reference to the Form 8-K filed by Home Properties of New York, Inc. on 4/5/00
2.34	Form of Contribution Agreement between Old Friends Limited Partnership and Home Properties of New York, L.P. and Home Properties of New York, Inc., along with Amendments Number 1 and 2 thereto	Incorporated by reference to the Form 8-K/A filed by Home Properties of New York, Inc. on 12/5/00 (the "12/5/00 8-K")
2.35	Form of Contribution Agreement between Deerfield Woods Venture Limited Partnership and Home Properties of New York, L.P.	Incorporated by reference to the 12/5/00 8-K/A
2.36	Form of Contribution Agreement between Macomb Apartments Limited Partnership and Home Properties of New York, L.P.	Incorporated by reference to the 12/5/00 8-K/A
2.37	Form of Contribution Agreement between Home Properties of New York, L.P. and Elmwood Venture Limited Partnership	Incorporated by reference to the 12/5/00 8-K/A
2.38	Form of Sale Purchase and Escrow Agreement between Bank of America as Trustee and Home Properties of New York, L.P.	Incorporated by reference to the 12/5/00 8-K/A
2.39	Form of Contribution Agreement between Home Properties of New York, L.P., Home Properties of New York, Inc. and S&S Realty, a New York General Partnership (South Bay)	Incorporated by reference to the 12/5/00 8-K/A
2.40	Form of Contribution Agreement between Hampton Glen Apartments Limited Partnership and Home Properties of New York, L.P.	Incorporated by reference to the 12/5/00 8-K/A
2.41	Form of Contribution Agreement between Home Properties of New York, L.P. and Axtell Road Limited Partnership	Incorporated by reference to the 12/5/00 8-K/A
2.42	Form of Contribution Agreement between Elk Grove Terrace II and III, L.P., Elk Grove Terrace, L.P. and Home Properties of New York, L.P.	Incorporated by reference to the Form 8-K filed by Home Properties of New York, Inc. on 1/10/01

Exhibit Number	Exhibit	Location
3.1	Articles of Amendment and Restatement of Articles of Incorporation of Home Properties of New York, Inc.	Incorporated by reference to Home Properties of New York, Registration Statement on Form S-11, File No. 33-78862 (the "S-11 Registration Statement")
3.2	Articles of Amendment of the Articles of Incorporation of Home Properties of New York, Inc.	Incorporated by reference to the Home Properties of New York, Inc. Registration Statement on Form S-3 File No. 333-52601 filed May 14, 1998 (the "5/14/98 S-3")
3.3	Articles of Amendment of the Articles of Incorporation of Home Properties of New York, Inc.	Incorporated by reference to 7/2/99 8-K
3.4	Amended and Restated Articles Supplementary of Series A Senior Convertible Preferred Stock of Home Properties of New York, Inc.	Incorporated by reference to the Home Properties of New York, Inc. Registration Statement on Form S-3, File No. 333-93761, filed 12/29/99 (the "12/29/99 S-3")
3.5	Series B Convertible Cumulative Preferred Stock Articles Supplementary to the Amended and Restated Articles of Incorporation of Home Properties of New York, Inc.	Incorporated by reference to the Home Properties of New York, Inc. Registration Statement on Form S-3, File No. 333-92023, filed 12/3/99
3.6	Series C Convertible Cumulative Preferred Stock Articles Supplementary to the Amended and Restated Articles of Incorporation of Home Properties of New York, Inc.	Incorporated by reference to the Form 8-K filed by Home filed by Home Properties of New York, Inc. on 5/22/00 (the "5/22/00 8-K")
3.7	Series D Convertible Cumulative Preferred Stock Articles Supplementary to the Amended and Restated Articles of Incorporation of Home Properties of New York, Inc.	Incorporated by reference to the Form 8-K filed by Home Properties of New York, Inc. on 6/12/00 (the "6/12/00 8-K")
3.8	Series E Convertible Cumulative Preferred Stock Articles Supplementary to the Amended and Restated Articles of Incorporation of Home Properties of New York, Inc.	Incorporated by reference to the Form 8-K filed by Home Properties of New York, Inc. on 12/22/00 (the "12/22/00 8-K)
3.9	Amended and Restated By-Laws of Home Properties of New York, Inc. (Revised 12/30/96)	Incorporated by reference to the Form 8-K filed by Home Properties of New York, Inc. dated December 23, 1996 (the "12/23/96 8- K")
3.10	Series F Cumulative Redeemable Preferred Stock Articles Supplementary to the Amended and Restated Articles of Incorporation of Home Properties of New York, Inc.	Incorporated by reference to the Form 8-A12B filed by Home Properties of New York, Inc. on March 20, 2002

Exhibit Number	Exhibit	Location
4.1	Form of certificate representing Shares of Common Stock	Incorporated by reference to the Form 10- K filed by Home Properties of New York, Inc. for the period ended 12/31/94 (the "12/31/94 10-K")
4.2	Agreement of Home Properties of New York, Inc. to file instruments defining the rights of holders of long-term debt of it or its subsidiaries with the Commission upon request	Incorporated by reference to the 12/31/94 10-K
4.7	Spreader, Consolidation, Modification and Extension Agreement between Home Properties of New York, L.P. and John Hancock Mutual Life Insurance Company, dated as of October 26, 1995, relating to indebtedness in the principal amount of $20,500,000	Incorporated by reference to the Form 10-K filed by Home Properties New York, Inc. for the period ended 12/31/95 (the "12/31/95 10-K")
4.8	Amended and Restated Stock Benefit Plan of Home Properties of New York, Inc.	Incorporated by reference to the 6/6/97 8-K
4.9	Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan	Incorporated by reference to the Form 8-K filed by Home Properties of New York, Inc., dated 12/23/97
4.10	Amendment No. One to Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan	Incorporated by reference to the Home Properties of New York, Inc. Registration Statement on Form S-3, File No. 333-49781, filed on 4/9/98 (the "4/9/98 S-3")
4.11	Amendment No. Two to Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan	Incorporated by reference to the Home Properties of New York Inc. Registration Statement on Form S-3, File No. 333-58799, filed on 7/9/98 (the "7/9/98 S-3")
4.12	Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan	Incorporated by reference to Home Properties of New York, Inc. Form 10-Q for the Quarter ended 6/30/98 (the "6/30/98 10-Q")
4.13	Amendment No. Three to Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan	Incorporated by reference to the Home Properties of New York, Inc. Registration Statement on Form S-3, Registration No. 333-67733, filed on 11/23/98 (the "11/23/98 S-3")
4.14	Directors' Stock Grant Plan	Incorporated by reference to the 5/22/98 8-K
4.15	Director, Officer and Employee Stock Purchase and Loan Plan	Incorporated by reference to 5/22/98 8-K

Exhibit Number	Exhibit	Location
4.16	Home Properties of New York, Inc., Home Properties of New York, L.P. Executive Retention Plan	Incorporated by reference to the 7/2/99 8-K
4.17	Home Properties of New York, Inc. Deferred Bonus Plan	Incorporated by reference to the 7/2/99 8-K
4.18	Fourth Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan	Incorporated by reference to the Registration Statement on Form S-3, File No. 333-94815 filed on 1/18/2000
4.19	Directors Deferred Compensation Plan	Incorporated by reference to the Home Properties of New York, Inc. Form 10-K for the period ended 12/31/99 (the "12/31/99 10-K")
4.23	Home Properties of New York, Inc. Amendment Number One to the Amended and Restated Stock Benefit Plan	Incorporated by reference to the Form 10-Q of Home Properties of New York, Inc. for the quarter ended 3/31/00 (the "3/31/00 10-Q")
4.24	Fifth Amended and Restated Dividend Reinvestment, Stock Purchase, Resident Stock Purchase and Employee Stock Purchase Plan	Incorporated by reference to the Registration Statement on Form S-3, file No. 333-54160, filed 1/23/01
4.25	Sixth Amended and Restated Dividend Reinvestment and Direct Stock Purchase Plan	Incorporated by reference to the Form 10-K filed by Home Properties of New York, Inc., for the annual period ended 12/31/00 (the "12/31/00 10-K")
4.26	Home Properties of New York, Inc. Amendment Number Two to the Amended and Restated Stock Benefit Plan	Incorporated by reference to the Form 10-K filed by Home Properties of New York, Inc. for the annual period ended 12/31/01 (the "12/31/01 10-K")
4.27	Amendment No. One to Home Properties of New York, Inc. Deferred Bonus Plan	Incorporated by reference to the 12/31/01 10-K
4.28	Amended and Restated Director Deferral Compensation Plan	Incorporated by reference to Form 10-K of Home Properties of New York, Inc. filed for the annual period ended 12/31/02 (the "12/31/02 10-K")
4.29	Amendment No. Two to Deferred Bonus Plan	Incorporated by reference to the 12/31/02 10-K
10.1	Second Amended and Restated Agreement Limited Partnership of Home Properties of New York, L.P.	Incorporated by reference to the Form 8-K filed by Home Properties of New York, Inc. dated 9/26/97 (the "9/26/97 8-K")

Exhibit Number	Exhibit	Location
10.2	Amendments No. One through Eight to the Second Amended and Restated Agreement of Limited Partnership of Home Properties of New York, L.P.	Incorporated by reference to Form 10-K of Home Properties of New York, Inc. for the period ended 12/31/97 (the "12/31/97 10-K")
10.3	Articles of Incorporation of Home Properties Management, Inc.	Incorporated by reference to the S-11 Registration Statement
10.4	By-Laws of Home Properties Management, Inc.	Incorporated by reference to S-11 Registration Statement
10.5	Articles of Incorporation of Conifer Realty Corporation	Incorporated by reference to 12/31/95 10-K
10.6	Articles of Amendment to the Articles of Incorporation of Conifer Realty Corporation Changing the name to Home Properties Resident Services, Inc.	Incorporated by reference to the 12/31/00 10-K
10.7	By-Laws of Conifer Realty Corporation (now Home Properties Resident Services, Inc.)	Incorporated by reference to the 12/31/95 10-K
10.8	Home Properties Trust Declaration of Trust, dated September 19, 1997	Incorporated by reference to the Form 8-K filed by Home Properties of New York, Inc. dated 9/26/97 (the "9/26/97 10-K")
10.13	Indemnification Agreement between Home Properties of New York, Inc. and certain officers and directors	Incorporated by reference to the Form 10-Q filed by Home Properties of New York, Inc. for the quarter ended 6/30/94 (the "6/30/94 10-Q")
10.15	Indemnification Agreement between Home Properties of New York, Inc. and Alan L. Gosule	Incorporated by reference to the Form 10-K filed by Home Properties of New York, Inc. for the annual period ended 12/31/96 (the 12/31/96 10-K")
10.17	Agreement of Operating Sublease, dated October 1, 1986, among KAM, Inc., Morris Massry and Raintree Island Associates, as amended by Letter Agreement Supplementing Operating Sublease dated October 1, 1986	Incorporated by reference to the S-11 Registration Statement
10.18	Form of Term Promissory Note payable to Home Properties of New York, by officers and directors in association with the Executive and Director Stock Purchase and Loan Program	Incorporated by reference to the 12/31/96 10-K
10.19	Form of Pledge Security Agreement executed by officers and directors in connection with Executive and Director Stock Purchase and Loan Program	Incorporated by reference to the 12/31/96 10-K

Exhibit Number	Exhibit	Location
10.20	Schedule of Participants, loan amounts and shares issued in connection with the Executive and Director Stock Purchase and Loan Program	Incorporated by reference to the 12/31/96 10-K
10.21	Subordination Agreement between Home Properties of New York, Inc. and The Chase Manhattan Bank relating to the Executive and Director Stock Purchase and Loan Program	Incorporated by reference to the 12/31/96 10-K
10.26	Amendment No. Nine to the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership	Incorporated by reference to 5/14/98 S-3
10.27	Master Credit Facility Agreement by and among Home Properties of New York, Inc., Home Properties of New York, L.P., Home Properties WMF I LLC and Home Properties of New York, L.P. and P-K Partnership doing business as Patricia Court and Karen Court and WMF Washington Mortgage Corp., dated as of August 28, 1998	Incorporated by reference to the Home Properties of New York, Inc. Form 10-Q for the quarter ended 9/30/98 (the "9/30/98 10-Q")
10.28	First Amendment to Master Credit Facility Agreement, dated as of December 11, 1998 among Home Properties of New York, Inc., Home Properties of New York, L.P., Home Properties WMF I LLC and Home Properties of New York, L.P. and P-K Partnership doing business as Patricia Court and Karen Court and WMF Washington Mortgage Corp. and Fannie Mae	Incorporated by reference to the Form 10-K filed by Home Properties of New York, Inc. for the annual period ended 12/31/98 (the "12/31/98 10-K")
10.29	Second Amendment to Master Credit Facility Agreement, dated as of August 30, 1999 among Home Properties of New York, Inc., Home Properties of New York, L.P., Home Properties WMF I LLC and Home Properties of New York, L.P. and P-K Partnership doing business as Patricia Court and Karen Court and WMF Washington Mortgage Corp. and Fannie Mae	Incorporated by reference to the 12/31/99 10-K
10.30	Amendments Nos. Ten through Seventeen to the Second Amended and Restated Limited Partnership Agreement	Incorporated by reference to the 12/31/98 10-K
10.31	Amendments Nos. Eighteen through Twenty- Five to the Second Amended and Restated Limited Partnership Agreement	Incorporated by reference to the Home Properties of New York, Inc. Form 10-Q for the quarter ended 9/30/99 (the "9/30/99 10-Q")
10.32	Credit Agreement, dated 8/23/99 between Home Properties of New York, L.P., the Lenders, Party hereto and Manufacturers and Traders Trust Company as Administrative Agent	Incorporated by reference to the 9/30/99 10-Q
10.33	Amendment No. Twenty-Seven to the Second Amended and Restated Limited Partnership Agreement	Incorporated by reference to the 12/29/99 S-3

Exhibit Number	Exhibit	Location
10.34	Amendments Nos. Twenty-Six and Twenty-Eight through Thirty to the Second Amended and Restated Limited Partnership Agreement	Incorporated by reference to the 12/31/99 10-K
10.35	Registration Rights Agreement between Home Properties of New York, Inc. and GE Capital Equity Investment, Inc., dated 9/29/99	Incorporated by reference to the 12/31/99 10-K
10.36	Amendment to Partnership Interest Purchase Agreement and Exchange Agreement	Incorporated by reference to the 12/29/99 S-3
10.37	2000 Stock Benefit Plan	Incorporated by reference to the 12/31/99 10-K
10.39	Purchase Agreement between Home Properties of New York, Inc. and The Equitable Life Assurance Society of the United States	Incorporated by reference to the 6/12/00 8-K
10.41	Home Properties of New York, L.P. Amendment Number One to Executive Retention Plan	Incorporated by reference to the 3/31/00 10-Q
10.42	Amendments No. Thirty-One and Thirty-Two to the Second Amended and Restated Limited Partnership Agreement	Incorporated by reference to the 3/31/00 10-Q
10.47	Employment Agreement between Home Properties of New York, L.P., Home Properties of New York Inc. and Edward J. Pettinella, and Amendment No. One, thereto	Incorporated by reference to the 12/31/00 10-K
10.49	Amendment No. Thirty Three to the Second Amended and Restated Limited Partnership Agreement	Incorporated by reference to the 12/31/00 10-K
10.50	Amendment No. Thirty Five to the Second Amended and Restated Limited Partnership Agreement	Incorporated by reference to the 12/31/00 10-K
10.51	Amendment No. Forty Two to the Second Amended and Restated Limited Partnership Agreement	Incorporated by reference to the 12/31/00 10-K
10.52	Amendments Nos. Thirty Four, Thirty Six through Forty One, Forty Three and Forty Four to the Second Amended and Restated Limited Partnership Agreement	Incorporated by reference to the 12/31/00 10-K
10.53	Purchase and Sale Agreement among Home Properties of New York, L.P., Conifer Realty Corporation and Conifer Realty LLC, and Amendments Nos. One and Two thereto.	Incorporated by reference to the 12/31/00 10-K
10.57	Amendment Nos. Forty-Five through Fifty-One to the Second Amendment and Restated Limited Partnership Agreement	Incorporated by reference to the 12/31/01 10-K
10.58	Home Properties of New York, Inc. Amendment No. One to 2000 Stock Benefit Plan	Incorporated by reference to the 12/31/01 10-K

Exhibit Number	Exhibit	Location
10.59	Home Properties of New York, Inc. Amendment No. Two to 2000 Stock Benefit Plan	Incorporated by reference to the 12/31/01 10-K
10.60	Amendment Nos. Fifty-Two to Fifty-Five to the Second Amended and Restated Limited Partnership Agreement	Incorporated by reference to the Form 10-Q filed by Home Properties of New York, Inc. for the quarter ended 9/30/02 (the "9/30/02 10-Q")
10.61	Amendment Nos. Fifty-Six to Fifty-Eight to the Second Amended and Restated Limited Partnership Agreement	Incorporated by reference to the Form 10-K filed by Home Properties of New York, Inc. for the annual period ended 12/31/02 (the "12/31/02 10-K")
10.62	Amendment No. Two to Credit Agreement	Incorporated by reference to the 9/30/02 10Q
10.63	Purchase and Sale Agreement, dated as of January 1, 2004 among Home Properties of New York, L.P., Home Properties Management, Inc. and Home Leasing, LLC, dated January 1, 2004	Filed herewith
10.64	Amendment Nos. Fifty-Nine through Sixty-Seven to the Second Amended and Restated Limited Partnership Agreement	Filed herewith
10.65	Home Properties of New York, Inc. Amendment No. Three to 2000 Stock Benefit Plan	Filed herewith
10.66	Employment Agreement, dated as of October 28, 2003 between Home Properties, L.P., Home Properties, Inc., and Nelson B. Leenhouts	Incorporated by reference to the Form 8-K filed by Home Properties of New York, Inc. on 10/29/03 (the "10/29/03 8-K")
10.67	Employment Agreement, dated as of October 28, 2003 between Home Properties, L.P., Home Properties, Inc. and Norman B. Leenhouts	Incorporated by reference to the 10/29/03 8-K
10.68	Home Properties of New York, Inc. 2003 Stock Benefit Plan	Incorporated by reference to Schedule 14A filed by Home Properties of New York, Inc. on March 28, 2003
10.69	Amendment Number Two to Home Properties of New York, Inc. and Home Properties of New York, L.P. Executive Retention Plan	Filed herewith
11	Computation of Per Share Earnings Schedule	Filed herewith
14.1	Home Properties of New York, Inc. Code of Ethics for Senior Finance Officers	Filed herewith

Exhibit Number	Exhibit	Location
14.2	Home Properties of New York, Inc. Code of Business Conduct and Ethics	Filed herewith
21	List of Subsidiaries of Home Properties of New York, Inc.	Filed herewith
23	Consent of PricewaterhouseCoopers LLP	Filed herewith
31.1	Section 302 Certification of Chief Executive Officer	Furnished herewith
31.2	Section 302 Certification of Chief Financial Officer	Furnished herewith
32.1	Section 906 Certification of Chief Executive Officer	Filed herewith
32.2	Section 906 Certification of Chief Financial Officer	Filed herewith
99	Additional Exhibits - Debt Summary Schedule	Filed herewith